Form 20-F
period 2025-03-31
Vantage Corp (Singapore)
filed 2025-07-28
CIK 2027160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from __________________ to_____________________________

Commission file number 001-42696

Vantage Corp
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

#07-07, Level 7, 51 Cuppage Road Singapore 229469
(Address of principal executive offices)

Andresian D’Rozario, Chief Executive Officer #07-07, Level 7, 51 Cuppage Road Singapore 229469 +65 6737 2221
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Ordinary Shares, par value US$0.001 per share	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,000,000 Ordinary Shares, consisting of 7,633,620 Class A Ordinary Shares and 20,366,380 Class B Ordinary Shares as of March 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Non-accelerated filer ☒
Accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Business and Industry

We may incur losses in the future.

We anticipate that our operating expenses, together with the increased general administrative expenses of a public company upon completion of our initial public offering in June 2025 (the “IPO”), will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our service offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

There is no assurance that our future expansion and other growth plans will be successful.

As part of our future plans, we intend to expand our business globally through joint ventures, acquisitions and/or strategic alliances.

As such, we may be subject to risks related to the expansion of our Group such as, among others:

●	the availability of sufficient funds;

●	difficulties arising from operating a significantly larger and more complex organization;

●	difficulties in entering into new businesses for which we may not be as or at all familiar

●	difficulties in integrating the assets and the business operations of the subsidiaries and strategic alliances cohesively;

●	failure to realize expected profitability or growth;

●	failure to realize expected synergies and cost savings; and

●	unforeseen legal, regulatory, contractual, labor or other issues, whether in Singapore and Dubai or elsewhere

We may also enter into new geographic markets such as Houston and Geneva depending on the demand for our services as well as opportunities for growth. Overseas expansion involves numerous risks, including but not limited to legal and regulatory risks and financial costs. We cannot assure you that our operations in new geographic markets will be profitable. In addition to the above, geographic expansion will require substantial management dedication and efforts which may require significant additional expenditures. The successful implementation of our growth strategies depends on a variety of factors including our ability to hire and retain key management personnel, negotiate attractive terms for such acquisitions or expansions that may command high valuations, and obtain sufficient financing for our capital expenditures. There is no assurance that we will be able to obtain the required financing or that we will continue to have sufficient cash flow to fund our Group’s expansion. Even if management takes all precautions there is no certainty that all due diligence will create effective synergies that would be anticipated with growth. The above-mentioned challenges associated with our growth plans may place increased demands on our management and on our operational systems and other resources, and could also increase our exposure to unanticipated risks and liabilities.

As such, there is no assurance that our Group will be successful in implementing our future plans or that we will be able to realize the profits, growth, or synergies expected from our Group’s expansion. In the event that we are unable to effectively or successfully execute our expansion strategies, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We operate in a competitive environment and face competition from existing and new industry players.

We operate in a competitive environment and our success depends to a large extent on our ability to compete against other industry players on, among other things, reputation, track record and customer service.

We cannot assure you that we will be able to compete effectively against our existing and future competitors and adapt quickly to changing market conditions and trends. Failure to keep abreast of technological advancements and industry developments may result in failure to provide services in a cost-effective and efficient manner compared to our competitors, which may lead to loss of customers. Our business and results of operations may be adversely affected if competition intensifies. Any failure by us to remain competitive will adversely affect our business, financial condition and results of operations.

In addition, the shipbroking market is a highly fragmented market due to the low barriers to entry and low product differentiation, and therefore new competitors may enter the industry, resulting in increased competition, which in turn may result in us losing our existing customers and not being able to secure new customers. There is no assurance that we will be able to compete successfully in the future against our existing or potential competitors or that our business, financial condition and results of operations will not be adversely affected by increased competition.

We are exposed to the credit risks of our customers and we may experience delays or defaults in collecting our receivables, and thus we face liquidity risks.

We face uncertainties over the timeliness of our customers’ payments and their ability to pay. Our customers’ ability to pay may be affected by events or circumstances that are difficult to foresee or anticipate, such as a decline in their business or an economic downturn. Hence, there can be no assurance that we will be able to collect our trade debts fully or within a reasonable period of time. If a client goes bankrupt or finds financial difficulties before they can pay our dues/commissions we could be faced with a substantial loss.

As such, our financial condition and results of operations are dependent, to a certain extent, on the creditworthiness of our customers. If there are any unforeseen circumstances affecting our customers’ ability or willingness to pay us, we may experience payment delays or non-payment. In such events, our Group’s liquidity, cash flows and working capital may be adversely affected.

Our reliance on a limited number of vendors exposes us to vendor concentration risk. A loss of any of these vendors could negatively affect our business, results of operations, financial condition and prospects.

We rely on a limited number of vendors. For the year ended March 31, 2025, two vendors E and K accounted for 5% and 4% of our total commission expenses, respectively. While these individual percentages are not substantial, they reflect an operational dependency that could present risks if either vendor were to face service disruptions or fail to meet our performance standards.

To support efficiency and scalability, we regularly evaluate and adjust our vendor relationships based on business needs, vendor performance, and market conditions. While this approach helps streamline operations, relying on a smaller pool of vendors may reduce our flexibility to shift providers quickly if needed. In the event of disruptions or the need to transition to alternative vendors, we may face additional costs, delays, or service limitations that could affect our ability to meet customer needs.

We are dependent on our key management and skilled personnel for our continued success and growth.

We attribute our success and growth to-date largely to the contributions and expertise of our directors and executive officers, all of whom have extensive experience in our business or relevant industries. Our directors and executive officers have worked in the industry for over 20 years on average, and have contributed significantly to business growth since our inception. They possess extensive industry knowledge and comprehensive global and local industry networks, and are familiar with all aspects of our business operations. They are instrumental to our continued success, formulating business strategies and spearheading the growth of our business.

However, there is no assurance that we will be able to continue to retain the services of our key personnel. Even though there is keyman insurance for the significant directors, the resignation or the loss of their services or any of our directors, executive officers or other key personnel without suitable and timely replacement or the inability to attract and retain qualified management personnel, may materially and adversely affect our business, results of operations and prospects.

Our continued success and growth are also dependent upon our ability to recruit and retain qualified personnel. Qualified personnel with the appropriate experience in the industries we operate in are limited and competition for the employment of such personnel is intense. Even though we intend to continue to devote significant resources to recruit, train and retain such personnel, there is no assurance that we will be able to attract the necessary qualified personnel to work for us or that we will be able to retain the qualified personnel or that suitable and timely replacements can be found for skilled personnel who leave us. Further, competition for skilled qualified employees may result in us having to pay higher wages to attract and retain our employees, which may result in higher labor costs, which in turn may materially and adversely affect our results of operations. If we are unable to continue to attract and retain qualified employees, this will adversely affect our business and prospects.

Adverse conditions in the global financial markets and the general economy may adversely affect our business, financial condition, results of operations and prospects.

While our current business operates in Singapore and Dubai, our business, financial condition, results of operations and prospects may be adversely affected by political, economic, social and legal developments in Singapore and Dubai and globally that are beyond our control. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, changes in interest rates, rates of economic growth, fiscal and monetary policies of the government, inflation, deflation, methods of taxation and tax policy, unemployment trends, and other matters that influence consumer confidence, spending and tourism.

Further, negative developments in geo-political events such as the US-China trade and Ukraine War issues may bring uncertainty to the global economy. Any of such issues may lead to retaliatory and/or threat of retaliatory measures being imposed on the relevant countries. This may lead to volatility in the financial markets. The nature and extent of such changes are difficult to predict, and may bring uncertainty to the global economy and/or political environment. There is no assurance that we will be able to grow our business, or that we will be able to react promptly to any change in economic conditions. If we fail to react promptly to the changing economic conditions, our performance and profitability could be adversely affected. Our business, financial condition, results of operations and prospects may be materially and adversely affected if these conditions deteriorate in the future.

Our insurance coverage may not cover all our damages and losses.

We maintain different insurance policies for our business, covering damages or loss to our keys assets, facilities and liabilities. While we believe that the insurance coverage we maintain is reasonably adequate to cover the normal risks associated with the operation of our business, we cannot be certain that our coverage will be sufficient to cover all future claims against us and any other business-related risks. Such incidences may lead to unforeseen costs and we may have to compensate for any losses or damages suffered by third parties as a result of such incidents and which are not covered by our insurance policies. In the event of personal injuries, fires or other accidents suffered by our employees or other people, we could face claims alleging that we were negligent, provided inadequate supervision or be otherwise liable for the injuries.

In addition, we cannot assure you that any claim under the insurance policies maintained by us will be honored fully, in part or on time, or that we have sufficient insurance to cover all our losses. In addition, our insurance coverage may expire from time to time. We apply for the renewal of our insurance coverage in the normal course of our business, but we cannot assure you that such renewals will be granted in a timely manner, at acceptable cost or at all. To the extent that we suffer loss or damage for which we did not obtain or maintain insurance, and which is not covered by insurance, exceeds our insurance coverage or where our insurance claims are rejected, the loss would have to be borne by us and our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

We will need to take out more key-man insurance to protect against adverse negative repercussions from sudden and unforeseen losses.

We may be affected by any adverse impact on our reputation and goodwill.

We have built a reputation as one of the reliable providers of shipbroking services. A solitary incident might cause a situation that negatively affects other parts of our business. Any negative publicity about us, our directors, our executive officers or our substantial shareholders, whether founded or unfounded, may tarnish our reputation and goodwill with our customers and suppliers. Such negative publicity may include, among other things, unsuccessful attempts in joint ventures, acquisitions or take-overs, or involvement in litigation, insolvency proceedings or investigations by government authorities.

We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure.

While we have not been the subject of any cyber-attacks or IT system failures that have had a material impact on our Group, our business may be impacted by such attacks or system failures in the future. Cybersecurity attacks, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. A cyberattack or system failure may result in operational downtimes and/or delays, which may have a detrimental impact on our ability to provide services to our customers. In addition, we utilize Opswiz, a cloud-based operational control program aimed at efficiently managing documentation within the tanker market and any failure of the system could disrupt our daily operations and lead to delays in our provision of services or loss in our revenues.

We face risks of potential unauthorized use and limited legal protection due to the absence of intellectual property registration for Opswiz.

While Opswiz provides significant operational benefits and streamlines processes within the organization, it currently lacks formal protection under relevant intellectual property laws. According to the terms of grant from Enterprise Singapore, we are restricted from selling, leasing, disposing of or otherwise transferring Opswiz for one year after completion of developing Opswiz. Such one-year restriction period lapsed in December 2023, and we currently expect we will be able to monetize on Opswiz by the end of 2024 through a licensing system, offering it to companies in need of an efficient operations management solution. We developed Opswiz entirely in-house from scratch, and as a result, we own all intellectual property rights to Opswiz, even though we have not officially registered them. We cannot assure you that by the time we offer Opswiz to third parties, Opswiz will be adequately protected under relevant intellectual property laws. Opswiz may remain vulnerable due to the absence of registered intellectual property rights. Without patents, trademarks, or copyrights, the Company cannot prevent competitors from replicating its features or functionalities. Competitors may reverse-engineer Opswiz, potentially leading to imitation or unauthorized use. The lack of intellectual property protection makes it challenging to defend Opswiz’s proprietary algorithms and innovations.

We could incur substantial costs as a result of data protection concerns.

We handle the personal data of customers in the course of providing shipbroking services to our clients and counterparties, which include shipowners and charterers. The collection and use of such personal data is governed by personal data protection laws in Singapore, in particular the Personal Data Protection Act 2012 of Singapore. While we have implemented measures to protect sensitive information and confidential and personal data and comply with applicable laws, rules and regulations, our facilities and systems may be vulnerable to security breaches and other data loss, including cyber-attacks. In addition, it is not possible to predict the impact on our business of any future loss, alteration or misappropriation of information in our possession related to us, our employees, former employees, customers, suppliers or others. This could lead to negative publicity, legal claims, theft, modification or destruction of proprietary information or key information, damage to or inaccessibility of critical systems, operational downtimes and/or delays and other significant costs, which could adversely affect our business, financial condition, results of operations and prospects.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may, from time to time, be involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve it may have a material adverse effect on our business. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which could have a material adverse effect on our financial condition.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may, from time to time, be involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve it may have a material adverse effect on our business. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which could have a material adverse effect on our financial condition.

Changes in technological advancements may reduce the scope for shipbrokers as middlemen.

There have been attempts to “replace” the shipbroker through new technology. However, to this day and age it still has not been accomplished. We have made preparations to ensure continuity in the fast changing technology landscape, anticipating the role in which shipbrokers can play alongside advancements in technology, or can leverage technology to deliver new products and services. However, technology which may be adopted by shipowners and charterers, which are outside of our control, may limit the opportunities for shipbrokers to act as middlemen which if it were to occur could adversely affect our revenue.

The revenue from our shipbroking business is non-recurring in nature and our profitability is highly unpredictable.

The performance of our brokerage services depends, to a large extent, on our ability to leverage our business network and relationships to source and retain clients. Since our engagements were negotiated on a project-by-project basis with our clients, revenue generated from our services may fluctuate from time to time and may not recur. The number of projects undertaken by us, the total revenue derived from our business and the revenue generated from each client are affected by numerous factors such as market condition, the terms of each engagement, project duration, complexity and completion timeline of each project, resulting in uncertainties in relation to the sustainability of our financial performance. There is no assurance that the clients which have previously sought our services will continue to retain us for future businesses.

Moreover, the demand for our brokerage services is heavily dependent on the market conditions. Any adverse market condition or market sentiment will affect clients’ decisions on scale and/or timing, which may lead to lower demand for, delay to or termination our services and in turn affect the financial performance of our business. If we are unable to continuously secure new business, or if the market conditions become unfavorable, our business and results of operations may be materially and adversely affected.

In these circumstances, our revenue and profitability may fluctuate from year to year and our financial performance is highly unpredictable.

There may occur a faster than expected phase out of fossil fuels.

While the growth in demand for fossil fuels is forecasted to decline this decade, global initiatives to limit global warming to 1.5 degrees Celsius per year may result in a faster than expect decline in fossil fuel demand. This would shorten the runway we have planned for to transition to other new sectors and affect revenue projections. With the rise and a transition towards Electric vehicles there might be a threat of sudden reduction of consumption of Gasoline and Diesel which could reduce then demand for sea-borne transport.

A sharp drop in oil prices and bunkers could adversely affect our revenues.

We are shipbrokers and we make money off the transport of commodities. The cost of transport is a part of the inflation-effect that is currently felt. The price of oil was highly volatile during 2022, and is expected to remain volatile in the foreseeable future. Any significant drop in the price of oil or of any other commodity that we act as shipbroker for would negatively affect our revenues. Economic pressures, recession or other market factors could cause oil prices to drop precipitously, which could materially adversely affect our revenue and financial condition.

Geopolitical risk may limit activity in the maritime sector.

Geopolitical volatility has been high for the last few years and it is not possible to anticipate events that may happen. However, the possibility that a geopolitical event, for example war or closure of maritime trade route (whether in the Persian Gulf or otherwise) or sanctions, is a risk that all investors should consider carefully.

Developments in the social, political, regulatory and economic environment in Singapore or Dubai may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Singapore and the United Arab Emirates. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nullification of contract, changes in interest rates, imposition of capital controls, methods of taxation and policies governing immigration and residency. So far as the United Arab Emirates is concerned, governmental policy, as well as laws and regulations of each Emirate, are promulgated by a ruling class who wield vast decision making powers, with such powers subject to succession within family lines with little or no avenues for challenge by citizens or residents generally. Although such policies and laws have in recent years been conducive to economic growth and an increasingly business-friendly environment, there is no assurance that such policies and laws will not change, and any such changes may adversely affect our business, financial condition, results of operations and prospects. As we have considerable operations in Singapore, negative developments in Singapore’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore appears to be positive, there can be no assurance that this will continue to prevail in the future.

Our revenue may decline due to changes in regulations and environmental standards, such as tightening emission regulations and the industry’s transition to sustainable fuels.

The shipbroking industry is facing increasing scrutiny from regulators and consumers, who are demanding more environmentally-friendly practices. Specifically, regulations set by the International Maritime Organization and the European Union aim to curb greenhouse gas emissions from vessels. These rules are expected to make transoceanic and regional shipping more expensive and reduce service quality. Moreover, the United Nations Climate Change conventions, including the Kyoto and Paris Agreements, emphasize reducing fossil fuel usage. As fuels derived from biological matter gradually replace conventional fossil fuels, our industry will experience a decline in fossil fuel carriage. As a shipbroking company, we must prepare for this new era by adapting to cleaner bunker fuel standards and improving vessels’ greenhouse gas emissions. Failure to comply with these standards could affect our ability to secure compliant ships for oil and gas carriage, potentially impacting our revenues if we cannot establish close ties with ship owners who have kept pace with these changes.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws that prohibit companies and their agents from making improper payments or offers of payments for the purpose of obtaining or retaining business. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws, including the United States Foreign Corrupt Practices Act (the “FCPA”) and the Prevention of Corruption Act 1960 of Singapore (the “POCA”).

Risks Related to Our Class A Ordinary Shares

An active trading market for our Shares may not develop and could affect the trading price of our Shares.

Prior to the IPO, there has been no public market for our Class A Ordinary Shares (“Shares”). Although our Class A Ordinary Shares are currently listed on NYSE American, there can be no assurance that there will be an active, liquid public market for our Shares after the IPO. The lack of an active market may impair your ability to sell your Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our Shares as consideration. The IPO price was determined by negotiations between us and the underwriter and may not be indicative of the future prices of our Class A Ordinary Shares.

Our Class A Ordinary Share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

The prices at which our Class A Ordinary Shares trade may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

●	variation in our results of operations;

●	perceived prospects and future plans for our business and the general outlook of our industry;

●	changes in securities analysts’ estimates of our results of operations and recommendations;

●	announcements by us of significant contracts, acquisitions, strategic alliances or joint ventures or capital commitments;

●	the valuation of publicly-traded companies that are engaged in business activities similar to ours;

●	additions or departures of key personnel;

●	fluctuations in stock market prices and volume;

●	involvement in litigation;

●	general economic and stock market conditions; and

●	discrepancies between our actual operating results and those expected by investors and securities analysts.

There is no guarantee that our Class A Ordinary Shares will maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Shares and you may even lose your entire investment in our Class A Ordinary Shares.

In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly-traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, an investor may lose all or part of his or her investment, and litigation has sometimes been brought against that company. If similar litigation is instituted against us, it could result in substantial costs and divert our senior management’s attention and resources from our core business.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risks addressed above in “— Our Class A Ordinary Share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines or if such investors purchase our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

There may be circumstances in which the interests of our Major Shareholder(s) could be in conflict with your interests as a Shareholder.

Our Major Shareholders, namely Ho Ying Keat Lowell, Andresian D’Rozario, Francis Junior James, Randy Yong Choon Hong, and Quah Choong Hua, together own 64.15% of our Ordinary Shares and 94.70% voting power. As a result of this ownership, our five Major Shareholders have significant control and influence over our affairs and their voting power constitutes a quorum of our Shareholders voting on any matter requiring the approval of our Shareholders and, to the extent that they act in concert, will continue to have significant influence over our affairs for the foreseeable future, including with respect to the nomination and election of Directors, the issuance of additional Shares or payment of dividends, the consummation of significant corporate transactions, such as the adoption of amendments to our memorandum and articles of association and approval of mergers or sales of substantially all of our assets.

In certain circumstances, the interests of a Major Shareholder may conflict with the interests of our other Shareholders. Accordingly, this concentration of ownership may harm the market price of our Shares by, among other things:

●	delaying, defending, or preventing a change of control, even at a per share price that is in excess of the then current price of our Shares;

●	impeding a merger, consolidation, takeover, or other business combination involving us, even at a per share price that is in excess of the then current price of our Shares; or

●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our Shares.

Future issuance of Shares by us and sale of Shares by our existing Shareholders may adversely affect the price of our Shares.

In the event we issue, or our Shareholders sell, substantial amounts of our Shares in the public market, the price of our Shares may be adversely affected. Any resulting downward pressure on the price of our Shares may also make it difficult for us to issue new Shares and raise the necessary funds in the future at a time and price we deem appropriate. In addition, the price of our Shares may be adversely affected if our Shareholders subject to the lock-up sell their Shares upon the expiry of the relevant lock-up periods.

Our Class A Ordinary Shares may trade under $5.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our Class A Ordinary Shares may trade below $5.00 per share. As a result, our Class A Ordinary Shares would be known as “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the shares is often volatile and you may not be able to buy or sell your shares when you want to.

The trading price of our Shares may be subject to rapid and substantial price volatility that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Shares.

The trading price of our Class A Ordinary Shares may be subject to rapid and substantial price volatility that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. Our Class A Ordinary Shares may trade at prices higher or lower than the offering price. There have been recent instances of extreme share price run-ups followed by rapid price declines following initial public offerings, with share price volatility seemingly unrelated to company performance, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. Contributing to this risk of volatility are a number of factors. We anticipate our Class A Ordinary Shares will initially be held by a relatively limited number of shareholders and thus, are likely to be more sporadically and thinly traded than those of larger, more established companies. As a consequence of this lack of liquidity, the trading of relatively small quantities of Class A Ordinary Shares by our shareholders may disproportionately influence the price of those Class A Ordinary Shares in either direction. The price of our Class A Ordinary Shares could, for example, decline precipitously in the event that a large number of our Class A Ordinary Shares are sold on the market without commensurate demand as compared to a seasoned issuer that could better absorb those sales without adverse impact on its share price. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their Class A Ordinary Shares on the market more quickly and at greater discounts than would be the case with the shares of a larger, more established company that has a relatively large public float.

Many of these factors are beyond our control and may decrease the market price of our Class A Ordinary Shares. Such volatility, including any stock run-ups, may be unrelated or disproportionate to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. Accordingly, you could lose all or part of your investment.

We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

We may pursue opportunities to grow our business through joint ventures, strategic alliance, acquisitions or investment opportunities. However, there can be no assurance that we will be able to obtain additional funding on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth may be adversely affected.

An issue of Class A Ordinary Shares or other securities to raise funds will dilute Shareholders’ equity interests and may, in the case of a rights issue, require additional investments by Shareholders. Further, an issue of Class A Ordinary Shares below the then prevailing market price will also affect the value of Class A Ordinary Shares then held by investors.

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

The current disruptions, volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to be more expensive in the future. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing.

Investors may not be able to participate in future issues or certain other equity issues of our Class A Ordinary Shares.

In the event that we issue new Class A Ordinary Shares, we will be under no obligation to offer those Class A Ordinary Shares to our existing Shareholders at the time of issue, except where we elect to conduct a rights issue. However, in electing to conduct a rights issue or certain other equity issues, we will have the discretion and may also be subject to certain regulations as to the procedures to be followed in making such rights available to Shareholders or in disposing of such rights for the benefit of such Shareholders and making the net proceeds available to them. In addition, we may not offer such rights to our existing Shareholders having an address in jurisdictions outside of Singapore.

Accordingly, certain Shareholders may be unable to participate in future equity offerings by us and may experience dilution in their shareholdings as a result.

We may not be able to pay dividends in the future.

Subject to the Companies Act (Cayman) and our Constitution, our Board of Directors has complete discretion as to whether to declare and distribute dividends. Our ability to declare dividends to our Shareholders in the future will be contingent on multiple factors, including our future financial performance, distributable reserves of our Company, current and anticipated cash needs, capital requirements, our ability to implement our future plans, contractual, legal and tax restrictions, regulatory, competitive, technical and other factors such as general economic conditions, demand for and selling prices of our products and services, the ability of our subsidiaries to distribute funds to us, and other factors exclusive to the facilities services industry. Our existing and future loan arrangements with any financial institutions may also limit when and how much dividends we can declare and pay out. Any of these factors could have a material adverse effect on our business, financial position and results of operations, and hence there is no assurance that we will be able to pay dividends to our Shareholders.

We have limited experience operating as a standalone public company.

We have limited experience conducting our operations as a standalone public company. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a standalone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a standalone public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

If we fail to meet applicable listing requirements, NYSE American may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Shares could decline.

Our Class A Ordinary Shares are listed on NYSE American, but we cannot assure you that we will be able to meet the continued listing standards of NYSE American in the future. If we fail to comply with the applicable listing standards and NYSE American delists our Class A Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A Ordinary Shares are listed on NYSE American, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on NYSE American, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which the fifth anniversary of the completion of the IPO occurs; (b) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (c) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Class A Ordinary Shares that are held by non-affiliates is $700.00 million or more as of the last business day of our most recently completed second fiscal quarter; and (d) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company”, or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Shares.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis”.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from NYSE American, to regulatory investigations and to civil or criminal sanctions.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, Directors and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE American rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors and Major Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE American rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are a “controlled company” within the meaning of the NYSE American Company Guide and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE American Company Guide because our Major Shareholders (namely Ho Ying Keat Lowell, Andresian D’Rozario, Francis Junior James, Randy Yong Choon Hong, and Quah Choong Hua) collectively own approximately 64.15% of our outstanding shares and 94.70% of our total voting power. The Major Shareholders have entered into an acting-in-concert deed pursuant to which they all agreed to vote consistently with each other in the exercise of all of their rights as shareholders of the Company. As a result, we are a “controlled company” within the meaning of section 801 of the NYSE American LLC Company Guide. Pursuant to our post-offering memorandum and articles of association, an ordinary resolution to be passed at a shareholders’ meeting requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as making changes to our post-offering memorandum and articles of association. As a result, our Major Shareholders will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. We do not currently plan to utilize the exemptions available for controlled companies, but instead, we plan to rely on the exemption available for foreign private issuers to follow our home country governance practices. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We do not expect to be subject to certain NYSE American corporate governance rules applicable to U.S. listed companies.

NYSE American listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our Board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer Board members will be exercising independent judgment and the level of Board oversight on the management of our company may decrease as a result. In addition, NYSE American listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. NYSE American listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of NYSE American listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under NYSE American listing rules with respect to certain corporate governance standards which may afford less protection to investors.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Shares.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We will have broad discretion in the use of proceeds of the IPO.

We intend to use the net proceeds from the IPO for expanding our range of services and our operations both locally and regionally, for upgrading and digital transformation of our business, for marketing and promotional activities, and for working capital and other general corporate purposes. Our management will have broad discretion over the use and investment of the net proceeds of the IPO within and also potentially among those categories. Accordingly, investors in the IPO have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

We have not determined a specific use for a portion of the net proceeds of the IPO now earmarked for working capital and other general corporate purposes, and our management will have considerable discretion in deciding how to apply these proceeds, including for any of the purposes described in the section entitled “Use of Proceeds”. Because of the number and variability of factors that will determine our full use of our net proceeds from the IPO, their ultimate use may vary substantially from their currently intended use. This creates uncertainty for our Shareholders and could adversely affect our Company’s business, prospects, financial condition and results of operations. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of the IPO. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

We have entered into transactions with related parties. See “Major Shareholders and Related Party Transactions.” Such transactions present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

Our Board intends to authorize the audit committee upon its formation to review and approve all material related party transactions. We rely on the laws of the Cayman Islands, which provide that the directors owe fiduciary duties to our company, including a duty of care and a duty of loyalty. Under Cayman Islands law, our directors have a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. These transactions, individually or in the aggregate, may have an adverse effect on our business or may result in litigation or enforcement actions by the SEC or other agencies.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our securities develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who held our Class B Ordinary Shares. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

Each Class B Ordinary Share has ten votes per share, and our Class A Ordinary Shares, which we are selling in the offering, have one vote per share. Our Major Shareholders own shares representing approximately 94.70% of the voting power of our outstanding Ordinary Shares. In addition, because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our Ordinary Shares and therefore control all matters submitted to our shareholders for approval until converted by the holders of our Class B Ordinary Shares. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

Future transfers by holders of Class B Ordinary Shares will generally result in those shares converting to Class A Ordinary Shares, subject to limited exceptions as specified in our amended and restated memorandum and articles of association, such as transfers to family members and certain transfers effected for estate planning purposes. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B Ordinary Shares could gain significant voting control as other holders of Class B Ordinary Shares sell or otherwise convert their shares into Class A Ordinary Shares.

We cannot predict the effect that our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our Ordinary Shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our Ordinary Shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual class ordinary share structure. Our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights, including dividend rights, except that holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances. Upon the transfer of any Class B Ordinary Share by a holder thereof to any person other than certain permitted transferees or a change in beneficiary owner of such Class B Ordinary Shares, such Class B Ordinary Share will be automatically and immediately converted into one Class A Ordinary Share.

Our major shareholders (namely Ho Ying Keat Lowell, Andresian D’Rozario, Francis Junior James, Randy Yong Choon Hong, and Quah Choong Hua (the “Major Shareholders”)) beneficially own 100% of our Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 64.15% of our total issued and outstanding share capital and 94.70% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of, at the time when the meeting proceeds to business, at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in the Company entitled to vote at such general meeting of the Company. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our Shareholders with any other right to put proposal before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the amended and restated memorandum and articles of association, the Companies Act(Cayman), and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. For instance, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act (Cayman) may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

Harney Westwood & Riegels Singapore LLP, our counsel with respect to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, and entertain original actions brought in each respective jurisdiction against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States. In addition, there is uncertainty regarding Cayman Islands laws related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our Company. As the courts of the Cayman Islands have yet to rule of making such a determination in relation judgments obtained from the U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty;

(e)	was not obtained by fraud; and

(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Moreover, since all of our Directors and Executive Officers are residents outside the United States, it may be difficult for U.S. investors to effect service of process within the United States on our directors and officers or to enforce against them in the United States judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Cayman) and the laws applicable to companies incorporated in a U.S. state and their shareholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Vantage Shipbrokers Pte. Ltd. was founded in 2012, a collective vision of five seasoned shipbrokers to provide exceptional shipbroking services. Fueled by a shared commitment to excellence we sought to establish a company dedicated to redefining the standards of shipbroking services, prioritizing professionalism, integrity, and client-centricity. The Founders articulated a clear vision and mission which guided all operations and shaped our identity within the maritime domain. This includes robust operational coverage for our clients, staying abreast of evolving shipping logistics to advise on growth opportunities, and investing in cutting-edge IT-based technologies to enhance efficiency, data control and analytics and management. Our commitment to collective experience, extensive knowledge and robust relationships remain central to our ethos from day one.

We commenced operations with a team of over 20 specialists proficient in their various roles in the tanker markets, spanning Clean Petroleum Products (CPP) and petrochemicals. Acting as intermediaries between oil companies, traders, shipowners and commercial managers, we embarked on facilitating contract negotiations and ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements.

Over the years, we have undergone significant growth and evolution, expanding to cover dirty petroleum products (DPP), biofuels and vegetable oils, and the addition of a sales & projects team, research/strategy team and IT team. We expanded to over 59 dedicated professionals as of July 2025 in both Singapore and Dubai. In 2020, we reached a milestone in our journey – we received a grant in the amount of $182,399 from Enterprise Singapore, a Singapore governmental agency, to develop Opswiz, an operations efficiency software tailored for the tanker market. This digital initiative underscores our relentless pursuit of innovation and commitment to driving positive change within the maritime industry.

As we look ahead, the Company remains steadfast in its dedication to excellence, unwavering integrity and commitment to serving our clients, and to our dedicated team who have made it all possible. With a rich legacy of achievements, and a people-centric forward looking approach, we intend to continue shaping the future of shipbroking and maritime services on a global scale.

Vantage Corp, or Vantage Cayman was incorporated in the Cayman Islands on April 2, 2024. Vantage (BVI) Corporation, or Vantage BVI, was incorporated in the British Virgin Islands on April 2, 2024 as a holding company, which became a wholly owned subsidiary of Vantage Cayman following the Reorganization.

Our operating subsidiaries Vantage Singapore was incorporated in Singapore on May 12, 2011 and Vantage Dubai was incorporated in Dubai on June 20, 2023.

On June 11, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Network 1 Financial Securities, Inc., as the representative of the several underwriters to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 3,250,000 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), for a price of $4.00 per share, less certain underwriting discounts. The Company also granted the underwriters a 45-day option to purchase up to 487,500 additional Class A Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On June 13, 2025, the Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282566) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2024, as amended, and declared effective by the SEC on June 11, 2025. 3,250,000 Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of $13,000,000. The IPO was conducted on a firm commitment basis. The Class A Ordinary Shares were approved for listing on the NYSE American and commenced trading under the ticker symbol “VNTG” on June 12, 2025. On June 13, 2025, the Company also issued warrants to the Representative and its affiliates, which are exercisable during the period commencing from the date of issuance and expiring five years from the commencement of sales of the Class A Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of up to 162,500 Class A Ordinary Shares at a per share price of $5.00.

On June 16, 2025, the Representative exercised the OA Option in full to purchase 487,500 additional Class A Ordinary Shares from the Company at the public offering price of $4 per share, generating gross proceeds of $1,950,000. The OA Option exercise closed on June 18, 2025.

On June 18, 2025, the Company also issued warrants to the Representative and its affiliates, which are exercisable during the period commencing from the date of issuance and expiring five years from the commencement of sales of the Class A Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of up to 24,375 Class A Ordinary Shares at a per share price of $5.00.

4.B. Business Overview

We were founded in 2012 by five seasoned shipbrokers with the mission of providing exceptional shipbroking services. We commenced operations with a team of over 20 specialists proficient in their respective roles in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals. Over the years, we underwent significant growth and evolution, expanding our shipbroking services to include dirty petroleum products (“DPP”), biofuels and vegetable oils. We have also added a sales & projects team, a research/strategy team and an IT team. We have expanded to over 59 dedicated professionals as of July 2025, with offices in both Singapore and Dubai.

We specialize in providing comprehensive shipbroking services, including operational support and consultancy services, tailored to the tanker markets. Rooted in our expansive network and decades of collective experience within the marine sector, we have emerged as a trusted intermediary, facilitating transactions between shipowners and charterers across diverse segments of the tanker market and ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements.

Our suite of shipbroking services is designed to optimize outcomes for our clients, offering a holistic approach to addressing their needs and objectives. As a pivotal link between oil companies, traders, shipowners, and commercial managers, we deliver a range of services including: identifying market opportunities and information for our clients, recommending interested parties (shipowners and cargo owners) to each other, advising interested clients on strategies on vessel deployment or fleet mix, specifications and capabilities, facilitating contract negotiations, ensuring smooth logistical flow, as well as resolving issues that arise during the execution of chartering agreements.

Fueled by a shared commitment to excellence, the team is dedicated to redefining the standards of shipbroking services, prioritizing professionalism, integrity, and client-centricity. This includes robust operational coverage for our clients, staying abreast of evolving shipping logistics to advise on growth opportunities, and investing in cutting-edge IT-based technologies to enhance efficiency, data control and analytics and management.

Our Corporate Vision and Mission

Our vision is to redefine excellence in the tanker shipbroking industry by providing unparalleled professional services and intelligence to our clients. We envision a future where integrity, commitment, and expertise form the cornerstone of every interaction, fostering enduring partnerships and driving mutual success. Our commitment to excellence extends not only to our clients but also to our team members, as we strive to create a collaborative environment built on trust, respect, and shared goals.

Our mission is to (1) ensure robust operational coverage for clients, (2) remain attuned to evolving shipping logistics and advising clients on growth opportunities, and (3) invest in IT-based technology to enhance efficiency, data control and management.

Our Products and Services

Our goal goes beyond simply bridging our clients to broker a successful deal. Our suite of shipbroking services is designed to optimize outcomes for our clients, offering a holistic approach to addressing their needs and objectives. As a pivotal link between oil companies, traders, shipowners, and commercial managers, we deliver a range of services including: identifying market opportunities and information for our clients, recommending interested parties (shipowners and cargo owners) to each other, advising interested clients on strategies on vessel deployment or fleet mix, specifications and capabilities, facilitating contract negotiations, as well as resolving issues that arise during the execution of chartering agreements.

In addition to standard brokering service, our comprehensive shipbroking services also encompass two main areas, namely operational support and consultancy services. Our operational support ensures seamless contract execution. After a contract is finalized, our skilled team oversees the settlement process. We manage physical shipments, coordinate smooth execution, and handle communication related to claims. Unlike paper contracts, physical contracts involve intricate layers of logistics and coordination. By leveraging our extensive network and operational expertise, we strive to deliver seamless transaction experiences. Our consultancy service leverages our expertise in shipping for oil and gas. Clients seek our insights on long-term industry trends. We analyze the future of the tanker market, identify growth areas in oil and gas demand, and predict emerging refiners. With access to wide sectoral data, coupled with a specialized team who have extensive experience in various roles of the oil and gas industry, we provide clear and concise analytics, resulting in actionable insights to our clients. We are able to connect to our clients at the working level, but also deliver management consultancy level presentations to senior management.

Our Target Market

We provide shipbroking services tailored to the oil tanker markets. Our clientele includes a diverse range of companies, each with unique needs and preferences. To effectively manage these relationships, we have divided the services provided to our tanker market into five divisions, each catering to distinct cargo types and operational requirements:

1.	Dirty petroleum products / crude: Encompassing the transportation of crude oil and heavy oils.

2.	Clean petroleum products: Covering the transportation of refined fuels such as gasoline, jet fuel, diesel, and naphtha.

3.	Petrochemicals: Serving the specialized transportation needs of chemicals for the chemical tanker fleet.

4.	Biofuels and vegetable oils: This division works closely with the CPP and the petrochemicals divisions as the tanker fleet serving the carriage of these oils is inter-linked.

5.	Projects: Engaging in long-term charter agreements, including time-charters spanning 2 to 3 years.

Each of the five divisions is overseen by a dedicated division head. These division heads are responsible for managing the brokers within their division and ensuring that clients receive personalized attention and service.

Incorporated in June 2023, Vantage Nexus Dubai currently offers services in two divisions: DPP and CPP. However plans are in place to expand coverage to biofuels and vegetable oils, as well as petrochemicals in 2025.

Our Services

Brokerage, Communications and Negotiations: Our team of brokers and our time charter broking desk provide shipbroking services tailored to our clients’ needs which can be in the form of either a voyage charter or time charter. Voyage charter is an arrangement for transportation of cargo from ports of loading to ports of discharge, and freight is normally per tonne of cargo. Time charter is an arrangement whereby a shipowner places a crewed ship at a charterer’s disposal for a certain period, with freight payments made periodically in advance. Serving as a central conduit for communication, we facilitate transparent and effective dialogue between shipowners and charterers, ensuring clarity and alignment throughout the negotiation process. Our skilled negotiators leverage their expertise to secure favorable terms and agreements that maximize value for all parties involved.

Contract Management and Resolution: We oversee the entire contract lifecycle, from initial negotiation to execution, ensuring compliance with terms and conditions while mitigating risks and resolving issues that may arise during the chartering process. Our proactive approach to contract management minimizes disruptions and enhances operational efficiency, fostering seamless execution and delivery. We also provide expertise on demurrage and claims negotiations and resolutions.

Consultancy and Market Analysis: Leveraging our deep understanding of market dynamics, our dedicated research team, in collaboration with our brokers, identify lucrative opportunities for shipowners, providing strategic guidance on market trends, demand forecasts, and competitive positioning. In addition, the team delivers actionable market intelligence to both shipowners and charterers, empowering informed decision-making and strategic planning. Our analysis incorporates insights from our team based on real-life experiences and knowledge in addition to the suite of data available The shipping industry is dynamic and constantly evolving, with new challenges and opportunities emerging regularly. As trusted advisors, we are committed to staying abreast of these changes, monitoring market trends, regulatory developments, and technological advancements. Through proactive analysis and strategic foresight, we aim to advise our clients on growth opportunities, optimize their operations, and navigate complex logistical challenges with confidence. Through comprehensive analysis and data-driven insights, we enable our clients to stay ahead of the curve in a rapidly evolving industry landscape.

Commissions

Ship broking revenue consists of commission based on the value of the charter or other transaction contract, and is predominantly recognised at a point in time, dependent on the type of charter or deal. We earn a broking commission based on either a fixed fee per contract or the following: (1) freight transported – commission calculated as a percentage of the freight payable to the shipowner by the charterer, (2) sale and purchase of vessels transactions – commission calculated as a percentage of the purchase price for the sale and purchase of tanker ; (3) demurrage – commission calculated as a percentage of the total demurrage payable by the charterer to the shipowner.

Broking revenue contracts vary, with certain voyage charter contracts having a single performance obligation and others containing multiple performance obligations. In the case of single performance obligation contracts, the transaction price is allocated wholly against that performance obligation. In the case of multiple performance obligation contracts, the transaction price is allocated with reference to the agreed stages of completion in the underlying contract. The price for such stages is agreed between the underlying counterparties and the Company’s commission is derived as a percentage of this. Time charter commission revenue is recognised over time in line with the period of time for which the vessel is being chartered. The transaction price is apportioned evenly over the life of the charter per the contract. Commissions on sales and purchases of vessels are recognised when the services have been performed. In the case of a single voyage charter party, a set amount of time is allocated to complete loading and discharging operations, which is defined as laytime. In the event the vessel exceeds this allotted time, the shipowner is compensated for the excess time in the form of demurrage. Our commission will apply to demurrage earnings as well.

Business Flow

For chartering transactions, our business model is finely tuned to cater to the unique needs and dynamics of the tanker industry. Set forth below is a detailed breakdown of our business flow:

1. Client Acquisition and Engagement: We target clients within the tanker industry, including shipowners with tanker vessels and charterers requiring tanker transportation services. Our dedicated team engages with clients through targeted outreach, industry events, and strategic partnerships to establish relationships and understand their specific requirements. In our client engagement strategy, we assign a primary and secondary broker to each customer, providing continuity and ensuring that clients always have a direct point of contact. We prioritize building trust and fostering long-term relationships with our clients. Our brokers maintain regular communication with clients, providing daily market updates and responding promptly to inquiries or changes in client personnel. We have served industry leaders such as such as major multinational oil companies, international trading houses as well as national oil companies. We also maintain strong relationships with major tanker shipowners globally, ensuring comprehensive coverage across the industry.

2. Needs Assessment and Consultation: We conduct comprehensive consultations with our clients to assess their tanker chartering needs as well as ship fleet deployment goals. This involves understanding cargo types, vessel specifications (such as size, capacity, and technical requirements), voyage routes, scheduling constraints, and budget considerations.

3. Market Analysis and Research: Leveraging our deep understanding of the tanker market, we conduct thorough market analysis and research to identify trends, assess supply and demand dynamics, and evaluate competitive positioning. This analysis guides our recommendations and helps us identify optimal charter opportunities for our clients.

4. Listing and Matching: We collect information from shipowners seeking employment for their tanker vessels, and import details of their vessels onto our internal platform system. Using this information, we actively promote vessels to potential charterers. Specifically, for charterers seeking tanker vessels, we conduct targeted searches to identify available vessels that meet their specific requirements. Our goal is efficient and optimal matching of tanker supply with transportation demand. Our centralized system stores fixture data, enabling brokers from various divisions and regions to access relevant information and collaborate more effectively. This approach allows us to leverage the collective expertise and resources of our entire organization for the benefit of our clients.

5. Negotiation and Contracting: Our experienced brokers facilitate negotiations between shipowners and charterers to secure mutually beneficial charter terms, rates, and conditions. This involves skillful negotiation tactics aimed at maximizing value for our clients while ensuring fair and equitable agreements. Once terms are finalized, we assist in drafting the charter contracts and we advise our clients through contract execution. Our business model encompasses a variety of contract structures tailored to meet the diverse needs of our clients. These contracts are not limited to single voyage agreements but can span longer durations, such as year-long time charter coverage for specific cargo volumes negotiated directly with shipowners. Additionally, we facilitate agreements where shipowners provide vessels for set periods, typically ranging from six months to a year, at fixed daily rates. These flexible approaches serve as tools in our brokerage arsenal, enabling us to structure tanker shipping services efficiently and effectively.

6. Transaction Execution and Documentation: We oversee the smooth execution of tanker charter transactions, ensuring all necessary documentation is accurately prepared, reviewed, and signed by the relevant parties. This includes charter party agreements, bills of lading, certificates of compliance, and any other required documentation to facilitate the safe and legal transportation of cargo. Our experienced operations team also pre-empts potential issues and advise our clients on mitigation plans, in addition to facilitating resolution of issues that arise during contract execution.

7. Post-Transaction Support and Relationship Management: Our commitment to client satisfaction extends beyond transaction completion. We provide ongoing support to our clients, addressing any post-transaction inquiries, resolving issues, and offering additional services as needed. Building strong, enduring relationships with our clients is a cornerstone of our business, and we continuously strive to exceed their expectations.

8. Research and Advisory Services: The overarching layer which provides value added services and solidifies our relationship with our clients is the research and advisory services we provide. Our dedicated Research Team is constantly consulted for high level industry views and analysis, and also engaged to provide adhoc analysis for clients as required.

By meticulously managing each step of the tanker shipbroking process, we deliver exceptional value to our clients and position ourselves as trusted partners in the dynamic and competitive tanker market.

Client Profile

The profile of the charterers that make up our portfolio is balanced across four major client groups, namely producers (major end buyers or sellers that purchase for their own needs), multi-national corporations, national Oil companies, and trading houses (commodity traders), with no significant revenue risk stemming from one segment.

Our Competitive Strengths

Team-Based Structures and Employee Retention. We have established a cohesive team-based structure to leverage our strengths. We have established five divisions, each catering to distinct cargo types and operational requirements. Our teams collaborate synergistically, leveraging diverse skill sets and expertise to pursue long-term growth opportunities in the oil tanker industry. This approach fosters a sense of camaraderie and collective accountability, resulting in sustained business development and lower turnover rates among our brokers. Our employee retention payment scheme ensures consistency in client service and relationship management. Clients often develop trust and rapport with specific brokers over time, based on their individual preferences, communication style, and understanding of the client’s business needs. By retaining experienced brokers who have built strong relationships with clients, we ensure continuity in service delivery and minimize disruptions in client interactions. The stability and continuity within our workforce contribute to our sustained revenue growth and competitive advantage in the market.

Specialized Expertise in the Marine Industry. While the oil and gas industry is vast, our team members possess diverse strengths and specialized expertise across different segments of the tanker market. Whether it is clean petroleum products, dirty petroleum products, chemicals, vegetable oils, or period charter contracts, we have the knowledge and experience to cater to the unique needs of each market segment. Many of our employees have over a decade of experience in the tanker shipbroking industry, enabling them to navigate complex regulatory requirements and transportation logistics in the chartering process. This depth of expertise allows us to provide tailored solutions and strategic advice to our clients, positioning us as trusted advisors in the industry.

Forward Looking Strategies and Growth Plans. We are cognizant of changes in the oil and gas industry and continually develop strategies and plans to remain relevant in the new economy. For example, we identified that technology and big data will be a disruptor in our industry as early as 2016 and started to lay the foundation for a full-fledged research and IT team that we have in place today. We expanded our research team to cover all divisions and piloted our first IT project as part of the journey to which eventually culminated in the development of Opswiz, an operations efficiency software tailored for the tanker market, for which we have received a government grant. While the core concept and design of Opswiz originated from our internal research team, the technical implementation and deployment on a cloud-based infrastructure involved expertise and support from an external cloud-based platform developer. Today, we have formulated growth plans which will allow us to adapt to, and thrive, with the changes in our oil and gas industry as we start reduce our fossil fuel dependencies. We intend to utilize a part of the net proceeds of our Offering to further develop Opswiz.

Innovative Technology Integration. We recognize the importance of leveraging technology to enhance operational efficiency, data analytics and control, and management. By investing in IT-based solutions and digital platforms, we streamline our operations, optimize workflow processes, and ensure seamless communication and collaboration within our teams and with our clients. It is also an enabler that will allow us to harness the wealth of information within our systems to enable our growth plans on data analytics and consultancy services. This commitment to innovation enables us to stay ahead of the curve and adapt to evolving industry trends and market dynamics. For example, in 2020, we received a grant from Enterprise Singapore, a Singapore governmental agency, to develop Opswiz, an operations efficiency software tailored for tanker operations. Such grant supports up to 70% of the actual qualifying cost of all qualifying items of expenditures for the development of Opswiz, subject to a maximum of SGD246,800. Opswiz is a cloud-based operational control program, aimed at efficiently managing documentation within the tanker market. Opswiz consolidates all contract data into a centralized system, eliminating the need for physical files and duplicated work across departments. This streamlined approach enables commercial, operations, claims, settlements, and accounts departments to access and update contract information in real-time, providing a comprehensive overview of the Company’s status. Opswiz enhances visibility and accessibility to critical data, facilitating quick retrieval of information and improving efficiency across the organization. For example, if a team member needs to retrieve details about a past voyage, they can simply search for the relevant data within Opswiz. Similarly, accounts department can quickly identify outstanding invoices and follow up with shipowners for payment — all without the need to sift through countless emails or documents. Opswiz ensures that necessary information is readily available at the click of a button, saving time and increasing productivity. According to the terms of grant from Enterprise Singapore, we are restricted from selling, leasing, disposing of or otherwise transferring Opswiz for one year after completion of developing Opswiz. Such one-year restriction period lapsed after December 2023, and we currently expect we will be able to monetize on Opswiz by the end of 2024 through a licensing system, offering it to companies in need of an efficient operations management solution. In 2025, we remain focused on accelerating the execution of our digital transformation and sustainability strategies. Upon the completion of the IPO process, we continue to build upon the momentum of Opswiz, we plan to enhance its capabilities by integrating advanced data analytics, reporting tools, and AI-driven features to further support decision-making and operational optimization. We also aim to expand its market reach through strategic partnerships and targeted licensing agreements. Internally, we will continue investing in talent development and cross-functional digital training to strengthen our workforce’s ability to leverage technology across all operations. As the global energy landscape evolves, we are committed to staying agile and resilient — exploring adjacent growth opportunities in green shipping initiatives, digital consultancy, and data services — all while reinforcing our core competencies in the oil and gas value chain.

Strategic Networking and Partnerships. Building on our extensive industry network and strategic partnerships, we have cultivated a robust ecosystem of collaborators, including major shipowners, charterers, and suppliers. This network provides us with valuable market insights, access to a wide range of charter opportunities, and opportunities for collaboration and growth. It also strengthens our reputation and credibility within the maritime community. These relationships only grow when we extend our geographical reach, for example with the opening of Vantage Nexus Dubai, as our clients recommend us by word of mouth. By nurturing these relationships, we enhance our market visibility, expand our business reach, and remain at the forefront of industry developments. For example, we are a member of the Baltic Exchange, a renowned membership organization for the maritime industry and freight market information provider for the trading and settlement of physical and derivative contracts. As part of our membership, we actively contribute market freight assessments as a member of a panel of brokers for Baltic Exchange Asian tanker routes and contribute to industry benchmarks and standards. By participating in this panel, we gain access to valuable information and data provided by the Baltic Exchange, which enhances our market intelligence and decision-making capabilities.

Our Challenges

Navigating the complexities of building a strong, recognizable brand in the highly competitive global tanker broking market. The tanker broking market is highly competitive, with numerous players offering similar services. Standing out and defining our unique value proposition is crucial. Building trust with clients in the broking industry demands credibility and reliability. Balancing global reach with local market knowledge is essential for creating a distinctive competitive edge.

Ensuring seamless communication and information transfer across diverse global offices. Overcoming barriers due to cultural differences and language barriers may be a significant challenge. Specifically, managing time zone variances and the cross-office allocation of resources requires careful coordination to ensure efficient communication and information transfer.

Regulatory Compliance. Our business operates in an industry that is subject to various regulations, and we are encountering difficulties in complying with all these, including:

●	Diverse Regulations: Different countries have their own financial and employment regulations, which can be complex and stringent. As a brokerage, we must comply with each country’s laws and regulations, including licensing, reporting requirements, and trading rules, and stay updated on regulatory changes.

●	Regulatory Bodies: Engaging with multiple regulatory bodies, such as the SEC in the US, the Financial Conduct Authority in the UK, can be resource-intensive and requires extensive legal expertise. Each regulatory body has its own requirements, demanding a comprehensive understanding of diverse regulatory environments.

●	Anti-Money Laundering (AML) and Know Your Customer (KYC): Implementing robust AML and KYC procedures that comply with local regulations is crucial but challenging due to varying standards and requirements. Ensuring transparent and legitimate client transactions involves thorough background checks and continuous monitoring, which is time-consuming and resource-intensive.

Operational Complexity. Operating a global brokerage involves significant operational complexity. Key challenges include:

◌	Infrastructure: Setting up offices and integrated systems in different countries involves significant investment and logistical coordination.

◌	Local Partnerships: Establishing relationships with local partners, including brokerage shops, ship owners, oil companies, banks, and service providers, requires a deep understanding of local markets and cultures, which can be difficult due to differing business practices and expectations.

◌	Human Resources: Recruiting, training, and retaining skilled staff who are familiar with local markets and regulations is critical. This involves not only finding qualified individuals but also providing ongoing training and support to ensure they remain up-to-date with industry developments and regulatory changes.

Market Entry and Competition. Entering new markets and competing effectively requires a strategic approach and a deep understanding of local dynamics. A key challenge is acquiring in-depth market knowledge, including understanding local key players, market conditions, and customer needs. Another challenge is building brand recognition in markets where the brokerage is initially unknown, which may require us to invest extra effort in creating targeted marketing campaigns, leveraging local media and online platforms, and participating in industry events to increase visibility and credibility. Additionally, competing with established local and international brokers who already have a strong foothold in the market presents significant challenge as well. This involves providing exceptional customer service, understanding and addressing client needs, and fostering trust and loyalty through consistent and reliable performance.

Our Business Strategies and Future Plans

Our business strategies center around three major aspects: (1) continued growth by leveraging existing strengths while expanding and improving existing services through value adding and increasing geographical footprint (2) formulating and executing growth plans to increase product and service scope and (3) enhancing cost management through collaborations with industry partners and upskilling workforce.

Expansion of existing services

Geographical expansion: Our current operational footprint is predominantly in Asia. We aim to leverage our global client network by expanding into locations that offer more optimal coverage for servicing clients in the Western Hemisphere, thereby broadening our portfolio and enhancing service delivery. We plan to expand our brokerage capabilities through the establishment of satellite offices in key markets such as Houston, Texas, and Geneva, Switzerland. However, due to delays in the IPO process and ongoing geopolitical volatility, we have decided to defer our U.S. expansion plans, including a Houston or other U.S.-based presence, to the second half of 2026. In the interim, we are strengthening our presence in the Eastern Hemisphere by launching additional offices and joint ventures. These initiatives are expected to contribute meaningfully to revenue growth and reinforce our market position, enabling a stronger foundation for eventual Western expansion when the geopolitical climate becomes more favorable. Our Western expansion remains a strategic priority. We are currently evaluating whether Geneva or other European locations offer a more effective entry point, and we anticipate converting these assessments into concrete action by the first half of 2026. To protect shareholder interests, we remain committed to entering new markets only in partnership with experienced and strategically aligned local counterparts. By establishing a presence across the U.S., Europe, and Asia, we aim to build a geographically balanced platform that capitalizes on time zone coverage and unlocks new opportunities across the global energy shipping sectors. These satellite offices or joint ventures will serve as regional hubs, enabling us to better understand local market dynamics, adapt to cultural nuances, and foster stronger client and partner relationships.

Intensifying strategic cooperation among our subsidiaries. With the incorporation of Vantage Dubai in June 2023, our immediate focus is on realizing synergies between the two teams in Singapore and Dubai. This will enable growth due to increase in region coverage, creation of new divisions in Vantage Dubai, client acquisitions, knowledge transfer and growth of junior staff strength. As of the date of this report, Vantage Dubai consists of only two of the five departments within our Group, namely CPP and DPP. We intend to expand Vantage Dubai’s coverage to include biofuels and vegetable oils, as well as petrochemicals by end 2025. We aim to bolster our presence in the Middle East Gulf region and possibly Europe with a plan to expand Vantage Dubai’s team to a total of 10 to 15 professionals, including a team specializing in data analytics. This expansion will establish a vital bridge for data integration across our subsidiaries, enhancing operational synergy and facilitating streamlined decision-making processes.

Future growth plans to increase product and service scope

Creation of new divisions. We plan to leverage new capabilities acquired through global brokerage expansion for the creation of new divisions. As the shift away from fossil fuel dependency intensifies, new divisions to service these new sectors will be required. We have identified two initial divisions, namely carbon trading and renewable energy, and we are keeping abreast of new developments and opportunities as they develop. By broadening our service offerings, we not only cater to evolving market demands but also enhance our competitive advantage in the region. This expansion aligns with our commitment to providing comprehensive solutions tailored to the unique needs of our diverse clientele. Furthermore, by leveraging our expertise and network, we anticipate potential increased revenue streams as well as strengthened relationships with both existing and prospective clients.

Invest in IT-based technology to enhance efficiency, data control, and management. Recognizing the pivotal role of technology in driving efficiency and innovation in the new economy, we will continue to invest in IT-based solutions that enhance our operational capabilities, streamline processes, and elevate service quality. The use of in-house technology will enable us to improve on advanced data analytics to improve our suite of Research/Strategy offerings, improve workflow efficiency while ensuring data accuracy and security, streamline communication platforms and transaction management systems, and empower our team members to deliver exceptional results. The eventual aim would be to monetize our technology through collaborations with other industry partners or through new service offerings to clients who share the same goal. According to the terms of grant from Enterprise Singapore, we are restricted from selling, leasing, disposing of or otherwise transferring Opswiz for one year after completion of developing Opswiz. Such one-year restriction period lapsed in December 2023, and we currently expect we will be able to monetize on Opswiz by the end of 2024 through a licensing system, offering it to companies in need of an efficient operations management solution. We also continue to explore opportunities for both backward and forward integration in our technology roadmap to further extend the value of our platforms and reinforce our competitive positioning in 2025 and beyond.

Cost Management

Leverage access to data and integration of IT systems. Even as the development of technology and big data science propels the industry towards data transparency, the cost of data is also growing exponentially. We see the value of the extensive data that flows through our organization and we will seek to collaborate with industry partners in the data intelligence space through amalgamation and anonymizing of our data to bring down unit costs while improving data access in the wider oil and gas industry. This strategic approach not only could enable the Company to better manage its costs associated with data acquisition and analysis, but also facilitates collaboration with industry partners to collectively enhance data insights and intelligence. To drive operational efficiency and enhance data analysis and management, we will integrate IT systems across our offices, including the satellite offices in Houston and Geneva that we intend to open. Our proprietary program Opswiz will play a crucial role in consolidating and streamlining our operations and data. By consolidating all our regional offices under one unified operational system, we aim to enhance collaboration, data sharing, and decision-making. This consolidation will not only foster seamless communication but also empower our teams to work cohesively across borders. By centralizing processes, automating workflows, and optimizing resource allocation, we anticipate significant gains in productivity. Our teams will have access to real-time data, enabling informed decision-making and agile responses to market dynamics, supporting our growth trajectory.

Economies of scale in service provision and expertise consolidation. Expanding our geographical footprint could enable us to capitalize on economies of scale in service provision and expertise consolidation, ultimately leading to effective cost management. By broadening our reach, we can gain access to larger markets and client bases, which allows us to spread fixed costs over a larger volume of business. We aim to reduce and optimize the unit costs of value-added service provision through shared resources across regions, such as centralized administrative functions or shared infrastructure. Furthermore, as we expand, we have the opportunity to consolidate expertise within our organization. By bringing together a diverse team of experts with varied skill sets and experiences, we create synergies that enable us to deliver comprehensive solutions to our clients more efficiently. As new hires join our team, they benefit from accelerated learning curves facilitated by knowledge transfers and mentorship from our existing pool of experts. This not only enhances the capabilities of our workforce but also minimizes the time and resources required for onboarding and training.

Strategic talent acquisition. We also aim to recruit experienced and talented professionals in each geographical location of our business operations. We recognize the importance of good managerial control and synergy alignment, requiring meticulous research and strategic hiring practices. As a shipbroker, we operate on a percentage-based model where our brokers’ performance directly impacts our profitability. For instance, hiring a broker at $300,000 annually who generates only $200,000 in returns represents a poor investment. Conversely, recruiting a broker already yielding $1 million justifies the $300,000 salary, or potentially more, as each additional skilled broker directly enhances our financial performance. Thus, we emphasize securing brokers with proven track records to bolster our bottom line effectively. To attract top talent, we are prepared to invest in talent acquisitions or offer competitive sign-on incentives to experienced individuals, ensuring our team comprises industry-leading experts dedicated to driving our success.

Our Major Customers

The major customers of the Company are producers (i.e. entities that directly involve in oil extraction or engage in refining and processing crude oil), multinational oil companies, national oil companies and trading houses. As of 31 March, 2025, we had a customer base of approximately 212 entities. For the years ended March 31, 2024 and March 31, 2023, our ten largest customers represented approximately 43% and 45%, respectively, of our total revenue and no single customer accounted for more than 10% of our total revenue for both fiscal years. For the year ended March 31, 2025, our ten largest customers represented approximately 35% of our total revenue and no single customer accounted for more than 10% of our total revenue.

We manage our customer concentration risk by balancing our portfolio across these different segments as trading activity fluctuates according to different segments’ business cycles. For example, trading houses, besides active third party to third party trading, also tend to fill a gap during producer or national oil company production plant turnaround cycles. The trading risk profile of different segments also differ greatly leading to different trade routes generated for each segment. For example, the routes for a multinational oil company do not change greatly as they focus on supply and delivery from and to their own facilities whereas a trading house would be opportunistic, following trading margins.

Competition

In the oil tanker shipbroking industry, we consider other shipbrokers and shipping companies with shipbroking departments as our competitors. Notable competitors in Singapore include Clarksons Plc, Simpson Spence Young, Bramear ACM, Eastport Maritime Pte Ltd, Sentosa Shipbrokers Pte Ltd, Affinity Shipbrokers Pte Ltd, Oil Brokerage Pte Ltd, and Howe Robinson Partners Pte Ltd. Despite the intense competition, we have demonstrated resilience and growth in the Singapore market with 53 employees in Singapore.

However, we recognize the complexities and challenges associated with staffing requirements within global shipbroking companies, some of which employ well over 100 to even 1,000 employees. As we expand globally, we anticipate encountering varying levels of competition for talent across different geographical locations, necessitating strategic efforts to enhance brand recognition and competitiveness on a global scale.

We believe in the global shipbroking industry, the methods of competition among shipbrokers include talent acquisition, enhancement of service quality, technological innovation and industry network.

Seasonality and Cyclicality

Our revenue is primarily derived from commissions on freight rates and demurrage. These revenue streams are directly influenced by the interplay between supply and demand dynamics within the shipping industry.

Demand Fluctuations. The demand for ship tonnage is inherently volatile and subject to various factors, including economic conditions, geopolitical tensions, technological advancements, climate change policies, and foreign currency exchange fluctuations. During periods of economic growth, increased trade activity typically leads to higher demand for shipping services, resulting in higher freight rates and increased revenue for shipbrokers. Similarly, geopolitical instability can contribute to spikes in demand as risk premiums on product prices and freight rates rise.

Supply Dynamics. In contrast to the relatively short-term fluctuations in demand, the supply of ships operates on a longer time horizon. It typically takes shipyards approximately 18-36 months to build and deliver a new vessel. Additionally, shipowners’ capital expenditure plans play a significant role, as the decision to invest in new ships involves substantial financial commitments. As a result, most ship orders are placed during periods of high freight rates, which tend to occur in cyclical patterns. When freight rates are high and profitability is favorable, shipowners are more inclined to invest in expanding their fleet, leading to increased supply in subsequent years.

As a result of these factors, we experience minimal seasonality in our revenue streams, as the fluctuations in demand and supply are dynamic and subject to various external influences. Nonetheless, we remain proactive in adapting our strategies to capitalize on opportunities and mitigate risks in the ever-evolving shipping industry landscape.

Insurance

We maintain different insurance policies for our business, covering damages or loss to our keys assets, facilities and liabilities. We believe that our insurance coverage is consistent with industry standards and is adequate to cover our business operations, properties and assets. Please see “Risk Factors – Our insurance coverage may not cover all our damages and losses.”

We are a senior member of the International Transport Intermediaries Club (ITIC) which provides insurance coverage for us in respect of negligence, employee frauds, loss of documents, liability to authorities, etc. in the course of our shipbroking business, with a general liability limit of USD2,000,000.

We maintain key person insurance for three of our directors.

In addition to the above, we also maintain the following insurance policies:

Policy	Liability limit
Business insurance (location specific)	SGD1,000,000 & AED10,000,000
Cyber liability insurance	SGD500,000
Directors and officers liability	USD2,000,000 & SGD2,000,000
Employment practices liability	SGD150,000
Comprehensive commercial legal expense	SGD500,000

Intellectual Property

Currently, our business and profitability are not materially dependent on any intellectual property such as patents, patent rights, licenses and processes or other intellectual property rights. We developed Opswiz, our proprietary operations efficiency software tailored for tanker operations, entirely in-house from scratch. Therefore, we own all intellectual property rights to Opswiz, even though we have not formally registered them. Except as disclosed below, we have not paid or received royalties for any license or use of intellectual property, nor do we use or own any other registered patents, trademarks or intellectual property which are material to our business.

Trademark

As of the date of this report, we have not registered any trademarks.

Internet Domain Name

As of the date of this report, we have registered the domain name https:// www.vantageshipbrokers.com. The information contained on this website is not a part of this report.

Due to our limited exposure to intellectual property risk in our business, we have not implemented any measures to protect our intellectual property. Since our inception, there have not, to our knowledge, been any infringements of intellectual property rights owned by the Company, including but not limited to any claims and threatened claims or proceedings initiated by us; and we have not been subject to any third party claims relating to intellectual property made against us.

As of the date of this report, we have not entered into any licensing agreements relating to our intellectual property with any third parties; and we do not license intellectual property from any third party.

Properties

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is not and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

4.C. Organizational structure

The following diagram illustrates the organizational structure of the Group:

4.D. Property, plants and equipment

Our principal place of business is located at #07-07/10, Level 7, 51 Cuppage Road, Singapore 229469, where we lease approximately 6,695 square feet of office space. Our Singapore office is leased under a lease which will expire on May 31, 2028. We maintain an office in Dubai with approximately 790 square feet of leased office space. The lease will expire on April 10, 2026. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report. You should carefully read the “Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

5.A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this Report.

Overview

We specialize in providing comprehensive shipbroking, operations and consultancy services tailored to the tanker markets, with offices in Singapore and Dubai.

Our suite of shipbroking services is designed to optimize outcomes for our clients, offering a holistic approach to addressing their needs and objectives. As a pivotal link between oil companies, traders, shipowners, and commercial managers, we deliver a range of services including: identifying market opportunities and information for our clients, recommending interested parties (shipowners and cargo owners) to each other, advising interested clients on strategies on vessel deployment or fleet mix, specifications and capabilities, facilitating contract negotiations, ensuring smooth logistical flow, as well as resolving issues that arise during the execution of chartering agreements.

Key Factors that Affect Operating Results

Our revenue is mainly derived from commissions paid to us by shipowners, which are based on either a fixed fee per contract or the following:

(1)	Freight commission calculated as a percentage of the freight payable to the shipowner by the charterer.

(2)	Sale and purchase transactions – commission calculated as a percentage of the purchase price or as a lump sum for the sale and purchase of tanker.

(3)	Demurrage commission calculated as a percentage of the total demurrage payable by the charterer to the shipowner.

Therefore, we believe that our operating results would be affected by the following key factors:

Market conditions and freight rates

As our commission may be calculated as a percentage of freight, changes in freight rates significantly impact our revenue. Freight rates are typically influenced by supply and demand dynamics, economic conditions, and commodity prices. Economic growth and increased trade activity typically lead to higher demand for shipping services and higher freight rates. Conversely, economic downturns or reduced trade volumes can result in lower freight rates. Fluctuations in fuel costs, regulatory changes, and weather disruptions also impact freight rates by affecting operating expenses and shipping efficiency for companies.

Geopolitical risks and regional conflicts

Regional conflicts and geopolitical tensions, such as the Iran-Israel war, Hamas-Israel conflict or the Russia-Ukraine war, pose significant risks to maritime operations and can impact the Company’s revenue. Heightened geopolitical tensions may lead to increased maritime risks, including piracy, vessel detentions, and disruptions to trade routes. In response to these risks, charterers may demand higher freight rates or opt for longer voyages to avoid conflict zones. Moreover, higher fuel prices significantly increase operating expenses for shipping companies, prompting adjustments in freight rates to offset these expenses. Therefore, while geopolitical tension may lead to staggering shipping activities, resulting in disruptions and decreased demand for shipping services, the effect of a spike in fuel prices and operating expenses often outweighs this drop in shipping activities. Consequently, ship companies may demand higher freight rates, leading to increased brokerage income for the Company.

Also, geopolitical tension can lead to higher brokerage income for us due to increased demurrage charges resulting from delays in cargo shipments caused by maritime risks or disruptions to trade routes. When geopolitical tensions escalate, there is often heightened uncertainty and risks associated with navigating certain regions or transiting through strategic waterways. For example, conflicts or geopolitical instability in key shipping lanes, such as the Strait of Hormuz or the South China Sea, can lead to delays in cargo shipments as vessels may need to alter their routes, discharge ports, or wait for safe passage. As a result of these delays, charterers may exceed the agreed-upon laytime or free time for loading and unloading cargo at ports, leading to demurrage charges. Demurrage refers to the fee paid by charterers to shipowners for the detention of a vessel beyond the agreed-upon time allowed for loading or unloading cargo. The longer the delays, the higher the demurrage charges incurred by charterers, which can significantly increase brokerage income for us.

Crude oil price fluctuations

Crude oil price fluctuations have a direct impact on the shipping industry, particularly in the tanker segment. Higher crude oil prices typically result in increased demand for oil transportation, leading to higher freight rates and hence commissions for the Company. Moreover, crude oil prices influence the operating costs of shipping companies, as fuel costs represent a substantial portion of their expenses. In response to higher fuel costs, shipping companies may adjust their freight rates to offset these expenses and maintain profitability. Higher freight rates result in increased contract values between ship owners and charterers, which in turn lead to higher commission earnings for the Company. Changes in crude oil prices also affect market sentiment and investment decisions, which can indirectly influence shipping demand and revenue generation.

Global oil inventories and demand

Global oil inventories and demand levels play a crucial role in shaping the demand for tanker transportation services. High oil inventories typically indicate lower demand for tanker transportation, as there is ample supply available locally. In contrast, low oil inventories often signal higher demand for tanker services, as oil needs to be transported from distant locations to meet demand. Changes in global oil demand, driven by factors such as economic growth, industrial activity, and geopolitical events, directly impact our revenue by affecting shipping volumes and charter rates.

Global oil tanker fleet production and scrapping

The pace of global oil tanker fleet production and scrapping activities also influences the Company’s revenue. Slower production of new vessels can lead to tighter vessel supply, thereby increasing charter rates and commissions earned by the Company. Conversely, higher production levels or increased vessel scrapping may result in excess vessel supply, leading to downward pressure on charter rates and reduced revenue for the company. Additionally, changes in vessel technology, regulations, and environmental standards can impact vessel utilization rates and operating costs, further affecting the Company’s revenue.

Changing Consumer Behaviours

As policy makers and consumers shift towards a greater awareness of the impact of the energy industry on the climate, behaviours and policies to adopt cleaner energy usage emerge. There may occur a faster than expected phase out of fossil fuels. While the growth in demand for fossil fuels is forecasted to decline this decade, global initiatives to limit global warming to 1.5 degrees Celsius per year may result in a faster than expected decline in fossil fuel demand. This would shorten the runway we have planned to transition to other new sectors and affect revenue projections. With the rise and a transition towards electric vehicles there might be a threat of sudden reduction of consumption of gasoline and diesel which could reduce then demand for sea-borne transport.

Regulations: The International Maritime Organisation (IMO) regulates standards by which vessels need to comply with. For example in 2024, regulatory changes included cleaner bunker fuel standards, with increasing maritime areas subject to higher standards of emissions controls, for example the Mediterranean Sea area and Arctic waters. Ships will also need to report and subsequently improve their Green House Gas (GHG) emissions. These may potentially affect the availability of ships for the carriage of oil and gas in the short term, until newly ordered ships which can meet these higher standards are delivered for commercial service. This may lead to a reduction in revenues if the Company is unable to establish close ties with ship owners who have kept pace with changes and own the requisite compliant fleet.

Environmental standards: As per the United Nations Climate Change (UNFCCC) conventions, its member Parties have laid out forward plans to reduce the usage of fossil fuels, as per the Kyoto and Paris Agreements. In the short term, from 2035 to 2040, this will lead to a reduction in fossil fuel usage as fuels derived from biological matter start to replace a portion of fossil fuel to reduce carbon emissions. This could lead to a reduction in the Company’s earnings if the Company is not able to grow its Vegetables and Bio-fuels division as well as Chemicals division to compensate for the eventual decline in conventional fossil fuel carriage on the Clean and Dirty Petrochemicals Desk. The Company will also need to bring to fruition current plans to expand into other sectors like Carbon Trading and potentially gas ship broking to maintain the Company’s revenue growth plans.

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2023, 2024 and 2025.

The following table sets forth certain operational data for the fiscal years ended March 31, 2023, 2024 and 2025 respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	Years Ended March 31,
	2023	2024	2025	2024 to 2023	2025 to 2024
	US$	US$	US$	% Change	% Change
Revenue	$23,986,146	$19,999,294	$18,659,141	(16.6)	(6.7)
Cost of revenue	(15,176,026)	(10,560,766)	(10,044,402)	(30.4)	(4.9)
Gross Profit	8,810,120	9,438,528	8,614,739	7.1	(8.7)
Operating expenses:
Selling and marketing expenses	(780,758)	(1,063,533)	(1,130,799)	36.2	6.3
Depreciation and amortization	(167,612)	(175,488)	(272,734)	4.7	55.4
General and administrative expenses	(1,557,081)	(2,361,763)	(2,798,028)	51.7	18.5
Total operating expenses	(2,505,451)	(3,600,784)	(4,201,561)	43.7	16.7
Other income (expense):
Government grants	219,314	20,865	16,063	(90.5)	(23)
Other income	501,211	150,653	251,895	(69.9)	67.2
Interest expense	(3,873)	(9,267)	(12,325)	139.3	33
Total other income	716,652	162,251	255,633	(77.4)	57.6

Income before tax expense	7,021,321	5,999,995	4,668,811	(14.5)	(22.2)
Income tax expense	(1,159,765)	(1,045,511)	(825,926)	(9.9)	(21)
Net income	5,861,556	4,954,484	3,842,885	(15.5)	(22.4)

Other comprehensive income
Foreign currency translation loss, net of taxes	-	(285)	(26,468)	100	9,187
Total comprehensive income	5,861,556	4,954,199	3,816,417	(15.5)	(23)

Revenue

We generate revenue from ship broking services. Our total revenue for the year ended March 31, 2024 decreased by US$3,986,852 or by 16.6%, from US$23,986,146 in the year ended March 31, 2023, to US$19,999,294 in the year ended March 31, 2024.

The decrease in revenue for year ended March 31, 2024 was as intensified by the Russia-Ukraine conflict but offset by a post-COVID economic recovery. The Russian-Ukraine conflict significantly impacted the company’s revenue by altering the oil trading landscape due to sanctions from the US, Europe, UK, and G7 countries. Many oil trades involving Russia moved into the sanctioned domain, with Russian ship owners taking over freight transport. Additionally, the influx of allegedly sanctioned oil into certain Asian destinations reduced typical East of Suez oil flows. On the other hand, the post-COVID economic recovery in Asia and developing economies, which implemented more modest fiscal and monetary measures compared to Western countries, led to a faster tapering of interest and inflation rates. This recovery, supported by easing supply chain bottlenecks, improved financial conditions, and a robust rebound in the services and tourism sectors, increased overall oil flows, helping to offset the losses from Russian sanctions.

Our total revenue for the year ended March 31, 2025 decreased by US$1,340,153 or by 6.7%, from US$19,999,294 in the year ended March 31, 2024, to US$18,659,141 in the year ended March 31, 2025. While the overall decline reflects ongoing geopolitical tensions, weaker economic conditions, broader market uncertainty and an increase in ship tonnage supply, it was buffered by Vantage Corp’s strategy to increase period charter activity during a higher freight environment. Revenue from time charter commissions increased by US$1,246,182. These longer-term agreements typically provide a more stable and predictable revenue stream, supporting our broader objective to reduce revenue volatility in an increasingly uncertain operating environment.

Cost of revenue

Our cost of revenue mainly consists of front-end payroll, employee benefits and commission fee. Our total cost of revenue decreased by US$4,615,260 or 30.4% from US$15,176,026 for the year ended March 31, 2023 to US$10,560,766 for the year ended March 31, 2024. This was correlated to the decrease in our revenue by 16.6%, leading to a decrease in the cost of revenue. The residue 13.8% decrease in cost of revenue can be attributed to several factors, including: staff attrition in both the broker and operations departments that was not backfilled for a period of time, and subsequently replaced with more junior personnel, and normalization of bonus payouts in the year ended March 31, 2024 to align with industry norms, whereas in 2023, we recorded higher payouts as incentives after a high deal volume year that resulted in extended workloads. This reduction in salary structures and bonus payouts led to a cost decrease of $4,378,456. Moreover, in 2024, unit revenue per broker improved due to a strategic shift from large spot charterparty deals to more term and period deals, which offer higher broker commissions and a stable revenue flow. This shift led to a 40% increase in term and period deal revenue from 2023 to 2024, resulting in a lower cost of revenue per client account and fewer deals. These changes contributed to a $236,804 reduction in costs.

Our total cost of revenue decreased by US$516,364, or 4.9%, from US$10,560,766 for the year ended March 31, 2024, to US$10,044,402 for the year ended March 31, 2025. This improvement reflects continued operational efficiency and cost optimization efforts aligned with a 6.7% decline in sales. We focused on streamlining resources and aligning our cost structure with business needs, while continuing to invest in core talent and long-term capabilities.

Gross profit and gross profit margin

Due to the decrease in cost of revenues, our gross profit increased by 7.1% or US$628,408 from US$8,810,120 for the year ended March 31, 2023 to US$9,438,528 for the year ended March 31, 2024. Total gross profit margin is 36.7% for the year ended March 31, 2023 and 47.2% for the year ended March 31, 2024.

Due to the decrease in revenue, our gross profit decreased by 8.7% or US$823,789 from US$9,438,528 for the year ended March 31, 2024 to US$8,614,739 for the year ended March 31, 2025. Total gross profit margin is 47.2% for the year ended March 31, 2024 and 46.2% for the year ended March 31, 2025.

	Years Ended March 31,
	2023	2024	2025
	US$	US$	US$
Revenue	23,986,146	19,999,294	18,659,141
Cost of revenues	(15,176,026)	(10,560,766)	(10,044,402)
Gross Profit	8,810,120	9,438,528	8,614,739
Gross Profit Margin %	36.7%	47.2%	46.2%

Selling and marketing expenses

Our selling and marketing expenses mainly consist of entertainment, transportation and travelling expenses. Selling and marketing expenses increased by US$282,775, or 36.2%, from US$780,758 for the year ended March 31, 2023 to US$1,063,533 for the year ended March 31, 2024, which was mainly due to an increase in entertainment of US$159,051 as we work to rebuild and strengthen relationships with clients post-COVID, along with additional travelling expenses of US$121,993.

Selling and marketing expenses increased by US$67,266, or 6.3%, from US$1,063,533 for the year ended March 31, 2024, to US$1,130,799 for the year ended March 31, 2025. This increase was primarily due to a rise in entertainment expenses of US$60,894 as we focused on building new relationships with ship owners as the market became more fragmented as more ship owners with smaller fleets entered the market, attracted by high earnings in the maritime industry due to ongoing geopolitical uncertainties.

Depreciation and amortization expenses

Depreciation expenses decreased by US$7,342, or 25.6%, from US$28,632 for the year ended March 31, 2023 to US$21,290 for the year ended March 31, 2024 which was primarily due to certain assets reaching full depreciation during the year. However, depreciation expenses increased by US$36,601, or 171.9%, from US$21,290 in 2024 to US$57,891 for the year ended March 31, 2025. This increase was mainly attributed to capitalized renovation costs incurred during the year, which resulted in the addition of depreciable new assets.

Amortization expenses increased by US$15,218, or 10.9%, from US$138,980 for the year ended March 31, 2023 to US$154,198 for the year ended March 31, 2024 and increased by US$60,645, or 39.3%, from US$154,198 for the year ended March 31, 2024 to US$214,843 for the year ended March 31, 2025, which was primarily due to renewal of the operating lease and the corresponding increase in monthly lease payments.

General and administrative expenses

Our general and administrative expenses mainly consist of back-end payroll, employee benefits, office supplies and upkeep expenses, legal and professional fees and other miscellaneous administrative expenses. Overall general and administrative expenses increased by US$804,682 or 51.7%, from US$1,557,081 for the year ended March 31, 2023 to US$2,361,763 for the year ended March 31, 2024, which was mainly due to increase in back-end payroll of US$387,305 and allowance for expected credit loss on trade receivables of US$128,777. Back-end payroll costs increased due to significant salary hikes and higher annual bonuses, driven by intense competition for labor in Singapore’s public and services sectors and rising nominal wages. Additionally, new hires were needed for our expansion into the technology sector, where salaries, especially in information technology and coding, are much higher due to high demand from various industries, including fintech, banking, and commodities trading.

General and administrative expenses increased by US$436,265 or 18.5%, from US$2,361,763 for the year ended March 31, 2024 to US$2,798,028 for the year ended March 31, 2025 primarily due to higher running costs associated with our Dubai office and professional fees related to the preliminary phase of IPO preparation for both our Singapore and Dubai operations. Compared to the prior year when the Dubai office had just commenced operations in June 2023, activities have gradually expanded, resulting in an increase of US$186,356 in administrative expenses. Additionally, consultancy fees increased by US$57,342, driven by pre-IPO-related advisory and regulatory compliance. These increases reflect the growing operational footprint and the strategic investments necessary to support our long-term growth and listing objectives.

Other income

Other income comprises predominantly fixed deposit interest and foreign exchange gain. It decreased by US$350,558 or 69.9% for the year ended March 31, 2023 of US$501,211 to US$150,653 for the year ended March 31, 2024. This was attributed mainly to the decrease in foreign exchange gain of US$386,139.

It increased by US$101,242, or 67.2%, from US$150,653 for the year ended March 31, 2024, to US$251,895 for the year ended March 31, 2025. This was primarily due to an increase in forfeited customer advances of US$226,065, partially offset by a decrease in fixed deposit interest income of US$123,576.

Income tax expense

Income tax expense decreased from US$1,159,765 to US$1,045,511 from the year ended March 31, 2023 to the year ended March 31, 2024 by US$114,254 or 9.9% due to the decrease in chargeable income.

Income tax expense decreased from US$1,045,511 to US$825,926 from year ended March 31, 2024 to the year ended March 31, 2025 by US$219,585 or 21% due to the decrease in chargeable income.

Net income

As a result of the foregoing, our net income amounted to US$5,861,556 and US$4,954,484 for the years ended March 31, 2023 and 2024, respectively.

As a result of the foregoing, our net income amounted to US$4,954,484 and US$3,842,885 for the years ended March 31, 2024 and 2025, respectively.

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2025
	US$	US$

ASSETS
Current Assets
Cash and Cash Equivalents	16,607,536	5,948,806
Accounts Receivable, Net	4,747,576	3,766,357
Prepaid Expenses and Other Current Assets, Net	463,628	1,193,972
Total Current Assets	21,818,740	10,909,135

Non-Current Assets
Plant and Equipment, Net	40,183	108,746
Right-of-Use Assets	254,836	142,525
Total Non-Current Assets	295,019	251,271

TOTAL ASSETS	22,113,759	11,160,406

LIABILITIES
Current Liabilities
Lease Payable – Current	170,052	144,747
Accounts Payable	200,453	46,177
Accruals and Other Current Liabilities	5,503,081	3,873,327
Dividend Payable	6,950,392	5,101,002
Amount Due to a Director	513,224	-
Income Tax Payable	1,051,644	853,048
Total Current Liabilities	14,388,846	10,018,301

Non-Current Liabilities
Lease Payable – Non-Current	88,426	981
Deferred Tax Liabilities	1,665	1,325
Dividend Payable	-	1,500,000
Total Non-Current Liabilities	90,091	1,502,306

TOTAL LIABILITIES	14,478,937	11,520,607

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.001 par value, 25,000,000 shares authorized, 7,633,620 issued and outstanding at March 31, 2025	-	7,634
Ordinary shares, Class B, US$0.001 par value, 25,000,000 shares authorized, 1 issued and outstanding (*less than $1) at March 31, 2024 & 20,366,380 issued and outstanding at March 31, 2025	*-	20,366
Additional paid-in capital	493,994	-
Retained Earnings / (Accumulated Deficit)	7,141,113	(865,997)
Merger Reserve	-	504,549
Accumulated Other Comprehensive Loss	(285)	(26,753)
Total Shareholders’ Equity (Deficit)	7,634,822	(360,201)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,113,759	11,160,406

Non-current assets

The total non-current assets, comprised of plant and equipment and right-of-use assets, decreased by US$43,748 from US$295,019 as of March 31, 2024 to US$251,271 as of March 31, 2025 .

Current assets

The current assets decreased by US$10,909,605 from US$21,818,740 as of March 31, 2024 to US$10,909,135 as of March 31, 2025. This decrease was primarily attributable to a reduction in cash and cash equivalents of US$10,658,730, which was mainly driven by the dividend paid amounting to US$11,424,665.

Current liabilities

The current liabilities decreased by US$4,370,545 from US$14,388,846 as of March 31, 2024 to US$10,018,301 as of March 31, 2025, mainly due to a decrease in dividend payable of US$1,849,390, amount due to a director of US$513,224 and accruals and other liabilities of US$1,629,754, mainly resulting from a decrease in accrued bonus and salaries of US$2,147,729.

Non-current liabilities

The non-current liabilities increased by US$1,412,215 from US$90,091 as of March 31, 2024 to US$1,502,306 as of March 31, 2025 mainly due to an increase in dividend payable of US$1,500,000.

5.B. Liquidity and Capital Resources

The consolidated financial statements included in this annual report have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations, together with the net proceeds from offering completed on June 13, 2025 and the completion of the IPO’s over-allotment option on June 18, 2025, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue additional equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table presents a summary of our consolidated cash flow activity for the periods set forth below:

	As of 31 March,
	2023	2024	2025
	US$	US$	US$
Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	12,881,045	(173,264)	1,895,161
Cash used in investing activity	(9,489)	(36,855)	(126,455)
Net cash used in financing activities	(825,958)	(2,212,728)	(12,427,693)
Net change in cash and cash equivalents	12,045,598	(2,422,847)	(10,658,987)
Cash and cash equivalents as of beginning of the year	6,985,070	19,030,668	16,607,536
Effects on currency translation on Cash and Cash Equivalents	-	(285)	257
Cash and cash equivalents as of the end of the year	19,030,668	16,607,536	5,948,806

Cash Flow Activities for the Years Ended March 31, 2023, 2024 and 2025

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was US$1,895,161 for the year ended March 31, 2025. This was mainly attributable to the net income of US$3,842,885 adjusted for non-cash items which included depreciation and amortization, write back of allowance for credit loss on accounts receivable, allowance for credit loss on account receivable and unrealized foreign exchange loss totaling US$239,800 and net cash outflow arising from the net change in operating assets and liabilities of US$2,187,524

Net cash used in operating activities was US$173,264 for the year ended March 31, 2024. This was mainly attributable to the net income of US$4,954,484 adjusted for non-cash items which included depreciation and amortization, write back of allowance for credit loss on accounts receivable and allowance for credit loss on account receivable totaling US$258,447. This was offset by a net cash outflow of US$5,386,195 arising from the net changes in operating assets and liabilities.

Net cash provided by operating activities was US$12,881,045 for the year ended March 31, 2023. This was mainly attributable to the net income of US$5,861,556 adjusted for non-cash items which included depreciation and amortization, write back of allowance for expected credit loss on accounts receivable, loss allowance on account receivable and unrealised foreign exchange loss totaling US$201,670 and net cash inflow arising from the net change in operating assets and liabilities of US$6,817,819.

Cash Used in Investing Activity

Cash used in investing activities amounted to US$126,455 for the year ended March 31, 2025, compared to US$36,855 for the year ended March 31, 2024 and US$9,489 for the year ended March 31, 2023. This primarily consisted of purchases of plant and equipment.

Net Cash Used in Financing Activities

Cash used in financing activities for the year ended March 31, 2025 was US$12,427,693 This included the payment of dividend of US$11,424,665 and repayment of US$513,224 to director.

Cash used in financing activities for the year ended March 31, 2024 was US$2,212,728. This included the payment of dividend of US$2,100,309, and repayment of US$34,664 to director, which was offset by, the issuance of share capital in Vantage Dubai of US$136,105.

Cash used in financing activities for the year ended March 31, 2023 was US$825,958. This was contributed by the payment of dividend of US$819,902 and repayment of amount due to director of US$6,056.

Working Capital

We believe that our Company has sufficient working capital for our requirements for at least the next 12 months from the date of this annal report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the net proceeds from the IPO completed on June 13, 2025 and the completion of the IPO’s over-allotment option on June 18, 2025.

	As of March 31,
	2023	2024	2025
	US$	US$	US$

Cash and cash equivalents	19,030,668	16,607,536	5,948,806
Accounts receivable, net	4,792,570	4,747,576	3,766,357
Prepaid expenses and other current assets, net	240,349	463,628	1,193,972
Total current assets	24,063,587	21,818,740	10,909,135
Accounts payable	28,809	200,453	46,177
Current operating lease obligations	79,549	170,052	144,747
Other current liabilities	14,197,487	14,018,341	9,827,377
Total current liabilities	14,305,845	14,388,846	10,018,301
Working capital	9,757,742	7,429,894	890,834
Current ratio	1.68	1.52	1.09

Our working capital was US$7,429,894 at March 31, 2024, representing a decrease of US$2,327,848, or 23.9% from working capital of US$9,757,742 at March 31, 2023.

Our working capital was US$890,834 at March 31, 2025, representing a decrease of US$6,539,060, or 88% from working capital of US$7,429,894 at March 31, 2024.

Current assets

Our cash and cash equivalents were US$16,607,536 at March 31,2024, reflecting a decrease of US$2,423,132 from US$19,030,668 as of March 31, 2023, primarily as a result of the payment of dividend amounting to US$2,100,309.

Our cash and cash equivalents were US$5,948,806 at March 31, 2025, a decrease of US$10,658,730 from US$16,607,536 as of March 31, 2024. This decrease was mainly attributable to the payment of dividends totaling US$11,424,665.

Our accounts receivable, net was US$4,747,576 at March 31, 2024, a decrease of US$44,994 from US$4,792,570 at March 31, 2023. The decrease was primarily attributable to the allowance for expected credit loss amounting to US$236,853 for the current year ended March 31, 2024.

Our accounts receivable, net was US$3,766,357 at March 31, 2025, a decrease of US$981,219 from US$4,747,576 at March 31, 2024. This decrease was primarily attributable to improved collections.

Our prepaid expenses and other current assets were US$463,628 at March 31, 2024, an increase of US$223,279 from US$240,349 as of March 31, 2023. The increase was primarily attributed to a US$213,860 increase in deferred offering costs in relation to the intended IPO.

Our prepaid expenses and other current assets were US$1,193,972 at March 31, 2025, an increase of US$730,344 from US$463,628 as of March 31, 2024. The increase was primarily attributed to a US$501,770 increase in deferred IPO costs, US$117,116 increase in deposits and US$108,233 increase in prepaid expenses.

Current liabilities

Our accounts payable were US$200,453 as of March 31, 2024, reflecting an increase of US$171,644 from US$28,809 as of March 31, 2023. These increases were primarily due to the fact that the open credits provided by our suppliers were fully utilized.

Our accounts payable decreased to US$46,177 as of March 31, 2025, down by US$154,276 from US$200,453 as of March 31, 2024. The decrease was mainly attributable to the settlement of outstanding payables.

Our other current liabilities were US$14,018,341 as of March 31, 2024, a decrease of US$179,146 from US$14,197,487 as of March 31, 2023. The decrease was primarily due to a dividend of US$1,881,525 declared and payable in April 2023, a decrease in accrued bonus and salaries of US$5,182,252 and a decrease in income tax payable of US$177,399.

As of March 31, 2025, our other current liabilities were US$9,827,377, reflecting a decrease of US$4,190,964 from US$14,018,341 as of March 31, 2024. The decrease was primarily due to a dividend of US$6,950,392 and US$4,474,273 declared and payable in April 2024 and February 2025 respectively, a decrease in accrued bonus and salaries of US$2,147,729 and amount due to a director of US$513,224

Capital Expenditures

We incurred capital expenditures of US$9,489, US$36,855 and US$126,455 for the years ended March 31, 2023 and 2024, and 2025, respectively, which mainly related to the purchase of plant and equipment.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the offering. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss will occur and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Capital Commitments

As of March 31, 2024 and 2025, we did not have any capital commitments.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

5.C. Research and Development, Patent and Licenses, etc.

We did not conduct any research and development activities for the year ended for the year ended March 31, 2025.

Currently, our business and profitability are not materially dependent on any intellectual property such as patents, patent rights, licenses and processes or other intellectual property rights. We developed Opswiz, our proprietary operations efficiency software tailored for tanker operations, entirely in-house from scratch. Therefore, we own all intellectual property rights to Opswiz, even though we have not formally registered them. Except as disclosed below, we have not paid or received royalties for any license or use of intellectual property, nor do we use or own any other registered patents, trademarks or intellectual property which are material to our business.

Trademark

As of the date of this report, we have not registered any trademarks.

Internet Domain Name

As of the date of this report, we have registered the domain name https:// www.vantageshipbrokers.com. The information contained on this website is not a part of this report.

Due to our limited exposure to intellectual property risk in our business, we have not implemented any measures to protect our intellectual property. Since our inception, there have not, to our knowledge, been any infringements of intellectual property rights owned by the Company, including but not limited to any claims and threatened claims or proceedings initiated by us; and we have not been subject to any third party claims relating to intellectual property made against us.

As of the date of this report, we have not entered into any licensing agreements relating to our intellectual property with any third parties; and we do not license intellectual property from any third party

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2025 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Note 2 to our consolidated financial statements included elsewhere in this report for additional information on our significant accounting estimates and policies.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates and judgements made by our management. As at March 31, 2025, the Company did not make any critical judgement in the process of applying the Company’s accounting policies that have a critical effect on the amount recognized in the financial statements. The Company also did not make any key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a critical risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our Directors and Executive Officers as at the date of this report:

Name	Age	Position
Andresian D’Rozario	45	Chief Executive Officer, Director and Chairman of the Board
Lim Li Lian	43	Chief Financial Officer
Ho Ying Keat Lowell	51	Director
Francis Junior James	51	Managing Partner
Randy Yong Choon Hong	50	Managing Partner
Quah Choong Hua	52	Managing Partner
Choo Chih Chien Benjamin	49	Independent Director
Jensen Per Juul	67	Independent Director
Tan Kim Han Raymond	46	Independent Director

The business and work experience and areas of responsibility of our Directors and Executive Officers are set out below:

Andresian D’Rozario is our co-Founder and Chief Executive Officer since our inception. He is also our director since October 4, 2024. With over 20 years of experience in the shipbroking industry, Mr. Andresian D’Rozario is a seasoned professional who has built a reputation for his deep knowledge of the maritime market, exceptional negotiation skills, and ability to foster long-term business relationships. He helps spearhead research, long-term growth, IT system development.

Lim Li Lian has served as our Chief Financial Officer since our inception. Ms. Lim has more than 20 years of experience in developing and implementing financial systems, strategies, processes and controls. Since June 2012, Ms. Lim has served as the Financial Controller at our subsidiary, Vantage Singapore, where she is responsible for Vantage Singapore’s overall financial management and internal controls. Since June 2023, Ms. Lim also oversees the financial functions, tax and corporate secretarial matters of our newly incorporated subsidiary, Vantage Dubai. Ms. Lim is a Chartered Accountant of Singapore. She holds a professional qualification from The Association of Chartered Certified Accountants since December 2003.

Ho Ying Keat Lowell is our co-Founder and has served as our director since our inception. His focus has been to develop and manage the Chemicals and Specialized tanker segment. Mr. Lowell spent six years as corporate banker from 2000 to 2006 and M&A consultant and seventeen years as a shipbroker since 2007. Mr. Lowell received his Bachelor’s degree with Honors in Business Administration from National University of Singapore in 1999.

Francis Junior James is our co-Founder and has served as our Managing Partner since our inception. Mr. Francis has been a spot shipbroker for over 25 years. Besides broking, he also holds a managerial role, back office and recruitment for over a decade on the Clean Petroleum Products desk.

Randy Yong Choon Hong is our co-Founder and has served as our Managing Partner since our inception., where he oversees our general operations. Mr. Yong started his career in shipping and has been in a managerial role in a shipbroking firm for more than 20 years.

Quah Choong Hua is our co-Founder and has served as our Managing Partner since inception, where overseas general operations and hiring. Mr. Quah has been in a managerial role in a shipbroking firm for more than 20 years.

Choo Chih Chien Benjamin is our independent director. Since March 2018, Mr. Choo has served as a director at Genesis Law Corporation, a legal services provider in Singapore. From 2012 to 2018, Mr. Choo served as a director at Edmond Pereira Law Corporation. From 2005 to 2012, Mr. Choo was a director at TSMP Law Corporation. Mr. Choo has been an independent non-executive director at MeGroup Ltd. (SGX:SJY). Mr. Choo obtained a Bachelor of Law from National University of Singapore in 2001.

Jensen Per Juul is our independent director. With over 40 years of experience in the shipping industry, Mr. Juul has held leadership roles in major international shipping companies. He has specialized in chartering vessels, managing large teams, and developing business strategies in a highly competitive and dynamic global market. From 2018 to 2024, Mr. Jensen worked at Hafnia Pools Pte Ltd, a tanker company, where he last served as the Singapore Head of Chartering (East of Suez). In this capacity, he oversaw chartering operations in the East of Suez region, cultivated key client relationships, negotiated chartering agreements, and drove revenue growth.

Tan Kim Han Raymond is our independent director. Since April 2016, Mr. Tan has been serving as a council member of Singapore Road Safety Council, a non-profit organization formed under Ministry of Home Affairs of Singapore. Since February 2021, Mr. Tan has been serving as a director of Soleil Investment Pte. Ltd, an investment holding company in Singapore. Since May 2018, Mr. Tan has been serving as a director of Life Bridge Partners Pte. Ltd., a private investment company in Singapore. Since 2018, Mr. Tan has been serving as a director of UES Waste Management Pte Ltd. Since 2016, Mr. Tan has been serving as a director of UES Envirotech Philippines, Inc., UE Newater (Vietnam) Limited, BEWGI-UE Newater Pte Ltd, BEWGI-H2O Pte Ltd, and UESH-BEWGI Eng Pte Ltd. From May 2015 to December 2022, Mr. Tan served as the chief financial officer, chief risk officer and subsequently, chief executive officer, director and board secretary of CMIG International Holding Pte. Ltd, a group which provides investment services. From August 2019 to March 2020, Mr. Tan served as a director and chairman of finance committee of Sirius International Insurance Group (Nasdaq: SG) (currently known as Siriuspoint Ltd (NYSE: SPNT)), an insurance group. Mr. Tan recently joined Mobile-health Network Solutions (NASDAQ: MNDR) as their Independent Director on August 22, 2024. Mr. Tan has been a Singapore Chartered Accountant and a Certified Internal Auditor from the Institute of Internal Auditors. Mr. Tan obtained a Bachelor of Accountancy from Nanyang Technological University in 2003.

Family Relationship

There are no family relationships among our directors and executive officers.

6.B. Compensation

For the years ended March 31, 2025, 2024 and 2023, we paid an aggregate of approximately $1,928,815, $1,595,623, and $3,724,442, respectively in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

6.C. Board Practices

Corporate Governance Practices

Foreign Private Issuer

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

● the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

● the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

● the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

● the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our Executive Officers or members of our Supervisory Board are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.

Board of Directors

Our Board of Directors consists of five Directors. A Director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the NYSE American generally require that a majority of an issuer’s board of directors must consist of independent directors. Our Board of Directors has determined that each of Choo Chih Chien Benjamin, Jensen Per Juul, and Tan Kim Han Raymond is an “independent director” as defined under the NYSE American rules. Our Board of Directors is composed of a majority of independent Directors.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our Audit Committee consists of our three independent Directors, and is chaired by Tan Kim Han Raymond. We have determined that each member of our Audit Committee satisfy the requirements of the rules of NYSE American and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Tan Kim Han Raymond qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

● reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

● approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

● reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

● discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

● reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

● discussing the annual audited financial statements with management and the Independent Registered Public Accounting Firm;

● reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

● approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

● establishing and overseeing procedures for the handling of complaints and whistleblowing; and

● meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

Compensation Committee.

Our Compensation Committee consists of our three independent Directors, and is chaired by Tan Kim Han Raymond. We have determined that each member of our Compensation Committee satisfy the “independence” requirements of the rules of NYSE American. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

● overseeing the development and implementation of compensation programs in consultation with our management;

● at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

● at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive Directors;

● at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

● reviewing Executive Officer and director indemnification and insurance matters; and

● overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee consists of our three independent Directors, and is chaired by Choo Chih Chien Benjamin. We have determined that each member of our Nominating and Corporate Governance Committee satisfy the “independence” requirements of the rules of NYSE American. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

● recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

● reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

● developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NYSE American rules, or otherwise considered desirable and appropriate;

● selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

● evaluating the performance and effectiveness of the Board as a whole..

Duties of Directors

Under Singapore law, all of our directors owe fiduciary duties to our Company, a duty to act honestly and to use reasonable diligence in the discharge of their duties. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Constitution, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached.

Under Cayman Islands law, our directors owe fiduciary duties to the Company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as further amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

● convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

● declaring dividends and distributions;

● appointing officers and determining the term of office of the officers;

● exercising the borrowing powers of our company and mortgaging the property of our company; and

● approving the transfer of shares (including Class A Ordinary Shares) in our company, including the registration of such shares in our share register.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board of Directors. Our Directors are not subject to a term of office and hold office until their resignation, death, or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our Amended and Restated Memorandum and Articles.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our Amended and Restated Memorandum and Articles  .

Employment Agreements, Director Agreements, and Indemnification Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals agree to serve as our executive officers from the closing date of the Company’s initial public offering and shall continue until the such individual’s successor is duly elected or appointed and qualified or until his/her earlier death, disqualification, resignation or removal from office, the Company’s then current memorandum and articles of association, as may be amended from time to time, or any applicable laws, rules, or regulations. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops, or reduces to practice during his employment with us and to assign all right, title, and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

6.D. Employees

We have 57 full-time employees as of March 31, 2025. The following table sets forth the numbers of our full-time employees categorized by function as of March 31, 2025:

	As of March 31, 2025
Functions	Number	% of Total Employees
Management	5	9%
Front-end commercial team (Brokers)	27	47%
Operations and claims	14	24%
Back office (Finance, human resources and administrative)	4	7%
Corporate governance	1	2%
Research and strategy	4	7%
Technology	2	4%
Management	57	100%

We enter into standard labor contracts and confidentiality agreements with our employees. Employee compensation includes salaries and contributions to the Central Provident Fund (CPF), Singapore’s mandatory social security savings scheme. Additionally, performance-linked bonuses incentivize brokers based on revenue generation, while operations and back-office staff are rewarded based on company performance.

Employee growth and development are prioritized through structured training programs and mentorship initiatives. Junior brokers and operations executives receive guidance from senior employees to accelerate their learning curve. Additionally, research executives are mentored by department heads to ensure high-quality output. Rigorous quality control measures, including vetting of work and emails prior to client interaction, uphold our commitment to excellence and client satisfaction. By investing in employee development, we nurture our talent pool and strengthen our position as a leader in the tanker shipbroking industry.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to ten votes per share. Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon a transfer of any Class B Ordinary Shares by a holder thereof to any person other than certain permitted transferees or a change in the beneficial owner of such Class B Ordinary Shares, such Class B Ordinary Shares will be automatically and immediately converted into such number of Class A Ordinary Shares. Holders of our Shares are entitled to vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned (2)		Total Shareholding(2)	Total Voting Power
	Number	%	Number	%	%	%
Directors and Executive Officers:
Andresian D’Rozario	—	—	4,073,276	20.0%	12.83%	18.94%
Ho Ying Keat Lowell	—	—	4,073,276	20.0%	12.83%	18.94%
Francis Junior James	—	—	4,073,276	20.0%	12.83%	18.94%
Randy Yong Choon Hong	—	—	4,073,276	20.0%	12.83%	18.94%
Quah Choong Hua	—	—	4,073,276	20.0%	12.83%	18.94%
All directors and executive officers as a group	—	—	20,366,380	100%	64.15%	94.70%
5% shareholders:
—	—	—	—	—

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o #07-07, Level 7, 51 Cuppage Road, Singapore 229469.

(2)	Applicable percentage of ownership is based on 11,371,120 Class A Ordinary Shares and 20,366,380 Class B Ordinary Shares outstanding as of the date of this report.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions since April 1, 2022 to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Major Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under Item 6.B. Compensation:

Loan Arrangement with a Related Party

During the years ended March 31, 2023, 2024 and 2025 and up to the date of this report, certain related parties are as follows:

Name of party	Relationship
Mr. Ho Ying Keat Lowell	Director of the Company

During the years ended March 31, 2023, 2024 and 2025, certain related party transactions with related party was as follows:

Name	As of March 31,							As of the date of the report
	2022		2023		2024		2025
Mr. Ho Ying Keat Lowell	USD	553,944	USD	547,888	USD	513,224	-	-

As of March 31, 2024, the balance due to a director amounted to USD513,224 and was fully repaid during the fiscal year ended March 31, 2025.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which is tasked with review and approval of all related party transactions.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

The financial statements as required under Item17. “Financial Statements” are attached hereto and found immediately following the text of this report.

Legal Proceedings and Compliance

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is not and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

Dividend Policy

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Class A Ordinary Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

8.A. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this report.

Item 9. The Offer and Listing

A. Offering and Listing Details

Our Class A Ordinary Shares are currently listed on the NYSE American under the symbol “VNTG.”

B. Plan of Distribution

Not applicable.

C. Markets

Please refer to Item 9.A. “Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Since our initial public offering, we have not issued any additional Ordinary Shares nor granted any options, convertible instruments, or other equity-linked securities. Accordingly, no dilution occurred during the fiscal year ended March 31, 2025, and there are no material dilution events to report as of the date of this annual report..

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A. Share Capital

The share capital of the Company consists of ordinary shares. Our authorized share capital is US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each, comprising of (i) 25,000,000 Class A Ordinary Shares of nominal or par value of US$0.001 each, and (ii) 25,000,000 Class B Ordinary Shares of nominal or par value US$0.001 each. As of the date of this report, 31,737,500 Ordinary Shares were issued and outstanding, comprising 11,371,120 Class A Ordinary Shares and 20,366,380 Class B Ordinary Shares.

10.B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act (Cayman) and the common law of the Cayman Islands.

Objects of our Company. Under our amended and restated memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our authorized share capital is US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each, comprising of (i) 25,000,000 Class A Ordinary Shares of nominal or par value of US$0.001 each, and (ii) 25,000,000 Class B Ordinary Shares of nominal or par value US$0.001 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form.

Conversion. Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our Shareholders may declare dividends by ordinary resolution, but such dividends shall not exceed the amount recommended by our directors. Our amended and restated memorandum and articles of association provide that our board of directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the directors may from time to time think fit. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our ordinary shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, (i) on a show of hands every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of our Company, each have one vote for each Class A Ordinary Share and ten votes for each Class B Ordinary Share in each case of which he is the holder; and (ii) on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and ten votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in person or by proxy.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is demanded by the chairman of the meeting or any one or more shareholders who together hold not less than 10 percent of the votes attaching to the total shares that are present in person or by proxy.

Any ordinary resolution is a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the amended and restated memorandum and articles of association or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act (Cayman) to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each financial year hold a general meeting as its annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for a meeting of shareholders consists of at least one or more holder(s) of Shares holding not less than an aggregate of one-third of all votes attaching to all Shares in issue and entitled to vote in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than one-third of the voting rights (on a one vote per share basis) in the share capital of the Company. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our amended and restated articles of association. If our directors do not within 21 calendar days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three calendar months after the expiration of the said 21 calendar day period.

Winding Up; Liquidation. Subject to applicable law and any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the par value of the Shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place for payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. Subject to the terms of the Companies Act (Cayman) and our amended and restated memorandum and articles of association we may purchase our own shares. In accordance with our amended and restated articles of association, provided the necessary shareholders or board approval have been obtained and requirements under the Companies Act (Cayman) have been satisfied, we may issue shares on terms that such shares are subject to redemption at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board of Directors or by the Shareholders by special resolution. Under the Companies Act (Cayman), the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act (Cayman) no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the Company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our Shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

● the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

● the instrument of transfer is in respect of only one class of shares;

● the instrument of transfer is properly stamped, if required;

● in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

● a fee of such maximum sum as the NYSE American may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE American, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares, the rights attached to any such class may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our post-offering amended and restated articles of association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

● the designation of the series;

● the number of shares of the series;

● the dividend rights, dividend rates, conversion rights, voting rights; and

● the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our Shareholders to the extent authorized but unissued.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act (Cayman). The Companies Act (Cayman) distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

● does not have to file an annual return of its shareholders with the Registrar of Companies;

● is not required to open its register of members for inspection y;

● does not have to hold an annual general meeting;

● may not issue negotiable or bearer shares, but may issue shares with no par value;

● may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

● may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

● may register as a limited duration company; and

● may register as a segregated portfolio company.

Nomination and Removal of Directors and Filling Vacancies on Board. At any time or from time to time, the Board shall have the power to appoint any person as a Director either to fill a casual vacancy on the Board or as an additional Director to the existing Board subject to any maximum number of Directors, if any, as may be determined by the members in general meeting. Any Director so appointed to fill a casual vacancy shall hold office only until the first general meeting of the company after his appointment and be subject to re-election at such meeting. Any Director so appointed as an addition to the existing Board shall hold office only until the first annual general meeting of the company after his appointment and be eligible for re-election at such meeting. Any Director so appointed by the Board shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at an annual general meeting.

At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one-third shall be the number of retiring Directors. The Directors to retire in each year shall be those who have been in office longest since their last re-election or appointment but, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected has been lodged at the head office or at the registration office of the company. The period for lodgment of such notices shall commence no earlier than the day after despatch of the notice of the relevant meeting and end no later than seven days before the date of such meeting and the minimum length of the period during which such notices may be lodged must be at least seven days.

A Director is not required to hold any shares in the company by way of qualification nor is there any specified upper or lower age limit for Directors either for accession to or retirement from the Board.

A Director may be removed by an ordinary resolution of the company before the expiration of his term of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the company) and the company may by ordinary resolution appoint another in his place. Any Director so appointed shall be subject to the retirement by rotation provisions.

The office of a Director shall be vacated if he:

(i) resigns;

(ii) dies;

(iii) is declared to be of unsound mind and the Board resolves that his office be vacated;

(iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(v) he is prohibited from being or ceases to be a director by operation of law;

(vi) without special leave, is absent from meetings of the Board for six consecutive months, and the Board resolves that his office is vacated;

(vii) has been required by the Designated Stock Exchange (as defined in the amended and restated memorandum and articles of association) to cease to be a Director; or

(viii) is removed from office by the requisite majority of the Directors or otherwise pursuant to the amended and restated memorandum and articles of association.

From time to time the Board may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the Board may determine, and the Board may revoke or terminate any of such appointments. The Board may also delegate any of its powers to committees consisting of such Director(s) or other person(s) as the Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Board.

10.C. Material Contracts

We have not entered into any material contracts other than (a) in the ordinary course of business, (b) those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F, and (c) those filed as exhibits in the Registration Statement.

10.D. Exchange Controls

The Cayman Islands and Singapore currently have no exchange control restrictions.

10.E. Taxation

The following are material tax considerations relevant to an investment in our Class A Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Cayman Islands, Singapore, UAE, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Taxation Considerations

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this report and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our Shares or of any person acquiring, selling or otherwise dealing with our Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our Shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our Shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this report accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our Shares.

Corporate Income Tax

A company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered tax resident in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent.

A Singapore tax resident company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

The corporate tax rate in Singapore is currently 17%. From YA 2020 onwards, three-quarters of a company’s first S$10,000 of normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next $100,000 of normal chargeable income, for each of the company’s first three YAs falling in or after YA 2020.

Dividend Distributions

Under Singapore’s one-tier corporate tax system, dividends paid by a Singapore tax resident company are exempt from Singapore income tax in the hands of its shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Gains on Disposal of our Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore.

Holders of our Shares should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Shares.

Stamp Duty

There is no stamp duty payable on the subscription for our Shares.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

United Arab Emirates Taxation Considerations

The following comments are general in character and are based on the current and proposed tax regimes applicable in the UAE, administrative guidelines issued by the relevant authorities in force and the current practice of the UAE authorities as at the date of this report. The statements made herein are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities could later disagree with the explanations or conclusions set out below, as well as the interpretation of these laws or guidelines. This is particularly the case because the corporate income tax regime in the UAE is new, so there are uncertainties about how it will be administered and enforced. The comments below do not purport to be a comprehensive analysis of all the tax consequences applicable to all types of shareholders and do not relate to any taxation regime outside the UAE. Each shareholder is responsible for its own tax position and, if you are in any doubt as to your own tax position, you should seek independent professional advice without delay.

Federal Corporate Taxation in the UAE

Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses (“Law No. 47”) and related Cabinet decisions accompanying or subsequent to this law (collectively, the “Corporate Tax Law”) introduced corporate tax on juridical persons with a permanent establishment or nexus in the UAE or deriving UAE sourced income (including corporations, partnerships, foundations, non-resident entities and natural persons engaged in a business or business activity from 25 October 2022); with the law being effective for businesses for tax periods commencing on or after 1 June 2023. This Corporate Tax Law is yet untested, and guidance published by the Ministry of Finance (the “MoF”) and the Federal Tax Authority (the “FTA”) have not resolved all points of uncertainty. Consequently, how the Corporate Tax Law will be applied to the Company is not entirely clear.

Corporate Income Tax Rates

The UAE’s general corporate income tax rate is 0% for taxable income up to AED 375,000 and 9% for taxable income above AED 375,000.

Taxable Income

Corporate tax in the UAE is payable on Taxable Income, defined in the Corporate Tax Law as net profit reported in the financial statements of the business, net of certain adjustments, including (a) unrealized gains or losses, (b) Exempt Income (as that term is defined in Chapter 7 of Law No. 47), (c) certain reliefs, (d) deductions included in Chapter 9 of, (e) transactions with Related Parties and Connected Persons as specified in Chapter 10, (f) Tax Loss as defined in Chapter 11, (g) incentives or special reliefs for a Qualifying Business Activity as specified in a Cabinet decision, (h) any income or expenditures that have not otherwise been considered and as specified in a Cabinet decision, and (i) other adjustments which may be specified by relevant tax authorities from time to time.

“Exempt Income” and expenditure incurred in deriving Exempt Income is defined as: (a) dividends and other profit distributions received form a juridical person that is a Resident Person (essentially a juridical person that is incorporated or otherwise established or recognized in the UAE or, if not the UAE, is effectively managed and controlled in the UAE, including a natural person conducting a business), (b) dividends and other profit distributions received from a participating interest in a foreign juridical person, (c) any other income from a participating interest (as defined in Article 23 of Law No. 47), (d) income from a foreign permanent establishment that satisfies conditions set forth under Article 24, and (e) income derived by a Non-Resident Person (that has a permanent establishment in the UAE or derives UAE state sourced income) from the operation of aircraft or ships in international transportation and which satisfies certain conditions in Article 25.

Exempt Persons

Alongside exemptions for certain income, Law No. 47 exempts several types of entities from corporate income tax liability altogether, so long as these entities satisfy certain conditions: (a) government entities, (b) government controlled entities, (c) persons engaged in an extractive business, (d) persons engaged in a non-extractive natural resource business, (e) qualifying public benefit entities, (f) qualifying investment funds, (g) public pension or social security funds that are subject to regulatory oversight of UAE authorities and which meet other conditions, (h) a juridical person incorporated in the UAE that is wholly owned and controlled by an Exempt Person (as defined in Article 4 clause 1 of Law No. 47) and either undertakes part or all of the Exempt Person’s activity, is engaged exclusively in holding assets or investing funds for the benefit of the Exempt Person, or only carries out activities that are ancillary to those carried out by the Exempt Person.

Withholding Tax

The UAE applies withholding tax at a rate of 0% to certain domestic and cross-border payments made by UAE businesses. Consequently, UAE businesses are not required to make deductions from payments made to resident or non-resident recipients, nor are businesses obligated to file withholding tax returns.

The Corporate Tax Law includes provisions which specifically allow the Cabinet of the UAE to change the withholding tax rate. The Corporate Tax Law also specifies that a Cabinet decision will be issued which will detail the categories of income which will be subject to withholding taxes.

Transfer Pricing

Under the Corporate Tax Law, transactions carried out between related parties and connected parties should be priced in line with the “arm’s length principle”. The arm’s length principle describes a transaction or agreement, the outcome of which would be similar if unrelated parties engaged in a similar transaction or agreement under similar circumstances. In the context of the Corporate Tax Law, the arm’s length principle should be supported by a functional assets and risk analysis, which is intended to be aligned with the OECD Transfer Pricing Guidelines as clarified by guidance issued by the MoF.

Value Added Tax

VAT was introduced in the UAE on 1 January 2018, pursuant to Federal Decree Law No. (8) of 2017 on VAT and its Executive Regulations. The standard VAT rate is 5% and applies to most goods and services, with some goods and services subject to a 0% rate or an exemption from VAT (subject to specific conditions being met).

The 0% VAT rate applies to goods and services exported outside the UAE, international transportation, the supply of crude oil and natural gas, the first supply of residential real estate, and some specific areas, such as healthcare and education.

A VAT exemption applies to certain financial services, as well as to the subsequent supply of residential real estate. In addition, transactions related to unimproved land, residential buildings (other than the first supply) and domestic passenger transport are also exempt from VAT. Further, certain transactions in goods between companies established in UAE Designated Free Zones (as notified specifically for VAT purposes) (“DZs”) may not be subject to VAT. The supply of goods and services within DZs is, however, subject to VAT in accordance with the general application of the UAE VAT legislation. The purchase of shares and other equity interests is considered an exempt supply for the purposes of VAT pursuant to Article 42 of the UAE VAT Executive Regulations. Under the UAE VAT legislation, no VAT should be payable in respect to the acquisition or sale of shares. However, fees relating to the transfer of ownership of shares would be subject to VAT at the standard rate of 5%.

Certain fees may be exempted from VAT where the buyer is a non-resident and where the sale meets the conditions for zero-rated export of services. Dividend income received by merely holding shares in a company does not constitute consideration for a supply. Therefore, passively earned dividend income would not amount to a consideration for a taxable supply and should be outside the scope of UAE VAT.

A sale of assets would be subject to VAT at the standard rate of 5%, unless it qualifies as a transfer of a business as a going concern (in which case a transaction should be outside the scope of UAE VAT). Capital gains realised from the sale of assets would not constitute a consideration for a taxable supply and should be outside the scope of UAE VAT.

Businesses are entitled to claim a credit for VAT paid on their purchases (subject to maintaining the relevant supporting documents especially a tax invoice) if they relate to a supply that is standard rated or zero-rated (taxable supplies), provided, however, that any VAT incurred in connection with a supply that is exempt from VAT cannot be reclaimed. Where VAT incurred cannot be attributed specifically to a taxable or an exempt supply, it is possible to recover a portion of this (for example, overhead costs for the business). This recovery can be made in line with an apportionment calculation and subsequent annual washup exercise.

Excess input VAT can, in principle, be claimed back from the FTA, subject to a specific procedure. Alternatively, VAT credits may be carried forward and offset against the net VAT payable in the next taxable period(s). The FTA may offset unclaimed VAT credits against taxpayer liabilities, including outstanding penalty amounts.

Businesses that do not comply with their VAT obligations can be subject to fines and penalties. There are both fixed and percentage-based penalties. The FTA may offset unclaimed VAT credits against taxpayer liabilities, including outstanding penalty amounts.

UAE Taxation Considerations for Prospective Investors

As of the date of this report, there is no general income tax imposed on natural persons in the UAE, unless income is derived from a natural person’s business activities that generate revenues in excess of AED 1 million in a given calendar year. Rules governing tax treatment of income generated by natural persons are found in Article 11(6) of Law No. 47 and Cabinet Decision 49 of 2023 (“Cabinet Decision 49”). Under Cabinet Decision 49, natural persons are not liable for income tax under the Corporate Tax Law, even if their revenue exceeds AED 1 million, if their income derives from (a) wages, (b) personal investment income, or (c) real estate investment income.

Taxation on the Purchase of Shares

There are no transfer taxes in the UAE on the purchase of shares. Accordingly, purchasing shares should not result in tax liability under UAE law for investors who are individuals or corporations that are tax residents of the UAE.

Taxation of Dividends and Gains upon Disposal of Shares

Under the Corporate Tax Law, the purchase of shares and any related dividend income, or gains deriving from the sale of shares, should not result in tax liability under UAE law for UAE tax residents or non-resident natural persons, so long as the purchase of shares or gains deriving from the disposal of shares qualifies as a “personal investment”. Under Cabinet Decision No. 49, “personal investment” is defined as investment activity that a natural person conducts for his or her personal account that neither requires a license from a licensing authority in the UAE nor is considered to be a commercial business.

Non-UAE tax residents (or those with more than one tax residence) may be subject to taxation in jurisdictions outside the UAE with respect to the ownership of, or income derived from the ownership of shares based on tax regulations currently in force in their respective jurisdictions.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Shares. This summary applies only to U.S. Holders that hold our Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this reprot, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Shares and their partners are urged to consult their tax advisors regarding an investment in our Shares.

Persons considering an investment in our Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on NYSE American.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares. Any capital gain or loss will be long term if the Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over the adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of such Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Shares and proceeds from the sale, exchange or redemption of our Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes..

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statements by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Please see Item 4.C. “Information on the Company – Organizational structure” above.

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We have no loans and significant interest-bearing assets. Therefore, our exposure to cash flow interest rate risk is limited. It is the Group’s policy to keep its borrowings, if any, at variable rates at a minimum so as to minimize the fair value interest rate risk. We have exposure on cash flow interest rate risk which is mainly arising from our deposits with banks.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. For the three years ended March 31, 2023, March 31, 2024 and March 31, 2025, and as of the date of this report, we did not have any bank borrowings.

Foreign Exchange Risk

Our foreign exchange risk exposure is minimal, as our functional currency and the majority of our revenue is generated in USD. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following information relates to the registration statement on Form F-1, (File Number 333-282566) for our initial public offering, which was declared effective by the SEC on June 11, 2025. On June 13, 2025, we completed our initial public offering in which we issued and sold an aggregate of 3,250,000 Class A Ordinary Shares, at a price of US$4.00 per share for a total net proceeds, after deducting discounts, expenses allowance and expenses, of approximately US$11.48 million. On June 18, 2025, we closed the over-allotment option of our IPO of 487,500 Class A Ordinary Shares at a price of US$4.00 per share, pursuant to the full exercise of the over-allotment option by the underwriter, resulting in additional gross proceeds of approximately US$1.95 million. As a result, we raised aggregate net proceeds of US$13.26 million in the IPO, including the exercise of the over-allotment option, after deducting discounts, expenses allowance and expenses. Network 1 Financial Securities, Inc was the representative of the underwriters of our initial public offering.

We incurred approximately US$2.56 million in expenses in connection with our initial public offering, which included approximately US$1.12 million in underwriting discounts, approximately US$0.19 million in expenses paid to or for underwriters, and approximately US$1.25 million in other professional expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

There is no material change in the use of proceeds as described in the Registration Statement. We intend to use the remainder of the proceeds from the IPO for global expansion, talent acquisition and growth, digitalization and improvement of IT and further development of digital products, and working capital, capital towards diversification, corporate strengthening and other general corporate purposes, as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of March 31, 2024 and March 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—3.D. Risk Factors—If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

Our board of directors has determined that Tan Kim Han Raymond, an independent director and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the NYSE American rules. Each member of our audit committee satisfies the requirements of Section 303A of the Corporate Governance Rules of the NYSE American and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Item 16C. Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered Audit Alliance LLP, our independent registered public accounting firm, for the years indicated.

	2024	2025
	USD	USD

Services
Audit Fees(1)	260,000	120,000
Audit-Related Fees(2)	20,000	-
Tax Fees(3)	-	-
Other Fees(4)	-	-
Total	280,000	120,000

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the last two fiscal years for professional services rendered by our auditor for tax compliance, tax advice, and tax planning.

(4)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As an exempted company incorporated in the Cayman Islands and listed on NYSE American, we are subject to corporate governance listing standards of NYSE American. However, NYSE American rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE American corporate governance listing standards. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of NYSE American practices applicable to U.S. companies, such as having a majority of independent directors, establishing a compensation committee and a nominating and corporate governance committee each composed of independent directors, and adopting corporate governance guidelines. The following is, among others, the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on NYSE American, and which difference is permitted by NYSE American rules for “foreign private issuers” such as us: we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 6-K upon the occurrence of specified significant events. See “Item 3. Key Information—3.D. Risk Factors——We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company. “

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy and procedures applicable to all directors, executive officers and employees of us and our subsidiaries, and certain of their family members and controlled entities, and have implemented processes for us that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NYSE American listing standards. Our insider trading policy prohibits insider trading when a person covered by the policy is aware of material nonpublic information and restricts trading in our securities during predetermined blackout periods, among other things. In addition, our insider trading policy requires pre-clearance of transactions in our securities. The foregoing summary of our insider trading policy and procedures does not purport to be complete and is qualified by reference insider trading policy which is filed as Exhibit 11.3 to this Annual Report.

Item 16K. Cybersecurity

Risk Management and Strategy

Vantage Corp manages its cybersecurity risks via an Information Security Management System framework based on ISO. For instance, based on the ISO 27001 Risk Assessment Template, Vantage Corp identifies cybersecurity risks, determines their degree of significance, and sets priorities to enable an effective response. For a further discussion of Vantage Corp’s company-wide risk management, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — We could incur substantial costs as a result of data protection concerns or IT systems disruption or failure.” in this annual report.

As part of Vantage Corp’s cybersecurity risk management process, the IT team gathers information concerning cybersecurity-related trends and case examples relating to other companies from third parties such as governmental security agencies and software vendors, and monitors cyberattacks from external sources. Vantage Corp is able to learn promptly about problematic events that occur within the industry and puts the information to use to improve and implement cybersecurity measures for all its subsidiaries as necessary. Vantage Corp implements measures to address problems identified through these evaluations as needed, working to raise the level of security. Vantage Corp an ongoing process in place to monitor known access routes to its systems, block potential threats, and evaluate incidents as they are identified.

Similarly, in the area of product security for its software development group, the team promotes software security initiatives throughout the entire development and usage lifecycle of its products, including product development with security-by-design and multi-layered protection in mind, coupled with the collection and monitoring of threat and vulnerability information.

No material cybersecurity incident has occurred to Vantage Corp to date. However, despite the capabilities, processes, and other security measures we employ that we believe are designed to assess, identify, and mitigate the risk of cybersecurity incidents, we may not be aware of all vulnerabilities or might not accurately assess the risks of incidents, and such preventative measures cannot provide absolute security and may not be sufficient in all circumstances or mitigate all potential risks. For a further discussion of risks that may materially affect Vantage Corp if a cybersecurity threat materializes and other matters, see “Risk Factors” in this annual report.

Cybersecurity Governance

As part of the company-wide risk management process, Vantage Corp has established a governance subcommittee that includes members of the board of directors and audit board. The subcommittee discusses cybersecurity as one of the company-wide risks. Vantage Corp’s cybersecurity team is led by the Head of Information Technology and reports serious cybersecurity risks or incidents to the board of directors and the audit board as they arise. The Head of Information Technology is responsible for managing the cybersecurity risks and strategic processes described above, as well as overseeing the prevention, mitigation, detection, and remediation of cybersecurity incidents. Vantage Corp’s process for identifying, tracking and managing cybersecurity risks on a daily basis is primarily carried out by the cybersecurity team led by the Head of Information Technology. Cybersecurity incidents at Vantage Corp or Vantage Corp’s group companies or suppliers is reported to the cybersecurity team in a timely manner as it occurs and escalated to the Head of Information Technology according to the severity of the incident where an established system to take appropriate and prompt action to resolve incidents is deployed.

As of the date of this report, the Company has not encountered any cybersecurity incidents deemed material to the Company as a whole.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
2.1	Specimen Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
2.2	Representative’s Warrants issued on June 13, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on June 13, 2025)
2.3	Representative’s Warrants issued on June 18, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on June 18, 2025)
2.4*	Description of Securities

4.1	Underwriting Agreement dated June 11, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on June 13, 2025)
4.2	Form of Employment Agreement, by and between the Company and its executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
4.3	Acting-in-concert Deed of Confirmation by and among the Major Shareholders dated September 20, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
4.4	Acting-in-concert Deed of Confirmation by and among the Major Shareholders dated November 18, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
11.2	Corporate Governance Guidelines (incorporated by reference to Exhibit 99.7 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
11.3*	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Clawback Policy (incorporated by reference to Exhibit 99.8 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Vantage Corp (Singapore)

/s/ Andresian D’Rozario
Andresian D’Rozario
Chief Executive Officer and Director

Date: July 28, 2025

VANTAGE CORP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Vantage Corp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vantage Corp and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vantage Corp as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since September 2023.
Singapore
July 18, 2025 PCAOB ID Number 3487

VANTAGE CORP

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2025
	US$	US$

ASSETS
Current Assets
Cash and Cash Equivalents	16,607,536	5,948,806
Accounts Receivable, Net	4,747,576	3,766,357
Prepaid Expenses and Other Current Assets, Net	463,628	1,193,972
Total Current Assets	21,818,740	10,909,135

Non-Current Assets
Plant and Equipment, Net	40,183	108,746
Right-of-Use Assets	254,836	142,525
Total Non-Current Assets	295,019	251,271

TOTAL ASSETS	22,113,759	11,160,406

LIABILITIES
Current Liabilities
Lease Payable – Current	170,052	144,747
Accounts Payable	200,453	46,177
Accruals and Other Current Liabilities	5,503,081	3,873,327
Dividend Payable	6,950,392	5,101,002
Amount Due to a Director	513,224	-
Income Tax Payable	1,051,644	853,048
Total Current Liabilities	14,388,846	10,018,301

Non-Current Liabilities
Lease Payable – Non-Current	88,426	981
Deferred Tax Liabilities	1,665	1,325
Dividend Payable	-	1,500,000
Total Non-Current Liabilities	90,091	1,502,306

TOTAL LIABILITIES	14,478,937	11,520,607

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.001 par value, 25,000,000 shares authorized, 7,633,620 issued and outstanding at March 31, 2025	-	7,634
Ordinary shares, Class B, US$0.001 par value, 25,000,000 shares authorized, 1 issued and outstanding (*less than $1) at March 31, 2024, 20,366,380 issued and outstanding at March 31, 2025	*-	20,366
Additional paid-in capital	493,994	-
Retained Earnings / (Accumulated Deficit)	7,141,113	(865,997)
Merger Reserve	-	504,549
Accumulated Other Comprehensive Loss	(285)	(26,753)
Total Shareholders’ Equity (Deficit)	7,634,822	(360,201)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,113,759	11,160,406

The accompanying notes are an integral part of these consolidated financial statements.

VANTAGE CORP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended March 31,
	2023	2024	2025
	US$	US$	US$

Revenue	23,986,146	19,999,294	18,659,141
Cost of Revenue (exclusive of depreciation and amortization shown separately below)	(15,176,026)	(10,560,766)	(10,044,402)
Gross Profit	8,810,120	9,438,528	8,614,739
Operating Expenses:
Selling and Marketing Expenses	780,758	1,063,533	1,130,799
Depreciation and Amortization	167,612	175,488	272,734
General and Administrative Expenses	1,557,081	2,361,763	2,798,028
Total Operating Expenses	2,505,451	3,600,784	4,201,561
Income from Operations	6,304,669	5,837,744	4,413,178
Other Income (Expense):
Government Grants	219,314	20,865	16,063
Other Income	501,211	150,653	251,895
Interest Expenses	(3,873)	(9,267)	(12,325)
Total Other Income	716,652	162,251	255,633
Income before Tax Expense	7,021,321	5,999,995	4,668,811
Income Tax Expense	(1,159,765)	(1,045,511)	(825,926)
Net Income	5,861,556	4,954,484	3,842,885
Other Comprehensive Income
Foreign currency translation loss, net of taxes	-	(285)	(26,468)
Total Comprehensive Income	5,861,556	4,954,199	3,816,417

Earnings Per Share Attributable to Weighted Average Number of Outstanding Ordinary Shares
Basic and Diluted	0.21	0.17	0.14

Weighted Average Number of Outstanding Ordinary Shares
Basic and Diluted	28,000,000 *	28,000,000 *	28,000,000

*	Retroactively presented for 28,000,000 ordinary shares issued in preparation of the Company’s initial public offering

The accompanying notes are an integral part of these consolidated financial statements.

VANTAGE CORP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares, Class A		Ordinary Shares, Class B		Additional paid-in	Retained Earnings	Merger	Accumulated Other
	Shares Outstanding	Par Value US$	Shares Outstanding	Par Value US$	Capital US$	(Accumulated Deficit) US$	Reserve US$	Comprehensive Loss US$	Total US$
Balance as of April 1, 2022	-	-	1	-	357,889	5,511,920	-	-	5,869,809

Net income, representing Comprehensive Income	-	-	-	-	-	5,861,556	-	-	5,861,556
Dividend Declared	-	-	-	-	-	(1,881,525)	-	-	(1,881,525)
Balance as of March 31, 2023	-	-	1	-	357,889	9,491,951	-	-	9,849,840

Issuance of ordinary shares	-	-	-	-	136,105	-	-	-	136,105
Net income, representing Comprehensive Income	-	-	-	-	-	4,954,484	-	(285)	4,954,199
Dividend Declared	-	-	-	-	-	(7,305,322)	-	-	(7,305,322)
Balance as of March 31, 2024	-	-	1	-	493,994	7,141,113	-	(285)	7,634,822
Issuance of ordinary shares arising from business reorganization	7,633,620	7,634	20,366,379	20,366	(493,994)	-	504,549	-	38,555
Net income, representing Comprehensive Income	-	-	-	-	-	3,842,885	-	(26,468)	3,816,417
Dividend Declared	-	-	-	-	-	(11,849,995)	-	-	(11,849,995)
Balance as of March 31, 2025	7,633,620	7,634	20,366,380	20,366	-	(865,997)	504,549	(26,753)	(360,201)

The accompanying notes are an integral part of these consolidated financial statements.

VANTAGE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2023	2024	2025
	US$	US$	US$

Cash Flows From Operating Activities
Net Income	5,861,556	4,954,484	3,842,885
Adjustments:
Depreciation and Amortization	167,612	175,488	272,734
Write back of Allowance for Credit Loss on Accounts Receivable	(66,707)	(153,894)	(131,566)
Expected Credit Loss on Accounts Receivable	108,076	236,853	99,263
Unrealised Foreign Exchange Loss	(7,311)	-	(631)
Changes in Operating Assets and Liabilities:
Accounts Receivable	(1,914,217)	(37,965)	1,013,522
Prepaid Expenses and Other Current Assets	(44,103)	(145,565)	(1,003,294)
Accounts Payable	22,331	171,644	(154,276)
Accruals and Other Current Liabilities	7,911,882	(5,035,950)	(1,629,890)
Operating Lease Assets and Liabilities, net	(152,262)	(160,335)	(214,650)
Income Tax Payable	994,188	(178,024)	(198,936)
Net Cash Provided by (Used in) Operating Activities	12,881,045	(173,264)	1,895,161

Cash Flows From Investing Activity
Purchases of Plant and Equipment	(9,489)	(36,855)	(126,455)
Cash Used In Investing Activity	(9,489)	(36,855)	(126,455)

Cash Flows From Financing Activities
Dividend Paid	(819,902)	(2,100,309)	(11,424,665)
Repayment of Due to a Director	(6,056)	(34,664)	(513,224)
Deferred IPO costs	-	(213,860)	(501,770)
Proceeds from issuance of ordinary share	-	136,105	11,966
Net Cash Used in Financing Activities	(825,958)	(2,212,728)	(12,427,693)

Net Change In Cash and Cash Equivalents	12,045,598	(2,422,847)	(10,658,987)
Cash and Cash Equivalents as of Beginning of the Year	6,985,070	19,030,668	16,607,536
Effects on currency translation on Cash and Cash Equivalents	-	(285)	257
Cash and Cash Equivalents as of the End of the Year	19,030,668	16,607,536	5,948,806

Supplementary Cash Flows Information
Cash Paid for Taxes	(165,577)	(1,223,534)	(1,024,862)

The accompanying notes are an integral part of these consolidated financial statements.

VANTAGE CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Vantage Corp (“Vantage Cayman”) is an exempted company incorporated on April 2, 2024, under the laws of the Cayman Islands. The Company, through its subsidiaries, earns broking commissions based on the value of freight, hire, or assets. For broking services, commissions are earned either as a percentage of the underlying contract value or as a fixed fee per contract. Vantage Corp and its subsidiaries are collectively referred to as the “Company.”

Our brokers act as intermediaries between shipping principals, facilitating transactions across global maritime markets. With deep industry expertise, extensive experience, and a robust support structure, our teams enable successful chartering arrangements. We connect charterers with cargo to move and vessel owners with the capacity to transport it, helping both parties negotiate the terms of a voyage charter, time charter, or contract of affreightment—including freight or hire rates. Our broking teams operate across all major shipping markets and global maritime hubs.

Reorganization

The Company began the business operations since April 1, 2012 when Vantage Shipbrokers Pte Ltd (“Vantage Singapore”) was incorporated in Singapore on May 12, 2011 and Vantage Nexus Commercial Brokers Co. L.L.C. (“Vantage Dubai”) was incorporated in Dubai on June 20, 2023 respectively. As part of the Reorganization for the purpose of the listing, Vantage (BVI) Corporation (“Vantage BVI”), was incorporated in the British Virgin Islands on April 2, 2024.

The Reorganization was completed on November 28, 2024. The Reorganization involved the transfer of 100% of the equity interests in Vantage Singapore and Vantage Dubai from its original shareholders Andresian D’Rozario, Francis Junior James, Ho Ying Keat Lowell, Randy Yong Choon Hong and Quah Choong Hua in Vantage Singapore and Andresian D’Rozario, Randy Yong Choon Hong and Quah Choong Hua in Vantage Dubai to Vantage BVI. Subsequently, 100% of the equity interests in Vantage BVI was transferred to the Company, Vantage Cayman. Consequently, Vantage Cayman became the holding company of all the entities mentioned above and result in a change in the reporting entity from Vantage Singapore and Vantage Dubai to Vantage Cayman.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same 3 controlling shareholders of Vantage Shipbrokers Pte. Ltd. and same 3 controlling shareholders of Vantage Nexus Commercial Brokers Co. L.L.C. controlled all these entities before and after the Reorganization. Vantage BVI owned 100.00% equity interest in all these entities before the Reorganization and owns more than 50% equity interest in all these entities through Vantage Corp after the Reorganization.

In a transaction that is considered to be a transfer of net assets or exchange of equity interest between entities under common control, the receiving entity reflects the transfer as a change in the reporting entity on a retrospective basis. ASC 805-50-30-5 applies to transfers of net assets or exchange of equity interest between entities under common control and requires the receiving entity to reflect the transfer in a manner similar to a pooling of interests. A pooling of interests was the method of accounting for the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions (transfer of net assets or exchange of equity interest) had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. The assets and liabilities and results of operations for the periods presented comprise those of the previously separate entities audit fed from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – CONTINUED

Reorganization..cont’d

The consolidated financial statements of the Company include the following entities:

The Reorganization was completed on November 28, 2024, and the final group structure upon completion of the Reorganization comprises the following companies:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Vantage Corp	April 2, 2024	100%	Cayman Islands	Holding Business

Vantage (BVI) Corporation	April 2, 2024	100%	British Virgin Islands	Holding Business

Vantage Shipbrokers Pte. Ltd.	May 12, 2011	100%	Singapore	Ship Broking Services

Vantage Nexus Commercial Brokers Co. L.L.C	June 20, 2023	100%	Dubai	Commercial Brokers

On June 13, 2025, the Company completed the Initial Public Offering (“IPO”) of 3,250,000 Class A Ordinary Shares on NYSE American, at a public offering price of US$4.00 per share, for total gross proceeds of US$13.0 million. The Ordinary Shares were previously approved for listing on NYSE American on June 11, 2025 and commenced trading under the ticker symbol “VNTG” on June 12, 2025.

On June 13, 2025, the Company also issued warrants to the Representative and its affiliates, which are exercisable during the period commencing from the date of issuance and expiring five years from the commencement of sales of the Class A Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of up to 162,500 Class A Ordinary Shares at a per share price of $5.00.

On June 18, 2025, the Company closed the sale of an additional 487,500 Class A Ordinary Shares of the Company, pursuant to the full exercise of the underwriter’s over-allotment option granted in connection with the Company’s IPO, at the IPO price of US$4.00 per share and also issued warrants to the Representative and its affiliates, which are exercisable during the period commencing from the date of issuance and expiring five years from the commencement of sales of the Class A Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of up to 24,375 Class A Ordinary Shares at a per share price of $5.00.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements as of March 31, 2024 and 2025. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

(c) Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for credit loss on accounts and other receivables, assumptions used in assessing right-of-use assets, impairment of plant and equipment and deferred tax valuation allowance.

Actual results could differ from these estimates.

(d) Risks and uncertainties

The main operations of the Company are in Singapore and Dubai. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore and Dubai, as well as by the general state of the economy in Singapore and Dubai. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore and Dubai. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

(e) Foreign currency translation and transaction

The consolidated financial statements are presented in U.S. dollars (“US$”), which is the Company’s reporting currency. The functional currency of Vantage Cayman, Vantage BVI, and Vantage Singapore is the U.S. dollar (“US$”). The functional currency of Vantage Nexus Commercial Brokers Co. L.L.C. (Dubai) is the Emirati Dirham (AED).

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the statements of operations and comprehensive income as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the statements of operations and comprehensive income as other income (other expenses).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The value of foreign currency including, the Singapore dollar (“S$”) and Emirati Dirham (“AED”), may fluctuate against the US$. Any significant variations of the aforementioned currency relative to the Singapore dollar may materially affect the Company’s financial condition in terms of reporting in US$. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	As of March 31,
	2024	2025

US$ to S$ Year End	1.3496	1.3410
US$ to S$ Average Rate	1.3456	1.3385
US$ to AED Year End	3.6731	3.6727
US$ to AED Average Rate	3.6734	3.6734

(f) Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, other current assets, financial instruments, leases payable, accounts payables, amount due to directors, accruals and other current liabilities are financial assets and liabilities. Cash and cash equivalents, accounts receivable, other current assets, accounts payables, amount due to directors, accruals and other current liabilities are subject to fair value measurement; however, because of their being short term in nature, management believes their carrying values approximate their fair value. The Company accounts for lease payables at amortized cost and has elected not to account for them under the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(g) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. The Company maintains all its bank accounts in Singapore.

(i) Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balance.

(j) Plant and equipment, net

Plant and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Estimated useful lives

Computers	3-5 years
Furniture and fittings	5 years
Office equipment	5 years
Renovation	5 years

Expenditures for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditures for major renewals and betterments that substantially extend the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(k) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of March 31, 2024 and 2025.

(l) Dividend policy

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Class A Ordinary Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

(m) Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(n) Merger reserve

In a business combination under common control, any difference between the consideration paid and the carrying amounts of assets and liabilities received is presented as a change within equity and recorded under merger reserve.

(o) Deferred IPO costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of March 31, 2024 and 2025, the Company capitalized US$213,860 and US$715,630 of deferred offering costs, respectively. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(p) Revenue Recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company currently generates its revenue from the following main sources:

Revenue from ship broking services provided

Ship broking revenue consists of commission receivable and is predominantly recognised at a point in time. The point in time is deemed to be when the underlying parties to the transaction have completed their respective obligations and successfully fulfilled the contract between them as brokered and overseen by the Company.

The transaction price is fixed and determined with reference to the contracted commission rate for the broker. Broking revenue contracts vary, with certain contracts having a single performance obligation and others, containing multiple performance obligations. In the case of single performance obligation contracts, the transaction is allocated wholly against that performance obligation. In the case of multiple performance obligation contracts, the transaction price is allocated with reference to the agreed stages of completion in the underlying contract. The price for such stages is agreed between the underlying counterparties and the Company’s commission is derived as a percentage of this. The stage of completion is deemed a reasonable proxy for the allocation of the total consideration transaction price to performance obligations in the contract. Time charter commission revenue is recognised over time in line with the period of time for which the vessel is being chartered, which is deemed to be the most faithful representation of the service provided over the period of the contract. The transaction price is apportioned evenly over the life of the charter per the contract. Sale of vessel commissions are recognised when the services have been performed.

(q) Cost of revenue

Cost of revenue mainly consists of front-end payroll, employee benefits and commission fee.

(r) Selling and marketing expenses

Selling and marketing expenses mainly consist of entertainment, transportation and travelling expenses.

(s) General and administrative expenses

General and administrative expenses mainly consist of back-end payroll, employee benefits, office supplies and upkeep expenses, legal and professional fees and other miscellaneous administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(t) Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. The grants received were US$16,063 and US$20,865 and US$219,314 for the years ended March 31, 2025, 2024 and 2023, respectively from the Singapore Government.

(u) Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to cost of revenue and general and administrative expenses in the accompanying statements of operations as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the employees’ relevant income based on their ages and wages level.

(v) Operating leases

Effective from April 1, 2019, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the balance sheet a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as an expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

(w) Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(w) Income taxes - Continued

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of operations and comprehensive income for the years ended March 31, 2023, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(x) Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(y) Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that contractual sale restrictions are not considered in measuring fair value of equity securities and requires additional disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted the ASU on April 1, 2024. The additional required disclosures did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures (Topic 280). The standard requires incremental disclosures related to reportable segments, including disaggregated expense information and the title and position of the company’s chief operating decision maker (“CODM”), as identified for purposes of segment determination. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Entities must adopt the changes to the segment reporting guidance on a retrospective basis. The Company adopted the ASU on April 1, 2024. The additional required disclosures did not have a material impact on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for public companies for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on our consolidated financial statements and does not expect materials impact to its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(y) Recent accounting pronouncements – continued

In March 2024, the FASB issued ASU 2024-02 Codification Improvements – Amendments to Remove References to the Concepts Statements. This ASU amends the ASC by removing references to various FASB Concepts Statements to simplify the ASC and draw a distinction between authoritative and non-authoritative literature. The amendments in this update apply to all reporting entities within the scope of the affected accounting guidance and are effective for public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures. This ASU requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. ASU 2024-03 should be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of March 31,
	2024	2025
	US$	US$

Accounts receivable	5,029,174	4,015,652
Less : Allowance for credit loss	(281,598)	(249,295)
Accounts receivable, net	4,747,576	3,766,357

The movements in the allowance for credit loss for the years ended March 31, 2024 and 2025 were as follows:

	As of March 31,
	2024	2025
	US$	US$

Balance at beginning of year	787,097	281,598
Provision during the year	236,853	99,263
Written off during the year	(588,458)	-
Reversal during the year	(153,894)	(131,566)
Balance at end of year	281,598	249,295

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	ACCOUNTS RECEIVABLE, NET – CONTINUED

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for credit loss, based on the invoice date is as follows:

	As of March 31,
	2024	2025
	US$	US$

Within 30 days	2,519,965	2,257,925
Between 31 and 60 days	1,054,537	268,122
Between 61 days and 90 days	227,831	325,661
More than 90 days	945,243	914,649
	4,747,576	3,766,357

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2024	2025
	US$	US$

Deposits	71,161	188,277
GST receivables	33,424	36,649
Prepaid expenses	145,183	253,416
Deferred initial public offering (“IPO’’) costs	213,860	715,630
	463,628	1,193,972

5. PLANT AND EQUIPMENT, NET

	As of March 31,
	2024	2025
	US$	US$

Computers	207,481	224,302
Renovation	85,257	170,009
Office equipment	40,593	47,270
Furniture and fittings	27,193	45,398
Subtotal	360,524	486,979
Less : Accumulated depreciation	(320,341)	(378,233)
Plant and equipment, net	40,183	108,746

Depreciation expenses were US$57,892, US$21,290 and US$28,632 for the year ended March 31, 2025, 2024 and 2023 respectively. Depreciation expense was included under depreciation and amortization in the statement of operations and comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. RIGHT-OF-USE (“ROU”) ASSETS AND LEASE PAYABLE

The right-of-use assets relate to leases of office premise. The Company recognized operating lease ROU assets and lease liabilities as follows:

	As of March 31,
	2024	2025
	US$	US$

Right-of-use asset	341,891	443,791
Less : Accumulated amortization	(87,055)	(301,266)
Right-of-use asset, net	254,836	142,525

Amortization expenses were US$214,842, US$154,198 and US$138,980 for the year ended March 31, 2025, 2024 and 2023 respectively. Amortization expense was included under the depreciation and amortization in the statement of operations and comprehensive income.

	As of March 31,
	2024	2025
	US$	US$

Operating lease liabilities
Current portion	170,052	144,747
Non-current portion	88,426	981
Total	258,478	145,728

The following summarizes other supplemental information about the Company’s operating lease as of March 31, 2025:

Weighted average discount rate	5.25%
Weight average remaining lease term (years)	0.72 years

7. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of March 31,
	2024	2025
	US$	US$

Accrued bonus and salaries	5,104,554	2,956,825
Other accruals	172,837	538,078
Advance from customer	225,690	378,424
	5,503,081	3,873,327

8. AMOUNT DUE TO A DIRECTOR

The amount due to a director is unsecured, interest-free and was fully repaid during the year.

9. DEFERRED TAX LIABILITIES

	As of March 31,
	2024	2025
	US$	US$

Deferred tax liabilities	1,665	1,325

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	DEFERRED TAX LIABILITIES – CONTINUED

Following are the major deferred tax assets and liabilities recognized by the Company:

	Plant and Equipment	Total
	US$	US$

As of April 1, 2023	2,290	2,290
Recognized in statements of income	(625)	(625)
As of March 31, 2024	1,665	1,665
Recognized in statements of income	(340)	(340)
As of March 31, 2025	1,325	1,325

Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax laws or rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Liabilities are established for uncertain tax positions expected to be taken in income tax returns when such positions are judged to meet the “more-likely-than-not” threshold based on the technical merits of the position.

Under the current tax law in Singapore, the Company is and will be subjected to the enterprise income tax rate of 17%.

10. SHAREHOLDERS’ EQUITY

Ordinary Shares

Vantage Corp was established under the laws of Cayman Islands on April 02, 2024. The original authorized share capital of the Company was US$50,000 divided into 25,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, par value US$0.001 per share.

The Company issued nil and 7,633,620 Class A Ordinary Shares, which were outstanding as of March 31, 2024 and 2025, respectively.

The Company issued 1 and 20,366,380 Class B Ordinary Shares, which were outstanding as of March 31, 2024 and 2025, respectively.

11. REVENUE BY SERVICE

	For the Years Ended March 31,
	2023	2024	2025
	US$	US$	US$

Revenue from ship broking services	23,986,146	19,999,294	18,659,141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	REVENUE BY SERVICE – CONTINUED

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the Years Ended March 31,
	2023	2024	2025
	US$	US$	US$

Point in time	22,931,243	18,527,513	15,841,178
Over time	1,054,903	1,471,781	2,717,963
Revenue from ship broking services	23,986,146	19,999,294	18,659,141

The following tables present summary information of operations by geographical area for the years ended March 31, 2023, 2024 and 2025.

	For the Year Ended March 31, 2025
	Singapore	Dubai	Total
	US$	US$	US$

Freight commission	15,956,382	502,087	16,458,469
Demurrage commission	1,412,551	18,163	1,430,714
Deviation and other commission	311,776	8,182	319,958
Sale of vessel commission	450,000	-	450,000
Total	18,130,709	528,432	18,659,141

	For the Year Ended March 31, 2024
	Singapore	Dubai	Total
	US$	US$	US$

Freight commission	17,817,281	144,417	17,961,698
Demurrage commission	1,626,894	1,403	1,628,297
Deviation and other commission	409,299	-	409,299
Total	19,853,474	145,820	19,999,294

	For the Year Ended March 31, 2023
	Singapore	Dubai	Total
	US$	US$	US$

Freight commission	22,246,934	-	22,246,934
Demurrage commission	1,197,918	-	1,197,918
Deviation and other commission	283,794	-	283,794
Sale of vessel commission	257,500	-	257,500
Total	23,986,146	-	23,986,146

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM is the Chief Executive Officer. Management, including the CODM, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has divided the services into five divisions and determined that it has four operating segments as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Freight commission
2.	Demurrage commission
3.	Deviation and other commission
4.	Sales of vessel commission

All assets and operations of the Company are in Singapore and Dubai.

12. INCOME TAX EXPENSES

The Company is subject to taxes in the jurisdictions in which it operates, as follows:

Dubai

On January 16, 2023, the Ministry of Finance introduced a 9% federal corporate tax regime for the first time in the UAE to be applied on the adjusted accounting net profits of a business above AED 375,000, which came into effect on June 1, 2023. Vantage Dubai is not currently subject to corporate income tax in the UAE as its net profits do not currently meet the AED 375,000 threshold.

Singapore

Vantage Shipbrokers Pte. Ltd. is operating in Singapore and is subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The income tax provision consists of the following components:

	For the Years Ended March 31,
	2023	2024	2025
	US$	US$	US$

Current income tax	1,229,043	1,051,644	853,048
Over provision of current taxation in respect of prior year	(68,478)	(5,508)	(26,782)
Deferred income tax	(800)	(625)	(340)
	1,159,765	1,045,511	825,926

The reconciliation of total income tax rate to the effective income tax rate based on income before income taxes for the years ended Mar 31, 2023, 2024 and 2025 are as follows:

	For the Years Ended March 31,
	2023	2024	2025
	US$	US$	US$

Income before tax expenses:	7,021,321	5,999,995	4,668,811

Tax at the domestic income tax rate	1,193,625	1,019,999	793,698
Tax effect of expenses that are not deductible in determining taxable profit	26,172	26,989	51,953
Non-taxable income	(11,340)	(26,850)	(21,389)
Current year loss for which deferred tax asset is not recognized	-	19,080	-
Tax exemption	(12,685)	(12,959)	(15,052)
Overprovision current taxation in respect of prior year	(68,478)	(5,508)	(26,782)
Under/(Over) provision of deferred tax assets for prior year	226	(102)	-
Change in valuation allowance	-	-	43,498
Others	32,245	24,862	-
	1,159,765	1,045,511	825,926

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. OTHER INCOME

	For the Years Ended March 31,
	2023	2024	2025
	US$	US$	US$

Interest income	635	4,000	2,753
Fixed deposit interest	114,437	146,653	23,077
Gain in foreign exchange	386,139	-	-
Forfeited customer advances	-	-	226,065
	501,211	150,653	251,895

14. RELATED PARTY TRANSACTIONS

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the Company’s transactions and arrangements are with related parties and the effect of these on the basis determined between parties is reflected in these consolidated financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS – CONTINUED

The following transactions took place between the Company and its related parties during the year:

	For the Years Ended March 31,
	2023	2024	2025
	US$	US$	US$

Repayment of amount due to director	547,888	513,224	-
Directors’ CPF contribution	66,219	47,925	65,648
Directors’ Remuneration	3,658,223	1,547,698	1,863,168

Other than the above-mentioned disclosure, the Company has no other significant or material related party transactions during the years presented.

15. DIVIDENDS

On March 31, 2024, prior to the reorganisation and the Company’s initial public offering, our subsidiary Vantage Shipbrokers Pte. Ltd. declared interim dividends totaling US$354,930 payable to its then controlling shareholders of which US$136,146 was offset against amount due from directors and US$218,784 was paid on October 3, 2023 and interim dividends totaling US$6,950,392 payable to its then controlling shareholders on April 23, 2024.

On March 31, 2025, prior to the reorganisation and the Company’s initial public offering, our subsidiary Vantage Shipbrokers Pte. Ltd. declared interim dividends totaling US$11,849,995 payable to its then controlling shareholders of which US$774,720 was offset against amount due from directors and US$4,474,273 was paid on February 22, 2025.

	For the Year Ended March 31,
	2024	2025
	US$	US$

Dividends on ordinary shares proposed:
-Interim tax-exempt (one-tier) dividends for 2024 and 2025	7,305,322	11,849,995

16. CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the customers. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company established an allowance for credit loss primarily based upon the factors surrounding the credit risk of specific customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	CONCENTRATION OF RISKS – CONTINUED

Concentration of customers

Two customers consisted of more than 10% of accounts receivable as of March 31, 2025. One of these customers subsequently settled their outstanding balance in full after the financial year-end.

None of the customers consisted of more than 10% of accounts receivable as of March 31, 2023 and 2024.

None of the customers contributed more than 10% of revenue for the years ended March 31, 2023, 2024 and 2025.

Concentration of vendors

As of March 31, 2025, four vendors, E, J, K and L accounted for 28%, 23%, 35% and 12% of the Company’s accounts payable, respectively. Vendor E & K provide services, facilitating the smooth execution of contracts between the ship owner and our company. These services are governed by formal agreements that outline the terms, scope of work, and payment conditions. Charges are based on the actual services rendered under these agreements. The total amount to be paid for the services provided by Vendor E is USD13,100 and Vendor K is USD15,972 and the payments are due upon receiving commission revenue from the client. We are not substantially dependent on E & K vendors since it accounted for only 0.35% and 0.25% of our cost of revenue for the year ended March 31, 2025.

For the year ended March 31, 2025, the total commissions expense was US$676,312. Two vendors E and K accounted for 5% and 4% of total commission expenses, respectively.

As of March 31, 2024, two vendors, E, F accounted for 57.7% and 11% of the Company’s account payables, respectively. Vendor E provides services, facilitating the smooth execution of contracts between the ship owner and our company. This arrangement is based on invoices rather than a formal agreement, with charges corresponding to the work performed. The total amount to be paid for the services provided by Vendor E is USD115,595 and the payment is due upon receiving commission revenue from the client. We are not substantially dependent on this vendor since it accounted for only 1.9% of our cost of revenue for the year ended March 31, 2024.

For the year ended March 31, 2024, the total commissions expense was US$249,280. Two vendors E and A accounted for 46.4% and 24.8% of total commission expenses, respectively.

As of March 31, 2023, three vendors, A, B and C accounted for 68.1%, 13.2% and 12.9% of the Company’s accounts payable, respectively. Vendor A provides services, facilitating the smooth execution of contracts between the ship owner and our company. This arrangement is based on invoices rather than a formal agreement, with charges corresponding to the work performed. The total amount to be paid for the services provided by Vendor A is USD19,626 and the payment is due upon receiving commission revenue from the client. We are not substantially dependent on this vendor since it accounted for only 0.2% of our cost of revenue for the year ended March 31, 2023.

For the year ended March 31, 2023, the total commissions expense was US$486,084. Two vendors D and A accounted for 26.5% and 19.4% of total commission expenses, respectively.

The commissions expense is included under the line item “Cost of Revenue” on our income statement.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments), financial instrument and cash and bank deposits presented on the balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	CONCENTRATION OF RISKS – CONTINUED

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its cash and cash equivalents. The Company does not expect any significant effect on the Company’s profit and loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the financial year.

Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

Geopolitical Uncertainty in the Middle East and Europe

The ongoing geopolitical instability in parts of the Middle East and Europe, including the conflict in Ukraine and tensions in surrounding regions, has introduced significant volatility in global markets, energy prices, and supply chains. In particular, disruptions to oil and gas supplies, increased shipping costs, and potential sanctions or export restrictions may affect the availability and cost of materials or services critical to our operations. These developments may also contribute to inflationary pressures and foreign exchange volatility in our key markets.

While we do not currently have operations in directly affected territories, these macroeconomic and geopolitical uncertainties may indirectly impact customer demand, investment decisions, or logistical efficiency. We continue to monitor these risks and assess contingency plans as necessary. Any prolonged escalation of conflict or economic instability in these regions could have a material adverse effect on our business, financial condition, or results of operations.

There is still significant uncertainty regarding the future development of global conditions, particularly in relation to ongoing geopolitical instability in the Middle East and Europe. As of the date these consolidated financial statements were approved, the global situation remains fluid. Management is closely monitoring the Company’s business activities and has taken appropriate measures to ensure that the Company maintains sufficient working capital to meet all its obligations.

The potential impact on the Company’s results of operations for 2026 will also depend on the broader economic effects of these geopolitical uncertainties, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2026.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2024 and 2025 and through the issuance date of these consolidated financial statements.

As of March 31, 2024 and 2025, the Company has no material commitments or contingencies.

18. SUBSEQUENT EVENTS

The Company has assessed all subsequent events through the date that the consolidated financial statements were issued, there are no further material subsequent events that require disclosure in these consolidated financial statements other than as follows:

On June 13, 2025, the Company completed the Initial Public Offering (“IPO”) of 3,250,000 Class A Ordinary Shares on NYSE American, at a public offering price of US$4.00 per share, for total gross proceeds of US$13.0 million. The Ordinary Shares were previously approved for listing on NYSE American on June 11, 2025 and commenced trading under the ticker symbol “VNTG” on June 12, 2025.

On June 13, 2025, the Company also issued warrants to the Representative and its affiliates, which are exercisable during the period commencing from the date of issuance and expiring five years from the commencement of sales of the Class A Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of up to 162,500 Class A Ordinary Shares at a per share price of $5.00.

On June 18, 2025, the Company closed the sale of an additional 487,500 Class A Ordinary Shares of the Company, pursuant to the full exercise of the underwriter’s over-allotment option granted in connection with the Company’s IPO, at the IPO price of US$4.00 per share and also issued warrants to the Representative and its affiliates, which are exercisable during the period commencing from the date of issuance and expiring five years from the commencement of sales of the Class A Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of up to 24,375 Class A Ordinary Shares at a per share price of $5.00.

