Form 20-F
period 2026-03-31
Vantage Corp (Singapore)
filed 2026-07-27
CIK 2027160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Andresian D’Rozario, Chief Executive Officer #07-07, Level 7, 51 Cuppage Road Singapore 229469 +65 6737 2221
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.001 per share	VNTG	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,983,121 Ordinary Shares, consisting of 10,616,741 Class A Ordinary Shares and 20,366,380 Class B Ordinary Shares as of March 31, 2026.

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

3.D. Risk Factors

Risks Related to Our Business and Industry

We may continue to incur losses in the future.

Our future profitability will depend on our ability to generate sufficient revenue to offset our operating expenses. We expect our operating expenses, including the ongoing costs associated with operating as a publicly listed company following our initial public offering in June 2025 (the “IPO”), as well as expenses associated with integrating and expanding our recently acquired businesses, to remain elevated as we continue to grow our operations, enhance our service offerings, invest in technology and pursue strategic growth initiatives. These efforts may prove more costly than we currently anticipate, and we may not be able to increase our revenue sufficiently to offset these increased costs.

Accordingly, we may continue to incur net losses or experience fluctuations in our operating results and may be unable to achieve or maintain profitability on a quarterly or annual basis. If we fail to increase our revenues, realize the anticipated benefits of our acquisitions, effectively integrate the acquired businesses or successfully manage our operating costs, our business, financial condition, results of operations and prospects could be materially and adversely affected.

There is no assurance that our future expansion and other growth plans will be successful.

As part of our growth strategy, we have expanded our global presence through acquisitions and continue to pursue opportunities through joint ventures, acquisitions, strategic alliances, investments and the establishment or expansion of subsidiaries and operations in various jurisdictions. We currently maintain operations and subsidiaries in Singapore, the United Arab Emirates (the “UAE”), Hong Kong and Shanghai in the People’s Republic of China (the “PRC”), with our presence in Singapore, Hong Kong and Shanghai expanded through acquisitions completed during fiscal year 2026.

As such, we may be subject to risks related to the expansion of our Group such as, among others:

●	the availability of sufficient funds;

●	difficulties arising from operating a significantly larger and more complex organization;

●	difficulties in entering new businesses lines with which we have limited or no prior experience;

●	difficulties in integrating the assets and the business operations of acquired or newly established subsidiaries cohesively;

●	failure to realize expected profitability or growth;

●	failure to realize expected synergies and cost savings; and

●	unforeseen legal, regulatory, contractual, labor or other issues, whether in Singapore, UAE, Hong Kong, the PRC or elsewhere

We may also enter new geographic markets such as Houston and Geneva depending on the demand for our services as well as opportunities for growth. Overseas expansion involves numerous risks, including but not limited to legal and regulatory risks and financial costs. We cannot assure you that our operations in new geographic markets will be profitable. In addition to the above, geographic expansion will require substantial management dedication and efforts which may require significant additional expenditures. The successful implementation of our growth strategies depends on a variety of factors including our ability to hire and retain key management personnel, negotiate attractive terms for such acquisitions or expansions that may command high valuations, and obtain sufficient financing for our capital expenditures. There is no assurance that we will be able to obtain the required financing or that we will continue to have sufficient cash flow to fund our Group’s expansion. Even if management takes all precautions there is no certainty that all due diligence will create effective synergies that would be anticipated with growth. The above-mentioned challenges associated with our growth plans may place increased demands on our management and on our operational systems and other resources and could also increase our exposure to unanticipated risks and liabilities.

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

We may not realize the anticipated benefits from our recent acquisitions, and integration may disrupt our business.

The acquisitions of PJ Marine Singapore Pte. Ltd., PJ Marine Shanghai Co., Ltd., and Peijun Marine Consultant Co., Limited are intended to expand our petrochemicals, sale and purchase, and regional shipbroking capabilities and to create a tri-hub model across Asia. Realizing the expected strategic, operational and financial benefits from these transactions depends on successfully integrating the acquired businesses into our operations, aligning commercial strategies, retaining key personnel and clients, consolidating systems and processes, and achieving projected synergies. Integration efforts may divert management attention and resources from our existing operations, and we may encounter unforeseen difficulties, including cultural differences, inconsistent operating practices, incompatible information systems, and unanticipated liabilities. If integration is slower, more costly, or less effective than expected, the acquisitions may not produce the anticipated revenue growth, cost savings or margin improvements, which could materially and adversely affect our business, results of operations and financial condition.

The historical financial performance of the acquired companies may not be indicative of future results.

Based on the historical fiscal 2024 financial results of the acquired companies, we estimated that the acquisitions could contribute approximately US$3.5 million in annual revenue with an overall net profit margin of approximately 22.3%. However, the historical financial performance of the acquired businesses may not be indicative of their future operating results under our ownership. Future performance may differ due to changes in market conditions, customer relationships, competitive dynamics, cost structures, integration activities and other operational factors.

In addition, the historical financial statements of the acquired businesses may have been prepared under accounting policies or reporting practices that differ from those applied by the Company. Post-acquisition purchase accounting adjustments, integration costs or previously unidentified liabilities may also reduce the expected financial benefits of the acquisitions. If the acquired businesses do not perform as anticipated, our consolidated financial condition, results of operations and cash flows could be materially and adversely affected.

Our goodwill and identifiable intangible assets may become impaired.

As a result of the acquisitions completed during fiscal year 2026, we recorded goodwill and identifiable intangible assets on our consolidated balance sheet. The recoverability of these assets depends on the future operating performance of the acquired businesses and management’s assumptions regarding future cash flows.

If the acquired businesses fail to perform as expected, anticipated synergies are not realized, market conditions deteriorate or other events indicate that the carrying value of these assets may not be recoverable, we may be required to recognize impairment charges. Any such impairment could materially and adversely affect our financial condition, results of operations and shareholders’ equity.

Cross-border regulatory, political and operational risks associated with our expanded presence in China and Hong Kong could adversely affect our business.

The acquisitions completed during fiscal year 2026 have expanded our operations and increased our exposure to the PRC and Hong Kong, each of which is subject to its own legal, regulatory, tax, employment and compliance requirements. We may become subject to additional licensing, registration, reporting or other regulatory obligations, and changes in applicable laws, regulations, governmental policies, trade restrictions, sanctions, tariffs or enforcement practices may increase our compliance costs, restrict our operations or adversely affect our ability to conduct business in these jurisdictions.

In addition, geopolitical tensions, changes in cross-border trade policies, restrictions on capital movements, foreign exchange controls, local economic conditions, currency fluctuations or changes in maritime trade flows may adversely affect demand for our shipbroking services or increase the cost and complexity of operating in these markets. Failure to comply with applicable laws and regulations, or adverse regulatory developments, could result in investigations, fines, penalties, restrictions on our operations, reputational damage or other adverse consequences that could materially and adversely affect our business, financial condition and results of operations.

Our ability to retain key personnel and successfully integrate the acquired businesses is critical to our future success.

The acquired companies have historically operated with their own management teams, brokers, operating procedures and client relationships. Our ability to preserve client relationships, maintain revenue and realize the anticipated benefits of the acquisitions depends on our ability to retain key brokers, managers and other personnel who possess specialized industry knowledge and long-standing customer relationships.

The integration process may also require the consolidation of systems, processes and operational functions across multiple jurisdictions. We may experience employee turnover, customer attrition, cultural integration challenges, operational disruptions or delays in implementing common systems and procedures. Any failure to retain key personnel or successfully integrate the acquired businesses could adversely affect our customer relationships, operating performance, financial condition and results of operations.

We operate in a competitive environment and face competition from existing and new industry players.

We operate in a competitive environment and our success depends largely on our ability to compete effectively based on our reputation, industry expertise, customer relationships, quality of service and ability to attract and retain experienced brokers.

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

We are exposed to the credit risks of our customers and may experience delays or defaults in collecting our receivables, which may affect our liquidity and working capital and required us to obtain external financing.

We face uncertainties regarding the timing of our customers’ payments and their ability to satisfy their payment obligations. Our customers’ ability to pay may be adversely affected by events or circumstances that are difficult to foresee or anticipate, including a decline in their business, financial distress or broader economic downturns. Accordingly, there can be no assurance that we will be able to collect our trade receivables in full or within a reasonable period of time. If a customer becomes insolvent or experience financial difficulties before paying the commissions due to us, we could incur substantial losses.

As a result, our financial condition and results of operations depend, to a certain extent, on the creditworthiness of our customers. If our customers delay payment, fail to pay, or otherwise become unable or unwilling to satisfy their payment obligations, we may experience reduced operating cash flows and increased bad debt expense. Such events may adversely affect our liquidity and working capital and may require us to obtain external financing, including bank borrowings, to support our ongoing operations. Any significant deterioration in the credit quality of our customers could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our reliance on certain key vendors may expose us to operational disruptions if those vendors are unable to provide services.

We rely on certain key vendors to support our business operations. For the year ended March 31, 2026, our two largest vendors accounted for approximately 20% and 9%, respectively, of our total commission expenses. While we are not dependent on any single vendor, disruptions in the services provided by these vendors, deterioration in their performance, or the termination of our relationships with them could adversely affect our operations.

To support operational efficiency and scalability, we regularly evaluate our vendor relationships based on business requirements, service quality and market conditions. However, transitioning to alternative vendors may require additional time and resources and could result in temporary operational disruptions, increased costs or reduced service levels. If we are unable to identify and engage suitable replacement vendors on commercially reasonable terms in a timely manner, our ability to provide services to our customers efficiently could be adversely affected, which may in turn have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our key management and skilled personnel for our continued success and growth.

We attribute our success and growth to-date largely to the contributions and expertise of our directors and executive officers, all of whom have extensive experience in our business or relevant industries. Our directors and executive officers have contributed significantly to business growth since our inception. They possess extensive industry knowledge and comprehensive global and local industry networks, and are familiar with all aspects of our business operations. They are instrumental to our continued success, formulating business strategies and spearheading the growth of our business.

However, there is no assurance that we will be able to continue to retain the services of our key personnel. Although we maintain key person insurance covering certain members of senior management, such insurance may not fully compensate us for the loss of their services or adequately cover the financial or operational impact resulting from their death, disability or other unforeseen circumstances. There can be no assurance that we will be able to continue to retain the services of our directors, executive officers and other key personnel, or attract and retain suitably qualified replacements on a timely basis. The loss of any of these individuals, particularly during the integration of our recently acquired businesses and the continued expansion of our operations, could disrupt our business, delay the execution of our growth strategy and materially and adversely affect our business, financial condition, results of operations and prospects.

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

While we currently operate in Singapore, UAE, Hong Kong and PRC, our business, financial condition, results of operations and prospects may be adversely affected by political, economic, social and legal developments in these jurisdictions, as well as globally, that are beyond our control. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, changes in interest rates, rates of economic growth, fiscal and monetary policies of the government, inflation, deflation, methods of taxation and tax policy, unemployment trends, and other matters that influence consumer confidence, spending and tourism.

Further, negative developments in geo-political events such as the US-China trade war, Russia-Ukraine War, Iran War, and instability in key global trade routes such as the Strait of Hormuz, may bring uncertainty to the global economy. Any of such issues may lead to retaliatory and/or threat of retaliatory measures being imposed on the relevant countries. This may lead to volatility in the financial markets. The nature and extent of such changes are difficult to predict, and may bring uncertainty to the global economy and/or political environment. There is no assurance that we will be able to grow our business, or that we will be able to react promptly to any change in economic conditions. If we fail to react promptly to the changing economic conditions, our performance and profitability could be adversely affected. Our business, financial condition, results of operations and prospects may be materially and adversely affected if these conditions deteriorate in the future.

Our insurance coverage may not cover all our damages and losses.

We maintain various insurance policies for our business, covering damages or loss to our keys assets, facilities and liabilities. While we believe that the insurance coverage we maintain is reasonably adequate to cover the normal risks associated with the operation of our business, we cannot be certain that our coverage will be sufficient to cover all future claims against us and any other business-related risks. Such incidences may lead to unforeseen costs and we may have to compensate for any losses or damages suffered by third parties as a result of such incidents and which are not covered by our insurance policies. In the event of personal injuries, fires or other accidents suffered by our employees or other people, we could face claims alleging that we were negligent, provided inadequate supervision or be otherwise liable for the injuries.

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

We could incur substantial costs as a result of cybersecurity incidents, data protection concerns, or information technology system disruptions.

Our business relies extensively on information technology systems and cloud-based platforms to support our shipbroking operations and internal business processes. Although we have not experienced any cybersecurity incidents or information technology system failures that have had a material adverse effect on our business, we cannot assure you that we will not experience such incidents in the future.

Cybersecurity threats continue to evolve in sophistication and frequency and include, among other things, ransomware attacks, phishing, malware, unauthorized access to systems or data, denial-of-service attacks, and other security breaches. Such incidents may result in operational disruptions, business interruptions, loss or corruption of data, unauthorized disclosure of confidential information, reputational harm, regulatory investigations, litigation, increased compliance costs and financial losses.

We also rely on OpsWiz, our cloud-based software platform for tanker operations management, including voyage management, fixture documentation and operational workflow oversight. Any disruption, outage, cyberattack or failure affecting OpsWiz or the third-party infrastructure supporting the platform could interrupt our operations, delay the provision of services to customers and adversely affect our revenues, financial condition and results of operations.

We may be unable to adequately protect or successfully commercialize the intellectual property associated with OpsWiz.

We have restructured our information technology business and, effective July 1, 2026, transferred the assets, personnel and proprietary software associated with OpsWiz, including the cloud-based OpsWiz platform, to Hado Pte. Ltd., our wholly owned Singapore subsidiary. The success of this restructuring and the future commercialization of OpsWiz depend on our ability to protect and enforce our intellectual property rights, retain and motivate key technical personnel, continue product development, successfully commercialize the platform and generate sustainable customer demand.

Although we own the intellectual property associated with OpsWiz, certain intellectual property rights may not be registered in all relevant jurisdictions. As a result, our ability to prevent unauthorized use, copying or development of similar technologies by third parties may be more limited than if comprehensive statutory intellectual property protection were available. We may also incur significant costs to establish, maintain and enforce our intellectual property rights.

There can be no assurance that we will successfully commercialize OpsWiz, obtain meaningful licensing or other revenue from the platform, retain key technical personnel, adequately protect our intellectual property or realize the anticipated strategic and financial benefits of the restructuring. Any failure to do so could materially and adversely affect our business, financial condition, results of operations and prospects.

We could incur substantial costs as a result of data protection concerns, privacy or cybersecurity incidents

In the ordinary course of our business, we collect, process, store and transmit personal data and other confidential information relating to our employees, customers, counterparties, vendors and other third parties. As our operations have expanded across Singapore, the United Arab Emirates, Hong Kong and the People’s Republic of China (“PRC”), we are subject to an increasingly complex framework of data protection, privacy and cybersecurity laws and regulations in the jurisdictions in which we operate.

Although we have implemented policies, procedures and security measures designed to safeguard confidential information and comply with applicable data protection and privacy laws, our information technology systems, cloud-based platforms and those of our third-party service providers remain vulnerable to cybersecurity attacks, unauthorized access, data breaches, ransomware, phishing, system failures, human error and other security incidents. We cannot assure you that our security measures will be effective in preventing such incidents.

Any actual or perceived failure to protect confidential information or comply with applicable data protection and privacy laws could result in regulatory investigations, fines, penalties, litigation, contractual claims, reputational damage, loss of customer confidence, business interruptions, operational delays, remediation costs and other liabilities. Any of these events could materially and adversely affect our business, financial condition, results of operations and prospects.

We may become involved in litigation, regulatory proceedings or other disputes that could have a material adverse effect on our business.

From time to time, we may become involved in litigation, arbitration, regulatory investigations or other legal proceedings arising in the ordinary course of our business. Such matters may include, among other things, commercial or contractual disputes, employment matters, acquisition-related claims, intellectual property disputes, data privacy matters, tax matters, regulatory investigations and other claims involving our customers, counterparties, vendors, employees or government authorities.

The outcome of any such proceedings is inherently uncertain, and we may incur significant legal fees, settlement costs, damages, fines or other liabilities regardless of the merits of the claims. In addition, defending these matters may divert the attention of management and consume significant financial and operational resources.

Although we maintain insurance coverage for certain risks, our insurance may not be available, sufficient or applicable to all claims, and insurers may dispute coverage or become unable to satisfy their obligations. Any significant litigation, regulatory proceeding or uninsured loss could materially and adversely affect our business, financial condition, results of operations and prospects.

Technological advancements, digital platforms and evolving market practices may reduce demand for traditional shipbroking services.

The global shipping industry continues to undergo technological transformation through the increasing adoption of digital platforms, electronic marketplaces, artificial intelligence, automation and other technologies designed to improve efficiency and facilitate direct interaction between shipowners, charterers and other market participants. These developments may reduce the role of traditional shipbrokers in certain transactions, increase pricing pressure or intensify competition within the industry.

Although we continue to invest in technology, digital solutions and operational efficiency, including the development of proprietary software platforms, there can be no assurance that our investments will enable us to maintain our competitive position or fully offset the impact of technological change. If technological developments reduce demand for traditional brokerage services or alter customer preferences more rapidly than we anticipate, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our revenue is transaction-based and may fluctuate from period to period.

A substantial portion of our revenue is generated from brokerage commissions earned on individual shipping transactions, including freight, time charter (hire), demurrage, deviation and other brokerage activities. Our financial performance depends on the volume, size and timing of transactions completed by our customers, which are influenced by factors beyond our control, including global trade activity, freight market conditions, vessel availability, customer demand, geopolitical developments, regulatory changes and general economic conditions.

Although many of our customers engage us repeatedly across multiple transactions and some continue to utilize our services over extended periods, they are generally not obligated to continue using our services, and future engagements are typically negotiated on a transaction-by-transaction basis rather than under long-term contractual commitments. Accordingly, there can be no assurance that customers who have previously engaged our services will continue to do so or that we will be able to secure new transactions on favorable terms.

Our revenue mix may also fluctuate depending on the type of brokerage services performed during any particular period. For example, freight commissions have historically represented the largest portion of our revenue, while commissions from time charter, demurrage, sale and purchase, and other brokerage services vary based on market activity and customer demand. As a result, changes in market conditions, customer preferences or transaction volumes may significantly affect our revenue composition and overall financial performance.

Accordingly, our operating results may fluctuate substantially from period to period, and historical financial performance should not be regarded as indicative of future results. If transaction volumes decline, customers reduce their use of our services, or market conditions deteriorate, our revenue, profitability, financial condition, cash flows and prospects could be materially and adversely affected.

The global energy transition may reduce demand for the transportation of fossil fuels and adversely affect our business.

A significant portion of our shipbroking activities relates to the transportation of crude oil, refined petroleum products, petrochemicals and other energy-related commodities. Global efforts to reduce greenhouse gas emissions, achieve carbon neutrality and accelerate the transition to lower-carbon and renewable energy sources may reduce long-term demand for fossil fuels and the seaborne transportation of such commodities.

In addition, governments, regulators and industry participants may introduce new environmental regulations, emissions standards, carbon pricing mechanisms or other climate-related policies that could alter global trade flows, reduce shipping activity or accelerate the transition to alternative energy sources. If demand for the transportation of fossil fuels declines more rapidly than anticipated, or if we are unable to diversify our business into other sectors at a sufficient pace, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Volatility in commodity prices and global shipping markets may adversely affect our business.

Our financial performance is influenced by global commodity markets, freight rates and shipping activity. Significant declines in commodity prices, including crude oil, refined petroleum products and petrochemicals, or prolonged weakness in freight markets may reduce trading activity, vessel demand and the number or value of transactions requiring shipbroking services.

Commodity prices and shipping markets are affected by numerous factors beyond our control, including global economic conditions, supply and demand dynamics, production decisions by major oil-producing countries, inflation, interest rates, geopolitical developments and changes in government policies. Sustained weakness or heightened volatility in these markets could reduce demand for our services and materially and adversely affect our revenue, financial condition, results of operations and prospects.

Developments in the social, political, regulatory and economic environment in the jurisdictions in which we operate may adversely affect our business.

We conduct business in Singapore, the United Arab Emirates (“UAE”), Hong Kong and the People’s Republic of China (“PRC”). Our business, financial condition, results of operations and prospects may be adversely affected by changes in the political, economic, legal and regulatory environment in these jurisdictions, as well as by broader global developments.

Such developments may include changes in laws and regulations, taxation, foreign investment policies, trade restrictions, sanctions, tariffs, capital controls, employment and immigration policies, exchange controls, government policies, geopolitical tensions, armed conflicts, terrorism, public health events, inflation, interest rates and other macroeconomic conditions. Regulatory changes affecting international trade, shipping or cross-border business activities could increase our compliance costs, restrict our operations or reduce customer demand.

As our operations continue to expand internationally, we may become increasingly exposed to differing legal and regulatory requirements across multiple jurisdictions. Any adverse developments in the jurisdictions in which we operate, or our failure to comply with applicable laws and regulations, could materially and adversely affect our business, financial condition, results of operations and prospects.

Changes in environmental regulations and the shipping industry’s transition toward lower-carbon operations may adversely affect our business.

The global shipping industry is subject to increasing environmental regulation and decarbonization initiatives. Governments, regulators and international organizations, including the International Maritime Organization (“IMO”), the European Union and other authorities, continue to introduce regulations and standards aimed at reducing greenhouse gas emissions, improving energy efficiency and promoting the use of alternative fuels.

Compliance with these evolving environmental requirements may increase operating costs for shipowners and charterers, alter vessel deployment, change trade flows and reduce demand for certain categories of vessels or cargoes. In addition, the global transition toward lower-carbon energy sources may reduce the long-term transportation demand for certain fossil fuel-related cargoes.

As a shipbroking company, our business depends on the level of global shipping activity and the availability of vessels that comply with applicable environmental standards. If environmental regulations become more stringent, compliance costs increase significantly or customers alter their shipping activities in response to changing environmental requirements, demand for our services could decline, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We may be exposed to liabilities under applicable anti-corruption, anti-bribery, sanctions and other compliance laws.

We are subject to various anti-corruption, anti-bribery and other compliance laws in the jurisdictions in which we operate, including, among others, the U.S. Foreign Corrupt Practices Act (the “FCPA”), the Prevention of Corruption Act 1960 of Singapore (“POCA”), and other applicable anti-bribery, anti-money laundering, sanctions and trade compliance laws and regulations.

Our business involves dealings with customers, counterparties, agents, intermediaries and service providers across multiple jurisdictions, some of which may present higher perceived corruption or compliance risks. Although we maintain policies, internal controls and compliance procedures designed to promote compliance with applicable laws and regulations, we cannot assure you that our employees, agents or other third parties acting on our behalf will not engage in conduct for which we may ultimately be held responsible.

Any actual or alleged violation of applicable anti-corruption, anti-bribery, sanctions or other compliance laws could result in investigations, fines, penalties, civil or criminal liability, reputational damage, loss of business opportunities and other adverse consequences, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

We are exposed to foreign exchange risks.

We conduct business internationally and are exposed to foreign exchange risks arising from transactions denominated in currencies other than our reporting currency. While a substantial portion of our revenue is denominated in U.S. dollars (“USD”), we also incur operating expenses and conduct transactions in multiple currencies, including Singapore dollars (“SGD”), Hong Kong dollars (“HKD”), United Arab Emirates Dirham (“AED”) and Renminbi (“RMB”).

Most of our subsidiaries use USD as their functional currency. However, our Dubai operations use AED as their functional currency and our Shanghai operations use RMB as their functional currency. The financial statements of these subsidiaries are translated into our reporting currency for consolidation purposes. Accordingly, fluctuations in exchange rates between USD, SGD, HKD, AED and RMB may affect our reported revenue, operating expenses, assets, liabilities and shareholders’ equity.

To the extent that our revenues and expenses are denominated in different currencies, or where there are timing differences between receipts and payments, we are exposed to transaction foreign exchange risk. We are also exposed to translation risk arising from the consolidation of our foreign subsidiaries. We may not be able to effectively manage or hedge these risks, and significant fluctuations in foreign exchange rates could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Operations in China

Our recent acquisitions and expanded operations in mainland China and Hong Kong materially increase our exposure to jurisdiction-specific risks that could adversely affect our business, financial condition and results of operations. By expanding commercial, operational and data activities in Greater China, we now face a range of legal, regulatory, tax, foreign-exchange, data-privacy, intellectual-property, enforcement and personnel risks that are distinct from those in our previous markets. These risks include rapidly changing PRC and Hong Kong regulatory requirements and licensing regimes, restrictions on cross-border transfers of funds and currency conversion, heightened scrutiny of transfer pricing and indirect tax matters, limitations on the enforceability of foreign judgments and service of process, obligations and constraints related to cross-border data transfers and cybersecurity reviews, and the potential loss of key brokers or managers whose relationships are critical to revenue. Any of these developments could increase our compliance costs, delay or restrict our ability to repatriate cash or complete planned transactions, impair our ability to commercialize technology or integrate acquired businesses, expose us to fines or other sanctions, or otherwise materially and adversely affect our operations and prospects in the region.

The PRC government exerts significant oversight and discretion over companies with operations in mainland China, and may intervene in or influence the operations of our PRC subsidiaries at any time, which could materially and adversely affect our business, results of operations and the value of our securities.

The PRC government has significant authority to regulate or exert influence over the manner in which companies with operations in mainland China conduct their business activities, including through changes in laws, regulations, policies or enforcement practices, and has recently indicated an increased focus on supervision of China-based issuers accessing overseas capital markets. If the PRC government were to intervene in or influence the operations of our PRC subsidiary or Hong Kong subsidiary, or impose new or enhanced requirements on our industry, corporate structure, cross-border capital flows or offshore offerings, we may be required to obtain additional approvals, change our ownership structure, adjust our business model, limit or cease certain operations, or take other remedial actions, any of which could materially increase our compliance costs and adversely affect our revenues and profitability. PRC regulatory actions could also significantly limit or completely hinder our ability to continue to offer securities to investors in the United States or maintain the listing of our securities on a U.S. stock exchange, which could cause the value of our securities to significantly decline or become worthless. Uncertainty about the scope, timing and implementation of any such regulatory actions may in itself have a material adverse effect on investor confidence and the market price of our securities.

Changes in the PRC legal system and uncertainties in the interpretation and enforcement of PRC laws and regulations could materially and adversely affect our PRC operations and the value of our securities.

The PRC legal system is based on written statutes, and court decisions may have limited precedential value, with laws and regulations changing rapidly and sometimes with retroactive effect. As a result, our PRC subsidiary may be subject to laws and regulations that are subject to broad, sometimes inconsistent, and continually evolving interpretations by PRC regulatory authorities, including those governing foreign investment, foreign exchange, labor, tax, anti-monopoly, data security and cybersecurity. The PRC government has discretion to promulgate new laws and regulations and to impose additional requirements, licenses or approvals, or to change existing policies without advance notice, and it may not always provide clear or sufficient guidance on how such laws will be implemented in practice. Any failure to obtain, maintain or renew licenses, permits or approvals required under PRC law, or any non-compliance or perceived non-compliance with PRC laws and regulations as interpreted by the relevant authorities, could result in investigations, fines, suspension of operations, restrictions on our PRC subsidiary’s business activities, or other administrative or criminal penalties, each of which could materially and adversely affect our business and results of operations.

The PRC government may exert increasing oversight over offerings and listings conducted overseas by companies with operations in China, and any future regulatory approval, filing or other requirements in connection with our offshore offerings or financing activities could materially and adversely affect our ability to raise capital.

PRC regulatory authorities have in recent years issued rules and proposals aimed at strengthening supervision of offshore offerings and listings by companies with operations in China, including requirements relating to cybersecurity reviews, data security, and regulatory filings for overseas listings. While our Company is incorporated outside the PRC, and we currently conduct a substantial portion of our operations outside mainland China, our PRC subsidiary could cause us to fall within the scope of any existing or future PRC rules that regulate offshore offerings or listings of China-related businesses, particularly if regulators adopt a broad view of jurisdictional reach. If PRC authorities were to require us to undergo a cybersecurity or other regulatory review, make a filing, or obtain approval for our historical or future offerings or our continued listing on a U.S. exchange, we may incur significant time and costs to complete such procedures and there can be no assurance that we would receive any required clearance on a timely basis, or at all. Failure to complete any required review, filing or approval process, or adverse regulatory determinations resulting from such processes, could subject us to fines, restrictions on our capital-raising activities, or other penalties, including limitations on our ability to remit proceeds from future securities offerings into China, any of which could materially and adversely affect our liquidity and our ability to execute our business strategy.

Our securities may be prohibited from trading in the United States or delisted from the NYSE American if the Public Company Accounting Oversight Board is unable to inspect or fully investigate our auditor, which could materially and adversely affect the value of our securities.

The Holding Foreign Companies Accountable Act, as amended (the “HFCAA”), provides that if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction for a specified number of consecutive years, the SEC must prohibit the securities of issuers that retain such firms from being traded on any U.S. national securities exchange and in the over-the-counter market. Historically, the PCAOB has faced significant challenges in conducting inspections and investigations of accounting firms in mainland China and Hong Kong because of positions taken by local authorities, although a 2022 Statement of Protocol between the PCAOB and PRC authorities has led to improved, but not guaranteed, access. To the extent our auditor, or any of its PRC or Hong Kong-based affiliate or component firms, is located in a jurisdiction where the PCAOB is unable to conduct inspections or investigations completely, we could in the future be identified by the SEC as a “commission-identified issuer” under the HFCAA and face the risk of trading prohibitions or delisting after the relevant non-inspection period. The delisting of our securities, or the threat of their delisting, may cause the value of our securities to significantly decline or become worthless, substantially reduce or eliminate the trading liquidity of our securities, and materially and adversely affect our ability to raise capital in the U.S. markets.

Investors may face difficulties in effecting service of process, enforcing foreign judgments and pursuing claims under U.S. securities laws against us, our directors and officers, or our PRC and Hong Kong subsidiaries.

A substantial portion of our operations, assets and personnel are located outside the United States, including in mainland China and Hong Kong, and certain of our directors and officers may reside outside the United States, with substantially all of their assets located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us or such persons in the United States, or to enforce against us or them judgments obtained in U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws. In particular, Article 177 of the PRC Securities Law prohibits overseas securities regulators from conducting investigations or collecting evidence directly within the PRC and restricts PRC entities and individuals from providing documents or information to foreign regulators without prior approval, which may limit the SEC’s and other foreign regulators’ ability to obtain information from PRC entities and individuals in connection with investigations or enforcement actions. In addition, PRC and Hong Kong courts have limited experience in applying U.S. securities laws, and there is uncertainty as to whether and on what basis such courts would recognize or enforce judgments of U.S. courts based on U.S. securities laws, or entertain original actions brought in PRC or Hong Kong courts based on alleged violations of U.S. securities laws, which could materially limit the remedies available to investors.

We are subject to evolving and increasingly stringent data protection, cybersecurity and information security laws and regulations in the PRC and Hong Kong, and any failure or perceived failure to comply with such requirements could result in penalties, litigation, business disruptions and damage to our reputation.

Our operations, including those of our PRC and Hong Kong subsidiaries, involve the processing of personal data of customers, counterparties and employees, as well as operational and transactional data relating to vessel fixtures and brokerage activities, which may be subject to PRC and Hong Kong data protection, cybersecurity and information security laws and regulations. In mainland China, the Cybersecurity Law, the Data Security Law and the Personal Information Protection Law (“PIPL”) impose comprehensive requirements on network operators and data processors, including obligations relating to data classification, security measures, local storage of certain data, cross-border data transfer assessments, and consent and transparency obligations for the processing of personal information. In Hong Kong, the Personal Data (Privacy) Ordinance and related guidance issued by the Office of the Privacy Commissioner for Personal Data impose obligations on data users regarding the collection, accuracy, retention, use, security and cross-border transfer of personal data, and empower the regulator to investigate suspected contraventions and impose administrative and, in some cases, criminal sanctions. Compliance with these regimes requires us to implement and maintain robust data governance, cybersecurity and incident response programs, and any actual or alleged non-compliance, data breach or security incident could result in regulatory investigations, fines, orders to suspend or modify data processing activities, private litigation, reputational damage, and disruption to our operations, any of which could materially and adversely affect our business and financial condition.

We face risks associated with doing business in Hong Kong, including evolving political, legal and regulatory developments such as the implementation of the Hong Kong National Security Law, which could adversely affect our operations and the value of our securities.

Our Hong Kong subsidiary, Peijun Marine Consultant Co., Limited, operates in a jurisdiction that has undergone significant political and legal changes following the enactment of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”). While the Hong Kong National Security Law is aimed at certain national security-related offenses, its scope and application remain subject to interpretation, and it grants broad investigative and enforcement powers to the authorities, raising concerns among some market participants regarding the potential impact on civil liberties, rule of law perceptions and the overall business environment in Hong Kong. In response to developments in Hong Kong, the United States has suspended certain preferential treatments previously afforded to Hong Kong and has authorized sanctions in connection with specified activities, and other jurisdictions have taken or may take similar measures, which could affect capital flows, trade and the operations of businesses with links to Hong Kong. Any material deterioration in Hong Kong’s business environment, legal system or international relations, or any perception of such deterioration, could adversely affect our ability to recruit and retain staff, maintain relationships with customers and counterparties, or access financial and professional services, and could in turn have a material adverse effect on our business, financial condition and results of operations.

Restrictions on currency exchange, cross-border payments and dividend distributions in the PRC may limit our ability to use cash generated by our PRC subsidiary and could adversely affect our liquidity and our ability to pay dividends to shareholders.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China, which may limit our ability to freely transfer funds into or out of the PRC. Although current PRC regulations permit dividends and other distributions from a PRC subsidiary to its offshore parent, such payments are subject to the satisfaction of statutory reserve requirements, tax withholding and registration or filing procedures with relevant banks and regulatory authorities, and there is no assurance that these regulations will not change, become more stringent, or be applied in a manner that adversely affects our ability to receive funds from our PRC subsidiary. In addition, PRC authorities may in the future impose new restrictions on cross-border capital flows, tighten existing foreign exchange controls, or otherwise limit the ability of our PRC subsidiary to remit earnings, repay intercompany loans or make other payments to us, which could reduce the amount of funds available to meet our cash needs at the holding company level, including for debt service, capital expenditures, acquisitions, share repurchases and dividend payments to our shareholders.

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

We face risks related to our share repurchase program, including the potential for reduced cash reserves and regulatory constraints.

Our Board approved a share repurchase program authorizing repurchases of up to US$1 million of Class A ordinary shares through December 31, 2026, and we have completed the program in full. While the repurchases may have enhanced shareholder value under certain conditions, they reduced our cash and cash equivalents that could otherwise have been used for working capital, acquisitions, debt reduction or other corporate purposes, which could impair our financial flexibility, particularly if our business or liquidity weakens. In addition, the repurchases were subject to applicable securities laws, NYSE American rules and our insider trading policy, and we could be exposed to legal or regulatory scrutiny if the repurchases are found not to have been properly implemented. Furthermore, our Board may authorize additional share repurchase programs in the future, which would be subject to similar risks, including reduced liquidity, increased repurchase costs due to market volatility, and compliance requirements that may limit the timing, manner or amount of any such repurchases.

Our Class A ordinary shares have traded below $1 per share and our market capitalization has been below $50 million, and proposed NYSE American continued listing standards, if approved, could increase the risk that our Class A ordinary shares will be suspended and delisted.

As of the date of hereof, our Class A ordinary shares have been trading at less than $1.00 per share and our market capitalization has been below $50 million. NYSE American has proposed two separate amendments to its continued listing standards that, if approved by the Securities and Exchange Commission, or the SEC, would establish additional circumstances in which trading in an issuer’s securities would be immediately suspended and delisting proceedings would be commenced. Under one proposal, if an issuer’s average market capitalization over a period of 30 consecutive trading days were less than $5 million, NYSE American would immediately suspend trading in the issuer’s common stock and commence delisting proceedings. An issuer that failed to satisfy this proposed standard would not be entitled to the procedures under Section 1009 of the NYSE American Company Guide that may otherwise provide an opportunity to submit a plan or regain compliance, although the issuer would retain the right to appeal the delisting determination. The SEC instituted proceedings on June 2, 2026 to determine whether to approve or disapprove this proposal, and the proposal has not yet been approved. If approved, this proposed standard would become effective immediately upon SEC approval. Under a separate proposal, if the closing price of an issuer’s common stock were less than $0.25 per share on any trading day, NYSE American would immediately suspend trading and commence delisting proceedings, without providing the issuer with a compliance period under Section 1009 of the NYSE American Company Guide. Although the proposed rule text provides for an October 1, 2026 effective date, the proposal remains subject to SEC approval and may be approved, modified, delayed or disapproved.

If our Class A ordinary shares are suspended or delisted from the NYSE American, our securities may no longer be eligible for trading on a national securities exchange and could be relegated to the over-the-counter market, where liquidity is significantly lower and bid–ask spreads are wider. Delisting could materially and adversely affect the market price of our Class A ordinary shares, reduce or eliminate the ability of investors to sell or purchase our shares in the public market, increase the cost of capital for our Company, and impair our ability to raise additional equity capital or to use our shares as a currency for acquisitions. Delisting could also restrict our ability to maintain compliance with other covenants, financing arrangements or contractual provisions that are conditioned on our continued listing on a U.S. national securities exchange, and could trigger default rights, acceleration of indebtedness, or other adverse consequences.

We may not have sufficient time or financial resources to effectively implement a reverse stock split or other capital-structure measures that could increase our per-share price or market capitalization above the new thresholds, and even if we pursue such measures, there can be no assurance that they will be successful in maintaining our listing or restoring investor confidence. A reverse stock split may also be perceived negatively by the market and could further reduce liquidity or trading interest in our shares. In addition, our ability to undertake a reverse stock split or other remedial actions may be constrained by shareholder approval requirements, regulatory approvals, or other contractual or legal limitations.

Investors should carefully consider the significant risk that our Class A ordinary shares may be suspended or delisted from the NYSE American potentially as a result of the newly proposed hard trigger rules, and that such suspension or delisting could have a material adverse effect on the value, liquidity and marketability of our securities.

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

Our Major Shareholders, namely Ho Ying Keat Lowell, Andresian D’Rozario, Francis Junior James, Randy Yong Choon Hong, and Quah Choong Hua, together own 66.40% of our outstanding shares and 95.19% voting power. As a result of this ownership, our five Major Shareholders have significant control and influence over our affairs and their voting power constitutes a quorum of our Shareholders voting on any matter requiring the approval of our Shareholders and, to the extent that they act in concert, will continue to have significant influence over our affairs for the foreseeable future, including with respect to the nomination and election of Directors, the issuance of additional Shares or payment of dividends, the consummation of significant corporate transactions, such as the adoption of amendments to our memorandum and articles of association and approval of mergers or sales of substantially all of our assets.

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

We are a “controlled company” as defined under the NYSE American Company Guide because our Major Shareholders (namely Ho Ying Keat Lowell, Andresian D’Rozario, Francis Junior James, Randy Yong Choon Hong, and Quah Choong Hua) collectively own approximately 66.40% of our outstanding shares and 95.19% of our total voting power. The Major Shareholders have entered into an acting-in-concert deed pursuant to which they all agreed to vote consistently with each other in the exercise of all of their rights as shareholders of the Company. As a result, we are a “controlled company” within the meaning of section 801 of the NYSE American LLC Company Guide. Pursuant to our post-offering memorandum and articles of association, an ordinary resolution to be passed at a shareholders’ meeting requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as making changes to our post-offering memorandum and articles of association. As a result, our Major Shareholders will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. We do not currently plan to utilize the exemptions available for controlled companies, but instead, we plan to rely on the exemption available for foreign private issuers to follow our home country governance practices. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Each Class B Ordinary Share has ten votes per share, and our Class A Ordinary Shares have one vote per share. Our Major Shareholders own shares representing approximately 95.19% of the voting power of our outstanding Ordinary Shares. In addition, because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our Ordinary Shares and therefore control all matters submitted to our shareholders for approval until converted by the holders of our Class B Ordinary Shares. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

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

Our major shareholders (namely Ho Ying Keat Lowell, Andresian D’Rozario, Francis Junior James, Randy Yong Choon Hong, and Quah Choong Hua (the “Major Shareholders”)) beneficially own 100% of our Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 64.15% of our total issued share capital and 66.40% of outstanding share capital and 95.19% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares.

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

The Company commenced operations with a team of over 20 specialists proficient in their various roles in the tanker markets, spanning Clean Petroleum Products (CPP) and petrochemicals. Acting as intermediaries between oil companies, traders, shipowners and commercial managers, the Company facilitated chartering transactions, negotiated commercial terms and supported post-fixture operations, including voyage execution, demurrage and claims management.

Over time, the Company expanded its service offerings to include dirty petroleum products (“DPP”), biofuels, vegetable oils, sale and purchase brokerage, research and strategy services, and in-house technology development. This expansion enabled the Company to broaden its customer base while strengthening its position across multiple shipping segments.

In 2020, the Company reached a significant milestone in its digital transformation initiatives when it received a grant of S$182,399 from Enterprise Singapore to develop OpsWiz, a cloud-based tanker operations management platform designed to enhance operational efficiency, workflow management and data analytics for the maritime industry. The development of OpsWiz reflects the Company’s continued investment in technology and digital innovation to improve operational effectiveness and client service.

In February 2026, our IT division was restructured into a newly-incorporated company Hadō. This allows our IT business greater autonomy to pursue strategic partnerships and projects, raise capital independently and establish a clearer profit and loss structure to enhance financial transparency for shareholders. This also preserves the option to pursue a future formal spin-off or sale of the IT business.

During fiscal year 2026, Vantage Corp significantly expanded its operations through the acquisition of 100% of the equity interests in PJ Marine Singapore Pte. Ltd. (“PJ SIN”), 60% of the equity interests in Peijun Marine Consultant Co., Limited (“PJ HK”), and 60% of the equity interests in PJ Marine Shanghai Co., Ltd. (“PJ SH”). These acquisitions strengthened the Company’s petrochemicals and sale and purchase brokerage capabilities, expanded its presence in the domestic China market, and established a tri-hub operating platform across Singapore, Hong Kong and Shanghai. The acquisitions of PJ SIN and PJ HK were completed in January 2026, followed by the acquisition of PJ SH in March 2026. Following these acquisitions, the Group employed 77 professionals across Singapore, the United Arab Emirates (“UAE”), Hong Kong and the People’s Republic of China (“PRC”) as of June 2026.

The Company intends to continue expanding its global shipbroking platform by leveraging its experienced management team, established customer relationships, investment in technology and strategic acquisitions, while maintaining its focus on operational excellence, innovation and long-term value creation for its stakeholders.

As of the date hereof, the corporate structure of our Group is as follows:

Entity	Jurisdiction	Incorporation Date	Ownership	Principal Activity
Vantage Corp (“Vantage Cayman”)	Cayman Islands	April 2, 2024	Parent company	Holding Business
Vantage (BVI) Corporation (“Vantage BVI”)	British Virgin Islands	April 2, 2024	100% owned by Vantage Cayman	Holding Business
Vantage Shipbrokers Pte. Ltd. (“Vantage Singapore”)	Singapore	May 12, 2011	100% owned by Vantage BVI	Ship Broking Services
Vantage Nexus Commercial Brokers Co. L.L.C. (“Vantage Dubai”)	UAE	June 20, 2023	100% owned by Vantage BVI	Commercial Brokers
Hado Pte. Ltd. (“Hadō”)	Singapore	February 2, 2026	100% owned by Vantage BVI	IT Services
PJ Marine Singapore Pte. Ltd. (“PJ SIN”)	Singapore	Acquired January 2, 2026	100% owned by Vantage BVI	Ship Broking Services
Peijun Marine Consultant Co., Ltd. (“PJ HK”)	Hong Kong	Acquired January 27, 2026	60% owned by Vantage BVI	Ship Broking Services
PJ Marine Shanghai Co., Ltd. (“PJ SH”)	PRC	Acquired March 23, 2026	60% owned by Vantage BVI	Ship Broking Services

Completion of the Initial Public Offering

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

Our suite of shipbroking services is designed to optimize outcomes for our clients, offering a holistic approach to addressing their needs and objectives. As a pivotal link between oil companies, traders, shipowners, and commercial managers, we deliver a range of services including: identifying market opportunities and information for our clients, recommending interested parties (shipowners and cargo owners) to each other, advising interested clients on strategies on vessel deployment or fleet mix, specifications and capabilities, facilitating contract negotiations, ensuring smooth logistical flow, as well as resolving issues that arise during the execution of chartering agreements

Our revenue is primarily derived from commissions earned on freight, time charter, demurrage and sale and purchase transactions. Commission income is generally calculated as a fixed fee or as a percentage of the underlying transaction value, depending on the nature of the brokerage arrangement.

As of June 2026, we employed 77 professionals operating from offices in Singapore, the United Arab Emirates (“UAE”), Hong Kong and the People’s Republic of China (“PRC”). Our operations are supported by experienced brokers, operational personnel, research professionals and technology specialists, enabling us to serve customers across major shipping markets..

To improve operational efficiency and support future growth, we have developed proprietary technology solutions, including OpsWiz, our cloud-based operations management platform, which supports voyage management, fixture documentation and operational workflow management across our brokerage operations.

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

In addition to standard brokering services, our comprehensive shipbroking services also encompass two main areas, namely operational support and consultancy services. Our operational support ensures seamless contract execution. After a contract is finalized, our skilled team oversees the settlement process. We manage physical shipments, coordinate smooth execution, and handle communication related to claims. Unlike paper contracts, physical contracts involve intricate layers of logistics and coordination. By leveraging our extensive network and operational expertise, we strive to deliver seamless transaction experiences. Our consultancy service leverages our expertise in shipping for oil and gas. Clients seek our insights into long-term industry trends. We analyze the future of the tanker market, identify growth areas in oil and gas demand, and predict emerging refiners. With access to wide sectoral data, coupled with a specialized team who have extensive experience in various roles of the oil and gas industry, we provide clear and concise analytics, resulting in actionable insights for our clients. We are able to connect to our clients at the working level but also deliver management consultancy level presentations to senior management.

With the incorporation of Hadō, our services have expanded to provision of maritime focused software as a service (SaaS).

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

Crude Oil
Dirty Fuels
(Fuel Oil)
DPP
Petroleum Refinery
Petroleum Refinery
Clean Fuels
CPP
Chemical Plant
Petrochemicals
Chemicals
Biomass
Biorefinery
BioFuels
Veg / Biofuels

Each of the five divisions is overseen by a dedicated division head. These division heads are responsible for managing the brokers within their division and ensuring that clients receive personalized attention and service.

Incorporated in June 2023, Vantage Dubai currently offers services in two divisions: DPP and CPP. However, plans are in place to expand coverage to biofuels and vegetable oils, as well as petrochemicals in 2026.

Following the Group’s recent acquisitions, including PJ SIN, PJ HK and PJ SH, the Group has further strengthened its regional coverage and execution capabilities across key tanker markets.

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

Commissions

Ship broking revenue consists of commission based on the value of the charter or other transaction contract and is predominantly recognized at a point in time, dependent on the type of charter or deal. We earn a broking commission based on either a fixed fee per contract or the following: (1) freight transported – commission calculated as a percentage of the freight payable to the shipowner by the charterer, (2) sale and purchase of vessels transactions – commission calculated as a percentage of the purchase price for the sale and purchase of tanker ; (3) demurrage – commission calculated as a percentage of the total demurrage payable by the charterer to the shipowner.

Broking revenue contracts vary, with certain voyage charter contracts having a single performance obligation and others containing multiple performance obligations. In the case of single performance obligation contracts, the transaction price is allocated wholly against that performance obligation. In the case of multiple performance obligation contracts, the transaction price is allocated with reference to the agreed stages of completion in the underlying contract. The price for such stages is agreed between the underlying counterparties and the Company’s commission is derived as a percentage of this. Time charter commission revenue is recognized over time in line with the period of time for which the vessel is being chartered. The transaction price is apportioned evenly over the life of the charter per the contract. Commissions on sales and purchases of vessels are recognized when the services have been performed. In the case of a single voyage charter party, a set amount of time is allocated to complete loading and discharging operations, which is defined as laytime. In the event the vessel exceeds this allotted time, the shipowner is compensated for the excess time in the form of demurrage. Our commission will apply to demurrage earnings as well.

Business Flow

For chartering transactions, our business model is finely tuned to cater to the unique needs and dynamics of the tanker industry. Set forth below is a detailed breakdown of our business flow:

1. Client Acquisition and Engagement: We target clients within the tanker industry, including shipowners with tanker vessels and charterers requiring tanker transportation services. Our dedicated team engages with clients through targeted outreach, industry events, and strategic partnerships to establish relationships and understand their specific requirements. In our client engagement strategy, we assign a primary and secondary broker to each customer, providing continuity and ensuring that clients always have a direct point of contact. We prioritize building trust and fostering long-term relationships with our clients. Our brokers maintain regular communication with clients, providing daily market updates and responding promptly to inquiries or changes in client personnel. We have served industry leaders such as major multinational oil companies, international trading houses as well as national oil companies. We also maintain strong relationships with major tanker shipowners globally, ensuring comprehensive coverage across the industry.

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

4. Listing and Matching: We collect information from shipowners seeking employment for their tanker vessels and import details of their vessels onto our internal platform system. Using this information, we actively promote vessels to potential charterers. Specifically, for charterers seeking tanker vessels, we conduct targeted searches to identify available vessels that meet their specific requirements. Our goal is efficient and optimal matching of tanker supply with transportation demand. Our centralized system stores fixture data, enabling brokers from various divisions and regions to access relevant information and collaborate more effectively. This approach allows us to leverage the collective expertise and resources of our entire organization for the benefit of our clients.

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

Forward Looking Strategies and Growth Plans. We are cognizant of changes in the oil and gas industry and continually develop strategies and plans to remain relevant in the new economy. For example, we identified that technology and big data will be a disruptor in our industry as early as 2016 and started to lay the foundation for a full-fledged research and IT team that we have in place today. We expanded our research team to cover all divisions and piloted our first IT project as part of the journey, which eventually culminated in the development of OpsWiz, an operations efficiency software tailored for the tanker market, for which we have received a government grant. While the core concept and design of OpsWiz originated from our internal research team, the technical implementation and deployment on a cloud-based infrastructure involved expertise and support from an external cloud-based platform developer. Today, we have formulated growth plans which will allow us to adapt to, and thrive, with the changes in our oil and gas industry as we start reducing our fossil fuel dependencies. We intend to utilize a part of the net proceeds of our Offering to further develop OpsWiz.

Innovative Technology Integration. We believe technology is a key differentiator in our business and supports our ability to deliver efficient, high-quality shipbroking and operational services. We have invested in proprietary technology solutions to enhance operational efficiency, improve data visibility, strengthen internal controls and support informed decision-making across our organization.

Our proprietary cloud-based operations platform, OpsWiz, was developed to streamline tanker operations by centralizing voyage, fixture and operational data within a single platform. OpsWiz supports contract administration, voyage management, operational workflow, documentation, claims and settlement processes, enabling our commercial, operations and finance teams to collaborate efficiently while reducing manual processes and duplicate data entry.

By consolidating operational information into a centralized system, OpsWiz enhances the accessibility of critical business information, improves workflow efficiency and provides management with greater visibility into operational activities. We believe these capabilities improve service quality, increase operational scalability and strengthen our ability to support future business growth.

Following the restructuring of our technology business during fiscal year 2026, the software-related intellectual property associated with OpsWiz, including its trade secrets, copyrights and patents, was transferred to Hadō with effect from July 1, 2026. We intend to continue enhancing the platform through the development of additional analytics, reporting and automation capabilities and, over time, pursue commercialization opportunities through licensing arrangements with third-party users within the maritime industry.

Strategic Networking and Partnerships. Building on our extensive industry network and strategic partnerships, we have cultivated a robust ecosystem of collaborators, including major shipowners, charterers, and suppliers. This network provides us with valuable market insights, access to a wide range of charter opportunities, and opportunities for collaboration and growth. It also strengthens our reputation and credibility within the maritime community. These relationships only grow when we extend our geographical reach, for example with the opening of Vantage Dubai, as our clients recommend us by word of mouth. By nurturing these relationships, we enhance our market visibility, expand our business reach, and remain at the forefront of industry developments. For example, we are a member of the Baltic Exchange, a renowned membership organization for the maritime industry and freight market information provider for the trading and settlement of physical and derivative contracts. As part of our membership, we actively contribute market freight assessments as a member of a panel of brokers for Baltic Exchange Asian tanker routes and contribute to industry benchmarks and standards. By participating in this panel, we gain access to valuable information and data provided by the Baltic Exchange, which enhances our market intelligence and decision-making capabilities.

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

●	Sanctions: Operating across international markets exposes us to a complex and evolving sanctions landscape administered by multiple authorities, including the Office of Foreign Assets Control (OFAC) in the US, the European Union, and the United Nations. As a shipbroker facilitating the movement of commodities such as crude oil and petroleum products, we face heightened scrutiny in ensuring that no counterparty is subject to applicable sanctions designations. Maintaining real-time screening of all parties against current sanctions lists, managing exposure to high-risk jurisdictions, and navigating the overlap between unilateral and multilateral sanctions regimes demands significant compliance infrastructure and legal oversight. Failure to identify and avoid sanctioned parties could result in severe civil or criminal penalties, reputational damage, and the loss of banking relationships critical to our operations.

Operational Complexity. Operating a global brokerage involves significant operational complexity. Key challenges include:

●	Infrastructure: Setting up offices and integrated systems in different countries involves significant investment and logistical coordination.

●	Local Partnerships: Establishing relationships with local partners, including brokerage shops, ship owners, oil companies, banks, and service providers, requires a deep understanding of local markets and cultures, which can be difficult due to differing business practices and expectations.

●	Human Resources: Recruiting, training, and retaining skilled staff who are familiar with local markets and regulations is critical. This involves not only finding qualified individuals but also providing ongoing training and support to ensure they remain up-to-date with industry developments and regulatory changes.

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

Expansion of existing services

Geographical expansion: Our current operational footprint is predominantly in Asia. We aim to leverage our global client network by expanding into locations that offer more optimal coverage for servicing clients in the Western Hemisphere, thereby broadening our portfolio and enhancing service delivery. We plan to expand our brokerage capabilities through the establishment of satellite offices in key markets such as Houston, Texas, and Geneva, Switzerland. However, due to ongoing geopolitical volatility, we have decided to defer our U.S. expansion plans, including a Houston or other U.S.-based presence, to 2027. In the interim, we are strengthening our presence in the Eastern Hemisphere by launching additional offices and joint ventures. These initiatives are expected to contribute meaningfully to revenue growth and reinforce our market position, enabling a stronger foundation for eventual Western expansion when the geopolitical climate becomes more favorable. Our Western expansion remains a strategic priority. We are currently evaluating whether Geneva or other European locations offer a more effective entry point, and we anticipate converting these assessments into concrete action by the second half of 2026. To protect shareholder interests, we remain committed to entering new markets only in partnership with experienced and strategically aligned local counterparts. By establishing a presence across the U.S., Europe, and Asia, we aim to build a geographically balanced platform that capitalizes on time zone coverage and unlocks new opportunities across the global energy shipping sectors. These satellite offices or joint ventures will serve as regional hubs, enabling us to better understand local market dynamics, adapt to cultural nuances, and foster stronger client and partner relationships.

Intensifying strategic cooperation among our subsidiaries. With the incorporation of Vantage Dubai in June 2023 and the acquisition of PJ Marine Singapore, Peijun Marine Consultants and PJ Marine Shanghai, our immediate focus is on realizing synergies between the teams in Singapore, UAE, Hong Kong and PRC. This will enable growth due to increase in region coverage, creation of new divisions in Vantage Dubai, Peijun Marine Consultants and PJ Marine Shanghai, client acquisitions, knowledge transfer and growth of junior staff strength. As of the date of this report, Vantage Dubai consists of only two of the five departments within our Group, namely CPP and DPP. We intend to expand Vantage Dubai’s coverage to include biofuels and vegetable oils, as well as petrochemicals by end 2026. We aim to bolster our presence in the Middle East Gulf region and possibly Europe with a plan to expand Vantage Dubai’s team to a total of 10 to 15 professionals. This expansion will establish a vital bridge for business integration across our subsidiaries, enhancing operational synergy and facilitating streamlined decision-making processes.

Future growth plans to increase product and service scope

Creation of new divisions. We plan to leverage new capabilities acquired through global brokerage expansion for the creation of new divisions. As the shift away from fossil fuel dependency intensifies, new divisions to service these new sectors will be required. We have identified two initial divisions, namely renewable energy and liquefied petroleum gas (LPG), and we are keeping abreast of new developments and opportunities as they develop. By broadening our service offerings, we not only cater to evolving market demands but also enhance our competitive advantage in the region. This expansion aligns with our commitment to providing comprehensive solutions tailored to the unique needs of our diverse clientele. Furthermore, by leveraging our expertise and network, we anticipate potential increased revenue streams as well as strengthened relationships with both existing and prospective clients.

Invest in IT-based technology to enhance efficiency, data control, and management. Recognizing the pivotal role of technology in driving efficiency and innovation in the new economy, we will continue to invest in IT-based solutions that enhance our operational capabilities, streamline processes, and elevate service quality. The use of in-house technology will enable us to improve on advanced data analytics to improve our suite of Research/Strategy offerings, improve workflow efficiency while ensuring data accuracy and security, streamline communication platforms and transaction management systems, and empower our team members to deliver exceptional results. The eventual aim would be to monetize our technology through collaborations with other industry partners or through new service offerings to clients who share the same goal. Through Hadō, we currently expect we will be able to monetize on OpsWiz by the end of 2026 through a licensing system, offering it to companies in need of an efficient operations management solution. We also continue to explore opportunities for both backward and forward integration in our technology roadmap to further extend the value of our platforms and reinforce our competitive positioning in 2026 and beyond.

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

Our Major Customers

The major customers of the Company are producers (i.e. entities that directly involve in oil extraction or engage in refining and processing crude oil), multinational oil companies, national oil companies and trading houses. As of March 31, 2026, we had a customer base of approximately 310 entities. For the years ended March 31, 2025 and March 31, 2024, our ten largest customers represented approximately 35% and 43%, respectively, of our total revenue and no single customer accounted for more than 10% of our total revenue for both fiscal years. For the year ended March 31, 2026, our ten largest customers represented approximately 32% of our total revenue and no single customer accounted for more than 10% of our total revenue.

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

Competition

In the oil tanker shipbroking industry, we consider other shipbrokers and shipping companies with shipbroking departments as our competitors. Notable competitors in Singapore include Clarksons Plc, Simpson Spence Young, Bramear ACM, Eastport Maritime Pte Ltd, Sentosa Shipbrokers Pte Ltd, Affinity Shipbrokers Pte Ltd, Oil Brokerage Pte Ltd, and Howe Robinson Partners Pte Ltd. Despite the intense competition, we have demonstrated resilience and growth in the Singapore market with 55 employees in Singapore.

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

We maintain key person insurance for three of our directors.

In addition to the above, we also maintain the following insurance policies:

Policy	Liability limit
Business insurance (location specific)	SGD1,000,000 & AED10,000,000
Cyber liability insurance	SGD500,000
Directors and officers liability	USD2,000,000 & SGD2,000,000
Employment practices liability	USD500,000 & SGD150,000
Comprehensive commercial legal expense	SGD500,000

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

Proprietary Software – OpsWiz

We developed OpsWiz, our proprietary operations efficiency software tailored specifically for tanker shipping operations, entirely in-house from scratch. OpsWiz was conceived, designed, and built by our internal team and we own all intellectual property rights in and to OpsWiz, including the underlying source code, software architecture, user interface designs, and related documentation. We have not formally registered any patents in respect of OpsWiz. While we believe our ownership of OpsWiz is not dependent on formal registration, the absence of patent protection means that third parties are not legally prevented from independently developing software with similar features or functionality. We do not rely on any third-party licensed technology that is material to the operation of OpsWiz.

Trademark

We own the following registered trademarks which we use in the course of our business.

Mark	Owner	Jurisdiction	Status
Vantage Shipbrokers Pte Ltd

Algeria

Australia

Benelux

Brazil

Brunei Darussalam

Chile

Egypt

European Union

Indonesia

Israel

Japan

Malaysia

Mexico

Montenegro

Mozambique

New Zealand

Norway

Philippines

Qatar

Republic of Korea

Republic of San Marino

Russian

Singapore

Sint Maarten (Dutch part)

Switzerland

Türkiye

UAE

United Kingdom

United States of America

Registered

	Vantage Shipbrokers Pte Ltd	Singapore	Registered

We consider our registered trademarks to be important to our brand identity and the marketing of our services and products. We intend to maintain and renew our trademark registrations as appropriate and to take such steps as we consider necessary to protect our trademarks against infringement.

Except as set out above, we do not own or use any other registered trademarks, patents, or intellectual property rights which are material to our business.

Internet Domain Name

As of the date of this report, we have registered the domain names https://www.vantageshipbrokers.com, and https://www.vntg-corp.com and https://hado.codes. The information contained on these websites is not a part of this report.

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

4.C. Organizational structure

The following diagram illustrates the organizational structure of the Group:

4.D. Property, plants and equipment

Our principal place of business is located at #07-07/10, Level 7, 51 Cuppage Road, Singapore 229469, where we lease approximately 6,695 square feet of office space. Our Singapore office is leased under a lease which will expire on May 31, 2028. We maintain an office in UAE with approximately 790 square feet of office space leased. The lease will expire on April 10, 2027. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

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

Overview

We are a provider of shipbroking, operations and consultancy services specializing in the tanker market. We operate through offices in Singapore, the United Arab Emirates, Hong Kong and the People’s Republic of China, providing shipbroking services to oil companies, commodity traders, shipowners and commercial managers across international shipping markets.

Fiscal year 2026 was a transformational year for our Company. During the year, we completed the acquisitions of PJ Marine Singapore Pte. Ltd., Peijun Marine Consultant Co., Limited and PJ Marine Shanghai Co., Ltd., which expanded our geographical presence and service capabilities. In addition, we successfully completed our initial public offering and NYSE American listing in June 12, 2025, strengthening our capital base and providing additional financial flexibility to support our future growth strategy.

Although revenue decreased by 4.4% to US$17.8 million during fiscal year 2026 as a result of softer global shipping market conditions and lower transaction volumes, our financial position strengthened significantly following our initial public offering. Total assets increased to US$22.8 million as of March 31, 2026 from US$11.2 million as of March 31, 2025, primarily reflecting the acquisitions completed during the year and the receipt of net proceeds from our initial public offering.

Our results for fiscal year 2026 were also affected by factors associated with becoming a publicly listed company, including increased professional fees, regulatory compliance costs, investor relations expenses and corporate governance costs. These expenses, together with acquisition-related transaction costs and higher depreciation and amortization arising from acquired assets, contributed to the increase in operating expenses during the year.

We continue to focus on expanding our service offerings, strengthening our market position through strategic acquisitions, growing our recurring customer relationships and maintaining a disciplined approach to cost management while leveraging the enhanced financial flexibility resulting from our public listing

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

Operating as a public company

Following our NYSE American listing in June 12, 2025, we have incurred additional costs associated with operating as a publicly listed company, including legal and professional fees, regulatory compliance, investor relations, corporate governance and internal control compliance costs. These expenses are expected to continue as part of our ongoing operations.

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

Environmental standards: As per the United Nations Climate Change (UNFCCC) conventions, its member Parties have laid out forward plans to reduce the usage of fossil fuels, as per the Kyoto and Paris Agreements. In the short term, from 2035 to 2040, this will lead to a reduction in fossil fuel usage as fuels derived from biological matter start to replace a portion of fossil fuel to reduce carbon emissions. This could lead to a reduction in the Company’s earnings if the Company is not able to grow its Vegetables and Bio-fuels division as well as Chemicals division to compensate for the eventual decline in conventional fossil fuel carriage on the Clean and Dirty Petrochemicals Desk. The Company will also need to bring to fruition current plans to expand into other sectors like gas ship broking and potentially carbon trading to maintain the Company’s revenue growth plans.

Revenue by Commission Type

The following table sets forth our revenue by commission type for the years ended March 31, 2024, 2025 and 2026.

	FY2024 (US$)	% of Revenue	FY2025 (US$)	% of Revenue	FY2026 (US$)	% of Revenue

Freight commission	16,489,917	82.5	13,740,506	73.6	13,491,801	75.6
Time charter (hire) commission	1,471,781	7.4	2,717,963	14.6	2,965,316	16.6
Demurrage commission	1,628,297	8.1	1,430,714	7.7	1,226,694	6.9
Deviation and other commission	409,299	2.0	319,958	1.7	153,800	0.9
Sale of vessel commission	-	-	450,000	2.4	-	-
Total	19,999,294	100	18,659,141	100	17,837,611	100

Freight commission remained our largest source of revenue throughout the periods presented, accounting for 82.5%, 73.6% and 75.6% of total revenue for the years ended March 31, 2024, 2025 and 2026, respectively. Freight commission decreased from US$16.5 million in fiscal year 2024 to US$13.7 million in fiscal year 2025, primarily reflecting lower freight brokerage activity, and remained relatively stable at US$13.5 million in fiscal year 2026.

Time charter (hire) commission increased steadily from US$1.5 million in fiscal year 2024 to US$2.7 million in fiscal year 2025 and US$3.0 million in fiscal year 2026, increasing from 7.4% to 14.6% and 16.6% of total revenue, respectively. This reflects our continued focus on period charter transactions, which generally provide a more stable and recurring source of commission income.

Demurrage commission declined from US$1.6 million in fiscal year 2024 to US$1.4 million in fiscal year 2025 and US$1.2 million in fiscal year 2026, primarily due to lower demurrage claims settled during the respective periods.

Deviation and other commission also decreased over the three-year period, reflecting lower transaction activity. Sale of vessel commission was recognized only in fiscal year 2025, when the Company earned US$0.45 million from vessel sale transactions, with no such commission recognized in fiscal years 2024 or 2026.

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amounts and percentages of our revenues for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Years Ended March 31,
	2024	2025	2026	2025 to 2024	2026 to 2025
	US$	US$	US$	% Change	% Change
Revenue	$19,999,294	$18,659,141	$17,837,611	(6.7)	(4.4)
Cost of revenue	(10,560,766)	(10,044,402)	(10,427,222)	(4.9)	3.8
Gross Profit	9,438,528	8,614,739	7,410,389	(8.7)	(14)
Operating expenses:
Selling and marketing expenses	(1,063,533)	(1,130,799)	(1,489,005)	6.3	31.7
Depreciation and amortization	(175,488)	(272,734)	(598,516)	55.4	119.5
General and administrative expenses	(2,361,763)	(2,798,028)	(6,156,987)	18.5	120.1
Total operating expenses	(3,600,784)	(4,201,561)	(8,244,508)	16.7	96.2
Other income (expense):
Government grants	20,865	16,063	19,923	(23)	24
Other income	150,653	251,895	9,105	67.2	(96.4)
Interest expense	(9,267)	(12,325)	(355,871)	33	2,787.4
Total other income (expense)	162,251	255,633	(326,843)	57.6	(227.9)

Income (loss) before tax expense	5,999,995	4,668,811	(1,160,962)	(22.2)	(124.9)
Income tax expense	(1,045,511)	(825,926)	(155,708)	(21)	(81.1)
Net income (loss)	4,954,484	3,842,885	(1,316,670)	(22.4)	(134.3)

Comparison of Results of Operations for the Years Ended March 31, 2026 and 2025

Revenue

We generate revenue from ship broking services. Revenue decreased by US$821,530, or 4.4%, from US$18,659,141 for the year ended March 31, 2025 to US$17,837,611 for the year ended March 31, 2026. The decrease was primarily attributable to softer global market conditions, reduced transaction volumes, and ongoing uncertainty in international trade and shipping demand. The decrease was partially offset by continued contributions from time charter commission income.

Cost of revenue

Our cost of revenue mainly consists of front-end payroll, employee benefits and commission fee. Our total cost of revenue increased by US$382,820, or 3.8%, from US$10,044,402 for the year ended March 31, 2025, to US$10,427,222 for the year ended March 31, 2026. The increase was primarily attributable to higher employee compensation and commission expenses resulting from increased headcount, including employees from the acquired businesses, and related revenue-generating activities.

Gross profit and gross profit margin

Gross profit decreased by US$1,204,350, or 14.0%, from US$8,614,739 for the year ended March 31, 2025 to US$7,410,389 for the year ended March 31, 2026, primarily due to the decrease in revenue and the increase in cost of revenue. Gross profit margin decreased from 46.2% for the year ended March 31, 2025 to 41.5% for the year ended March 31, 2026.

Selling and marketing expenses

Selling and marketing expenses increased by US$358,206, or 31.7%, from US$1,130,799 for the year ended March 31, 2025, to US$1,489,005 for the year ended March 31, 2026. The increase was primarily attributable to higher entertainment expenses and travelling expenses, reflecting increased business development activities, client engagement efforts and the expansion of our commercial team.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by US$325,782, or 119.5%, from US$272,734 for the year ended March 31, 2025 to US$598,516 for the year ended March 31, 2026. The increase was primarily attributable to additional depreciation of leasehold improvements and plant and equipment together with higher amortization of right-of-use assets resulting from lease renewals.

General and administrative expenses

General and administrative expenses increased by US$3,358,959, or 120.1%, from US$2,798,028 for the year ended March 31, 2025 to US$6,156,987 for the year ended March 31, 2026. The increase was primarily attributable to higher professional and consultancy fees incurred in connection with the acquisitions, increased regulatory and compliance-related expenditures, investor relations expenses, higher employee compensation resulting from the expansion of our operations, including the acquired businesses, and the ongoing costs of operating as a publicly listed company.

Other income

It decreased by US$242,790 or 96.4% for the year ended March 31, 2025 of US$251,895 to US$9,105 for the year ended March 31, 2026. This was primarily attributable to a decrease in forfeited customer advances compared to the prior year.

Interest expenses

Interest expense increased by US$343,546, from US$12,325 for the year ended March 31, 2025 to US$355,871 for the year ended March 31, 2026. The increase was primarily attributable to finance costs associated with lease liabilities and deferred consideration arising from the acquisitions completed during fiscal year 2026.

Income tax expense

Income tax expense decreased by US$670,218, or 81.1%, from US$825,926 for the year ended March 31, 2025 to US$155,708 for the year ended March 31, 2026, primarily due to lower chargeable income.

Net income

As a result of the foregoing factors, we recorded a net loss of US$1,316,670 for the year ended March 31, 2026, compared to net income of US$3,842,885 for the year ended March 31, 2025.

Comparison of Results of Operations for the Years Ended March 31, 2025 and 2024

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

Gross profit and gross profit margin

Gross profit decreased by US$823,789, or 8.7%, from US$9,438,528 for the year ended March 31, 2024 to US$8,614,739 for the year ended March 31, 2025, primarily due to the decrease in revenue. Gross profit margin decreased from 47.2% for the year ended March 31, 2024 to 46.2% for the year ended March 31, 2025.

Selling and marketing expenses

Selling and marketing expenses increased by US$67,266, or 6.3%, from US$1,063,533 for the year ended March 31, 2024 to US$1,130,799 for the year ended March 31, 2025. The increase was primarily attributable to higher entertainment expenses as we focused on developing relationships with new ship owners in an increasingly fragmented market.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by US$97,246, or 55.4%, from US$175,488 for the year ended March 31, 2024 to US$272,734 for the year ended March 31, 2025. The increase was primarily attributable to depreciation of leasehold improvements resulting from capitalized renovation costs and higher amortization of right-of-use assets following the renewal of operating leases.

General and administrative expenses

General and administrative expenses increased by US$436,265, or 18.5%, from US$2,361,763 for the year ended March 31, 2024 to US$2,798,028 for the year ended March 31, 2025. The increase was primarily attributable to higher operating costs associated with our UAE office following the commencement of its operations, together with increased professional and consultancy fees related to the preliminary preparation for our initial public offering.

Other income

Other income increased by US$101,242, or 67.2%, from US$150,653 for the year ended March 31, 2024 to US$251,895 for the year ended March 31, 2025. The increase was primarily attributable to higher forfeited customer advances, partially offset by lower fixed deposit interest income.

Interest expense

Interest expense increased by US$3,058, or 33.0%, from US$9,267 for the year ended March 31, 2024 to US$12,325 for the year ended March 31, 2025, primarily due to higher finance costs associated with lease liabilities.

Income tax expense

Income tax expense decreased by US$219,585, or 21.0%, from US$1,045,511 for the year ended March 31, 2024 to US$825,926 for the year ended March 31, 2025, primarily due to lower chargeable income.

Net income

As a result of the foregoing factors, net income decreased from US$4,954,484 for the year ended March 31, 2024 to US$3,842,885 for the year ended March 31, 2025.

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2025	2026
	US$	US$

ASSETS
Current Assets
Cash and Cash Equivalents	5,948,806	8,861,768
Accounts Receivable, Net	3,766,357	5,556,227
Prepaid Expenses and Other Current Assets, Net	1,193,972	1,249,597
Total Current Assets	10,909,135	15,667,592

Non-Current Assets
Plant and Equipment, Net	108,746	201,146
Right-of-Use Assets	142,525	972,200
Goodwill	-	2,900,729
Intangible Assets, Net	-	1,253,127
Prepaid Expenses and Other Non-Current Assets, Net	-	1,811,250
Total Non-Current Assets	251,271	7,138,452

TOTAL ASSETS	11,160,406	22,806,044

LIABILITIES
Current Liabilities
Lease Payable – Current	144,747	462,490
Accounts Payable	46,177	210,970
Accruals and Other Current Liabilities	3,873,327	6,142,769
Dividend Payable	5,101,002	3,549,983
Income Tax Payable	853,048	243,136
Total Current Liabilities	10,018,301	10,609,348

Non-Current Liabilities
Lease Payable – Non-Current	981	527,751
Deferred Tax Liabilities	1,325	225,810
Dividend Payable	1,500,000	1,500,000
Total Non-Current Liabilities	1,502,306	2,253,561

TOTAL LIABILITIES	11,520,607	12,862,909

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.001 par value, 25,000,000 shares authorized, 7,633,620 shares issued and outstanding as of March 31, 2025 and 11,371,120 shares issued and 10,616,741 shares outstanding as of March 31, 2026	7,634	11,371
Ordinary shares, Class B, US$0.001 par value, 25,000,000 shares authorized, 20,366,380 shares issued and outstanding as of March 31, 2025 and March 31, 2026	20,366	20,366
Treasury shares, at cost; nil shares as of 31 March 2025 and 754,379 Class A ordinary shares as of March 31, 2026	-	(749,424)
Additional paid-in capital	-	11,317,120
Accumulated Deficit	(865,997)	(2,253,741)
Merger Reserve	504,549	504,549
Accumulated Other Comprehensive Loss	(26,753)	(26,361)
Total Equity Attributable to Vantage Corp Shareholders	(360,201)	8,823,880
Non-Controlling Interest	-	1,119,255
Total Shareholders’ Equity	(360,201)	9,943,135

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,160,406	22,806,044

Current assets

Current assets increased by US$4,758,457, from US$10,909,135 as of March 31, 2025 to US$15,667,592 as of March 31, 2026, primarily due to increases in cash and cash equivalents and accounts receivable. The increase in cash and cash equivalents was primarily driven by the net proceeds from our initial public offering, while the increase in accounts receivable primarily reflected the inclusion of accounts receivable from the businesses acquired during fiscal year 2026.

Non-current assets

Non-current assets, comprising plant and equipment, right-of-use assets, goodwill, intangible assets, and prepaid expenses and other non-current assets, increased by US$6,887,181, from US$251,271 as of March 31, 2025 to US$7,138,452 as of March 31, 2026. The increase was primarily attributable to the acquisitions of PJ Marine Singapore Pte. Ltd., Peijun Marine Consultant Co., Limited, and PJ Marine Shanghai Co., Ltd. during fiscal year 2026, which resulted in the recognition of goodwill and identifiable intangible assets, as well as an increase in prepaid expenses and other non-current assets, primarily consisting of prepayments for professional services related to the corporate development, and business consultancy services.

Current liabilities

Current liabilities increased by US$591,047, from US$10,018,301 as of March 31, 2025 to US$10,609,348 as of March 31, 2026, primarily due to an increase in accruals and other current liabilities, mainly related to deferred consideration payable arising from the acquisitions, partially offset by a decrease in dividend payable.

Non-current liabilities

Non-current liabilities increased by US$751,255, from US$1,502,306 as of March 31, 2025 to US$2,253,561 as of March 31, 2026, primarily due to an increase in deferred tax liabilities arising from the acquisitions and an increase in lease liabilities associated with additional right-of-use assets recognized during the period.

Non-GAAP Financial Measure

We present Adjusted EBITDA, a non-GAAP financial measure, as a supplemental measure of our operating performance. Adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss) or any other financial measure prepared in accordance with U.S. GAAP.

We define Adjusted EBITDA as net income (loss) before interest income, interest expense, income tax expense, depreciation and amortization, as further adjusted to exclude acquisition-related transaction costs that management believes are not reflective of our core operating performance.

We believe Adjusted EBITDA provides investors with useful supplemental information because it facilitates period-to-period comparisons of our operating performance by excluding the effects of financing activities, income taxes, non-cash depreciation and amortization, and acquisition-related transaction costs that are not considered part of our ongoing operating activities. Management uses Adjusted EBITDA, together with our U.S. GAAP financial measures, to evaluate our operating performance, assess operating trends, allocate resources and make operating and strategic decisions.

Adjusted EBITDA has limitations as an analytical measure. It should not be considered in isolation or as a substitute for net income (loss), operating income, cash flows from operating activities or any other measure determined in accordance with U.S. GAAP. In addition, our calculation of Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies.

The following table reconciles Adjusted EBITDA to the most directly comparable financial measure prepared in accordance with U.S. GAAP.

	Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Net Income (Loss)	4,954,484	3,842,885	(1,316,670)
Adjustments:
Income tax expenses	1,045,511	825,926	155,708
Interest expense	9,267	12,325	355,871
Interest income	(150,653)	(25,830)	(5,447)
Depreciation and amortization	175,488	272,734	598,516
EBITDA	6,034,097	4,928,040	(212,022)
Acquisition-related transaction costs	-	-	82,870
Adjusted EBITDA	6,034,097	4,928,040	(129,152)

5.B. Liquidity and Capital Resources

The consolidated financial statements included in this annual report have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Our principal sources of liquidity have historically been cash generated from operating activities. During fiscal year 2026, our liquidity was further strengthened by the net proceeds from our initial public offering consummated in 12 June 2025.

We believe that our existing cash and cash equivalents, anticipated cash flows from operations, and the net proceeds from our initial public offering completed on June 13, 2025 and the exercise of the over-allotment option completed on June 18, 2025 will be sufficient to meet our anticipated working capital requirements, capital expenditure needs and other liquidity requirements for at least the next 12 months from the date of this annual report. However, our actual cash requirements may vary depending on our operating performance, working capital needs, capital expenditures, acquisitions and other strategic initiatives.

We may require additional financing in the future to fund operations, working capital, capital expenditures, or acquisitions. Such financing may be obtained through equity or debt offerings, including bank borrowings or other credit facilities. If additional funding is required, we may not be able to obtain it on terms acceptable to us, or at all. Any issuance of equity securities may result in dilution to shareholders, while debt financing may result in increased interest obligations and restrictive covenants.

Our ability to manage working capital, including receivables, other assets, and liabilities, may materially affect our financial condition and results of operations.

The following table presents a summary of our consolidated cash flow activity for the periods set forth below:

	Years Ended March 31,
	2024	2025	2026
	US$	US$	US$
Statements of Cash Flows Data:
Net cash (used in) provided by operating activities	(173,264)	1,895,161	(4,446,503)
Net cash used in investing activity	(36,855)	(126,455)	(997,186)
Net cash (used in) provided by financing activities	(2,212,728)	(12,427,693)	8,356,259
Net change in cash and cash equivalents	(2,422,847)	(10,658,987)	2,912,570
Cash and cash equivalents as of beginning of the year	19,030,668	16,607,536	5,948,806
Effects on currency translation on Cash and Cash Equivalents	(285)	257	392
Cash and cash equivalents as of the end of the year	16,607,536	5,948,806	8,861,768

Cash Flows for the Years Ended March 31, 2024, 2025 and 2026

Net Cash (Used in) Provided by Operating Activities

Net cash used in operating activities was US$4,446,503 for the year ended March 31, 2026, compared with net cash provided by operating activities of US$1,895,161 for the year ended March 31, 2025. The cash outflow during fiscal year 2026 was primarily attributable to our net loss of US$1,316,670, adjusted for non-cash items of US$1,171,221, together with a net cash outflow of US$4,301,054 arising from changes in operating assets and liabilities.

Net cash provided by operating activities was US$1,895,161 for the year ended March 31, 2025, compared with net cash used in operating activities of US$173,264 for the year ended March 31, 2024. The increase was primarily attributable to net income of US$3,842,885, adjusted for non-cash items of US$239,800, partially offset by a net cash outflow of US$2,187,524 arising from changes in operating assets and liabilities.

Net cash used in operating activities was US$173,264 for the year ended March 31, 2024. This was primarily attributable to net income of US$4,954,484, adjusted for non-cash items of US$258,447, which was more than offset by a net cash outflow of US$5,386,195 arising from changes in operating assets and liabilities.

Net Cash Used in Investing Activity

Net cash used in investing activities amounted to US$997,186 for the year ended March 31, 2026, compared with US$126,455 for the year ended March 31, 2025 and US$36,855 for the year ended March 31, 2024. The net cash outflow in fiscal year 2026 primarily consisted of US$783,741 paid for business acquisitions, net of cash acquired, and US$213,445 used for purchases of property and equipment. Cash used in investing activities during fiscal years 2025 and 2024 consisted primarily of purchases of property and equipment.

Net Cash (Used in) Provided by Financing Activities

Net cash provided by financing activities was US$8,356,259 for the year ended March 31, 2026, primarily reflecting net proceeds of US$11,320,857 from the issuance of ordinary shares in connection with our initial public offering, partially offset by dividend payments of US$2,215,174 and US$749,424 used for the repurchase of treasury shares.

Net cash used in financing activities was US$12,427,693 for the year ended March 31, 2025, primarily reflecting dividend payments of US$11,424,665 and repayments to a director of US$513,224.

Net cash used in financing activities was US$2,212,728 for the year ended March 31, 2024, primarily reflecting dividend payments of US$2,100,309 and repayments to a director of US$34,664, partially offset by proceeds from the issuance of share capital in Vantage Dubai of US$136,105

Capital Resources

As of March 31, 2026, we had cash and cash equivalents of US$8.9 million, compared with US$5.9 million as of March 31, 2025. The increase was primarily attributable to the net proceeds from our initial public offering, partially offset by cash used in operating activities, business acquisitions and dividend payments. We believe that our existing cash and cash equivalents, together with anticipated cash flows from operations, will be sufficient to satisfy our working capital requirements, capital expenditure needs and other liquidity requirements for at least the next 12 months from the date of this annual report.

Working Capital

We believe that we have sufficient working capital to meet our present requirements and anticipated cash needs for at least the next 12 months from the date of this annual report, taking into account our cash and cash equivalents, anticipated cash flows from operations and the net proceeds from our initial public offering completed on June 12, 2025 and the exercise of the over-allotment option completed on June 18, 2025.

	As of March 31,
	2024	2025	2026
	US$	US$	US$

Cash and cash equivalents	16,607,536	5,948,806	8,861,768
Accounts receivable, net	4,747,576	3,766,357	5,556,227
Prepaid expenses and other current assets, net	463,628	1,193,972	1,249,597
Total current assets	21,818,740	10,909,135	15,667,592
Accounts payable	200,453	46,177	210,970
Current operating lease obligations	170,052	144,747	462,490
Other current liabilities	14,018,341	9,827,377	9,935,888
Total current liabilities	14,388,846	10,018,301	10,609,348
Working capital	7,429,894	890,834	5,058,244
Current ratio	1.52	1.09	1.48

Our working capital increased from US$890,834 as of March 31, 2025 to US$5,058,244 as of March 31, 2026, while our current ratio improved from 1.09 to 1.48 over the same period. The increase was primarily attributable to the net proceeds from our initial public offering, partially offset by cash used for business acquisitions, operating activities and dividend payments.

Capital Expenditures

We incurred capital expenditures of US$36,855, US$126,455 and US$213,445 for the years ended March 31, 2024, 2025 and 2026, respectively, primarily for the purchase of plant and equipment.

We expect to fund our future capital expenditures through our existing cash and cash equivalents, anticipated cash flows from operations and, where appropriate, the remaining net proceeds from our initial public offering. We will continue to make capital expenditures as necessary to support the continued growth of our business.

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

Capital Commitments

As of March 31, 2025 and 2026, we did not have any capital commitments.

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

5.C. Research and Development, Patent and Licenses, etc.

We did not conduct any research and development activities for the year ended for the year ended March 31, 2026.

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

Trademark

As of the date of this report, we own the following registered trademarks which we use in the course of our business.

Mark	Owner	Jurisdiction	Status
Vantage Shipbrokers Pte Ltd

Algeria

Australia

Benelux

Brazil

Brunei Darussalam

Chile

Egypt

European Union

Indonesia

Israel

Japan

Malaysia

Mexico

Montenegro

Mozambique

New Zealand

Norway

Philippines

Qatar

Republic of Korea

Republic of San Marino

Russian

Singapore

Sint Maarten (Dutch part)

Switzerland

Türkiye

UAE

United Kingdom

United States of America

Registered

	Vantage Shipbrokers Pte Ltd	Singapore	Registered

Internet Domain Name

As of the date of this report, we have registered the domain names https:// www.vantageshipbrokers.com and https://www.vntg-corp.com and https://hado.codes. The information contained on this website is not a part of this report.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2026 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Note [2] to our consolidated financial statements included elsewhere in this report for additional information on our significant accounting estimates and policies.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates and judgements made by our management. As at March 31, 2026, the Company did not make any critical judgement in the process of applying the Company’s accounting policies that have a critical effect on the amount recognized in the financial statements. The Company also did not make any key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a critical risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth information regarding our Directors and Executive Officers as at the date of this report:

Name	Age	Position
Andresian D’Rozario	46	Chief Executive Officer, Director and Chairman of the Board
Lim Li Lian	44	Chief Financial Officer
Ho Ying Keat Lowell	52	Director
Francis Junior James	52	Managing Partner
Randy Yong Choon Hong	51	Managing Partner
Quah Choong Hua	53	Managing Partner
Choo Chih Chien Benjamin	50	Independent Director
Jensen Per Juul	68	Independent Director
Tan Kim Han Raymond	47	Independent Director

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

Lim Li Lian has served as our Chief Financial Officer since our inception. She has more than 20 years of experience in developing and implementing financial systems, strategies, processes and internal controls. Since June 2012, Ms. Lim has served as the Financial Controller of our subsidiary, Vantage Singapore, where she is responsible for its overall financial management and internal control functions. Since June 2023, she has also overseen the finance, tax and corporate secretarial functions of our subsidiary, Vantage Dubai. Following the acquisitions of PJ Marine Singapore Pte. Ltd., Peijun Marine Consultant Co., Limited, and PJ Marine Shanghai Co., Ltd. during fiscal year 2026, Ms. Lim has also assumed responsibility for overseeing the financial management, financial reporting, and post-acquisition integration of the acquired businesses. Ms. Lim is a Chartered Accountant of Singapore. She holds a professional qualification from The Association of Chartered Certified Accountants since December 2003.

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

6.B. Compensation

For the years ended March 31, 2026, 2025 and 2024, we paid an aggregate of approximately $3,824,059, $1,928,815 and $1,595,623, respectively in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

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

● selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

● evaluating the performance and effectiveness of the Board as a whole.

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

6.D. Employees

We have 77 full-time employees as of March 31, 2026. The following table sets forth the numbers of our full-time employees categorized by function as of March 31, 2026:

	As of March 31, 2026
Functions	Number	% of Total Employees
Management	5	7%
Front-end commercial team (Brokers)	35	46%
Operations and claims	21	27%
Back office (Finance, human resources and administrative)	7	9%
Corporate governance	1	1%
Research and strategy	4	5%
Technology	4	5%
Total	77	100%

We enter into standard employment agreements and confidentiality agreements with our employees. Employee compensation consists of base salaries, statutory social security contributions, and performance-based bonuses. For our employees in Singapore, we make contributions to the Central Provident Fund (“CPF”), Singapore’s mandatory social security savings scheme. For our employees in Hong Kong, our employees are exempt from participation in the Mandatory Provident Fund (“MPF”) scheme in accordance with applicable laws. For our employees in the People’s Republic of China (“PRC”), we make contributions to the statutory social insurance and housing provident fund schemes in accordance with applicable PRC laws and regulations. Our brokers are eligible for performance-based bonuses linked to revenue generation, while employees in operations and back-office functions are eligible for bonuses based on individual and company performance.

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

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned(2)		Class B Ordinary Shares Beneficially Owned (2)		Total Shareholding(2)	Total Voting Power
	Number	%	Number	%	%	%
Directors and Executive Officers:
Andresian D’Rozario	—	—	4,073,276	20.0%	13.28%	19.04%
Ho Ying Keat Lowell	—	—	4,073,276	20.0%	13.28%	19.04%
Francis Junior James	—	—	4,073,276	20.0%	13.28%	19.04%
Randy Yong Choon Hong	—	—	4,073,276	20.0%	13.28%	19.04%
Quah Choong Hua	—	—	4,073,276	20.0%	13.28%	19.04%
All directors and executive officers as a group	—	—	20,366,380	100%	66.40%	95.19%
5% shareholders:
—	—	—	—	—

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o #07-07, Level 7, 51 Cuppage Road, Singapore 229469.

(2)	Applicable percentage of ownership is based on 10,294,510 Class A Ordinary Shares and 20,366,380 Class B Ordinary Shares outstanding as of the date of this report.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions since April 1, 2023 to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Major Shareholders had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under Item 6.B. Compensation:

Loan Arrangement with a Related Party

During the years ended March 31, 2024, 2025 and 2026 and up to the date of this report, certain related parties are as follows:

Name of party	Relationship
Mr. Ho Ying Keat Lowell	Director of the Company

During the years ended March 31, 2024, 2025 and 2026, certain related party transactions with related party was as follows:

Name	As of March 31,				As of the date of the report
	2024		2025	2026
Mr. Ho Ying Keat Lowell	USD	513,224	-	-	-

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

C. Markets

Please refer to Item 9.A. “Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Since our initial public offering, we have not issued any additional Ordinary Shares nor granted any options, convertible instruments, or other equity-linked securities. Accordingly, no dilution occurred during the fiscal year ended March 31, 2026, and there are no material dilution events to report as of the date of this annual report..

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A. Share Capital

The share capital of the Company consists of ordinary shares. Our authorized share capital is US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each, comprising of (i) 25,000,000 Class A Ordinary Shares of nominal or par value of US$0.001 each, and (ii) 25,000,000 Class B Ordinary Shares of nominal or par value US$0.001 each. As of the date of this report, the Company had 31,737,500 ordinary shares issued, comprising 11,371,120 Class A Ordinary Shares and 20,366,380 Class B Ordinary Shares. Of these, 30,660,890 ordinary shares were outstanding, comprising 10,294,510 Class A Ordinary Shares and 20,366,380 Class B Ordinary Shares..

Treasury Shares

As of the date of this report, the Company held 1,076,610 Class A Ordinary Shares as treasury shares.

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

10.E. Taxation

The following are material tax considerations relevant to an investment in our Class A Ordinary Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Cayman Islands, Singapore, UAE, Hong Kong, PRC, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Ordinary Shares in their particular circumstances.

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

In addition to our operations in Singapore, we conduct business through subsidiaries in Hong Kong, the United Arab Emirates (“UAE”) and the People’s Republic of China (“PRC”). Our subsidiaries are subject to the applicable tax laws and regulations in the jurisdictions in which they operate. During the periods presented, our Hong Kong subsidiary did not incur Hong Kong profits tax because no assessable Hong Kong-sourced profits were identified. Our PRC subsidiary is subject to the applicable PRC tax laws and regulations. Accordingly, our consolidated effective tax rate may be affected by the relative levels of income earned in, and changes in, the tax laws and regulations of these jurisdictions.

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

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The Group may also utilise bank borrowings, where available, as part of its overall liquidity management strategy. For the three years ended March 31, 2024, March 31, 2025 and March 31, 2026, and as of the date of this report, we did not have any bank borrowings.

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

There has been no material change in the intended use of proceeds as described in the Registration Statement.

As of the date of this annual report, we have partially utilized the net proceeds from our initial public offering to fund the acquisitions of PJ Marine Singapore Pte. Ltd., PJ Marine Shanghai Co., Ltd. and Peijun Marine Consultant Co., Ltd., support working capital requirements, invest in information technology infrastructure and digitalization initiatives, repurchase Class A Ordinary Shares pursuant to our share repurchase program, and for other general corporate purposes, consistent with the intended use of proceeds described in the Registration Statement. We intend to use the remaining net proceeds to support global expansion, talent acquisition, further enhancement of our information technology systems and digital products, working capital, and other general corporate purposes.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of March 31, 2025 and March 31, 2026, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

	Year Ended March 31,
	2025	2026
	USD	USD

Services
Audit Fees(1)	120,000	163,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Other Fees(4)	-	-
Total	120,000	163,000

(1)	Audit Fees. Audit fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual consolidated financial statements, review of the interim financial information and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditor, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the last two fiscal years for professional services rendered by our auditor for tax compliance, tax advice, and tax planning.

(4)	Other Fees. Other fees mean the aggregate fees incurred from professional services rendered by our auditor other than services included under Audit Fees, Audit-related Fees.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase Program

On November 5, 2025, we issued a press release announcing that its Board of Directors approved a Share Repurchase Program under which the Company may repurchase up to US$1 million of its Class A ordinary shares, subject to the relevant rules under the Exchange Act, and the Company’s insider trading policy. The program became effective immediately and is scheduled to remain in effect until December 31, 2026, unless earlier terminated, suspended or modified by the Company’s Board of Directors.

Under the Share Repurchase Program, the Company may repurchase shares from time to time through open market purchases at prevailing market prices, privately negotiated transactions, or by other means, in accordance with applicable securities laws, including Rule 10b-18 under the Exchange Act (to the extent applicable) and the Company’s insider trading policy. The actual timing, price and number of shares repurchased will be determined at the discretion of the Company’s management, based on several factors, including market conditions, the market price and trading volume of the Company’s Class A ordinary shares, other investment opportunities, legal and regulatory requirements, the Company’s business outlook, and capital allocation priorities. The Share Repurchase Program does not obligate the Company to repurchase any specific number of shares and may be suspended or discontinued at any time, without prior notice.

The Company expects to utilize its existing cash and cash equivalents to fund any repurchases under the Share Repurchase Program. To date, the Company has not funded any repurchases through debt or other external financing.

Updates to the Share Repurchase Program

The Company completed its share repurchase program on June 30, 2026, having repurchased an aggregate of 1,076,610 Class A Ordinary Shares for an aggregate net cost of approximately US$997,898, including brokerage commissions and other transaction costs.

Period of Purchases

During the period from November 6, 2025 through June 30, 2026, the Company repurchased Class A Ordinary Shares pursuant to the Share Repurchase Program, as summarized in the table below:

Period	Total Number of Class A Ordinary Shares Purchased(1)	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Program(1)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program (US$)(2)
April 1, 2025 to October 31, 2025	-	-	-	1,000,000
November 1, 2025 to November 30, 2025	557,441	1.0163	557,441	433,490
December 1, 2025 to December 31, 2025	196,938	0.9288	196,938	250,576
January 1, 2026 to January 31, 2026	-	-	-	250,576
February 1, 2026 to February 28, 2026	-	-	-	250,576
March 1, 2026 to March 31, 2026	-	-	-	250,576
April 1, 2026 to April 30, 2026	20,116	0.8402	20,116	233,674
May 1 to May 31, 2026	81,521	0.7691	81,521	170,974
Jun 1 to Jun 30, 2026	220,594	0.7655	220,594	0

(1)	On November 5, 2025, the Board approved a Share Repurchase Program authorizing repurchases of up to US$1 million of Class A ordinary shares, effective through December 31, 2026. Repurchases may be made through open market purchases, privately negotiated transactions, or other means in accordance with applicable securities laws and the Company’s insider trading policy. The program does not obligate the Company to repurchase any specific number of shares and may be suspended or discontinued at any time. All repurchases were made in open market transactions in accordance with the announced program. No shares were purchased outside the program or by any affiliated purchaser.

(2)	The remaining authorization is calculated as the original US$1 million authorization less the aggregate dollar value of shares repurchased under the program, based on average price paid per share including commissions and transaction costs.

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

Similarly, in the area of product security for Hadō its software development group, the team promotes software security initiatives throughout the entire development and usage lifecycle of its products, including product development with security-by-design and multi-layered protection in mind, coupled with the collection and monitoring of threat and vulnerability information. Hadō is currently in the midst of certifying under the Cyber Trust mark in Singapore.

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

Cybersecurity Governance

As part of the company-wide risk management process, Vantage Corp has established a governance subcommittee that includes members of the board of directors and audit board. The subcommittee discusses cybersecurity as one of the company-wide risks. Vantage Corp’s cybersecurity team is led by the Head of Information Technology and reports serious cybersecurity risks or incidents to the board of directors and the audit board as they arise. The Head of Information Technology is responsible for managing the cybersecurity risks and strategic processes described above, as well as overseeing the prevention, mitigation, detection, and remediation of cybersecurity incidents. Vantage Corp’s process for identifying, tracking and managing cybersecurity risks on a daily basis is primarily carried out by the cybersecurity team led by the Head of Information Technology. Cybersecurity incidents at Vantage Corp or Vantage Corp’s group companies or suppliers are reported to the cybersecurity team in a timely manner as it occurs and escalated to the Head of Information Technology according to the severity of the incident where an established system to take appropriate and prompt action to resolve incidents is deployed.

As of the date of this report, the Company has not encountered any cybersecurity incidents deemed material to the Company as a whole.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
2.1	Specimen Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
2.2	Representative’s Warrants issued on June 13, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on June 13, 2025)
2.3	Representative’s Warrants issued on June 18, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on June 18, 2025)
2.4*	Description of Securities

4.1	Underwriting Agreement dated June 11, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on June 13, 2025)
4.2	Form of Employment Agreement, by and between the Company and its executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
4.3	Acting-in-concert Deed of Confirmation by and among the Major Shareholders dated September 20, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
4.4	Acting-in-concert Deed of Confirmation by and among the Major Shareholders dated November 18, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
11.2	Corporate Governance Guidelines (incorporated by reference to Exhibit 99.7 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
11.3	Insider Trading Policy (incorporated by reference to Exhibit 11.3 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on July 28, 2025)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Clawback Policy (incorporated by reference to Exhibit 99.8 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Vantage Corp (Singapore)

/s/ Andresian D’Rozario
Andresian D’Rozario
Chief Executive Officer and Director

Date: July 27, 2026

VANTAGE CORP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Vantage Corp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vantage Corp and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vantage Corp as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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
Singapore
July 27, 2026 PCAOB ID: 3487

VANTAGE CORP

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2025	2026
	US$	US$

ASSETS
Current Assets
Cash and Cash Equivalents	5,948,806	8,861,768
Accounts Receivable, Net	3,766,357	5,556,227
Prepaid Expenses and Other Current Assets, Net	1,193,972	1,249,597
Total Current Assets	10,909,135	15,667,592

Non-Current Assets
Plant and Equipment, Net	108,746	201,146
Right-of-Use Assets	142,525	972,200
Goodwill	-	2,900,729
Intangible Assets, Net	-	1,253,127
Prepaid Expenses and Other Non-Current Assets, Net	-	1,811,250
Total Non-Current Assets	251,271	7,138,452

TOTAL ASSETS	11,160,406	22,806,044

LIABILITIES
Current Liabilities
Lease Payable – Current	144,747	462,490
Accounts Payable	46,177	210,970
Accruals and Other Current Liabilities	3,873,327	6,142,769
Dividend Payable	5,101,002	3,549,983
Income Tax Payable	853,048	243,136
Total Current Liabilities	10,018,301	10,609,348

Non-Current Liabilities
Lease Payable – Non-Current	981	527,751
Deferred Tax Liabilities	1,325	225,810
Dividend Payable	1,500,000	1,500,000
Total Non-Current Liabilities	1,502,306	2,253,561

TOTAL LIABILITIES	11,520,607	12,862,909

SHAREHOLDERS’ EQUITY
Ordinary shares, Class A, US$0.001 par value, 25,000,000 shares authorized, 7,633,620 shares issued and outstanding as of March 31, 2025 and 11,371,120 shares issued and 10,616,741 shares outstanding as of March 31, 2026	7,634	11,371
Ordinary shares, Class B, US$0.001 par value, 25,000,000 shares authorized, 20,366,380 shares issued and outstanding as of March 31, 2025 and March 31, 2026	20,366	20,366
Treasury shares, at cost, nil shares as of March 31, 2025 and 754,379 Class A ordinary shares as of March 31, 2026	-	(749,424)
Additional paid-in capital	-	11,317,120
Accumulated Deficit	(865,997)	(2,253,741)
Merger Reserve	504,549	504,549
Accumulated Other Comprehensive Loss	(26,753)	(26,361)
Total Equity Attributable to Vantage Corp Shareholders	(360,201)	8,823,880
Non-Controlling Interest	-	1,119,255
Total Shareholders’ Equity	(360,201)	9,943,135

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,160,406	22,806,044

The accompanying notes are an integral part of these consolidated financial statements.

VANTAGE CORP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Revenue	19,999,294	18,659,141	17,837,611
Cost of Revenue	(10,560,766)	(10,044,402)	(10,427,222)
Gross Profit	9,438,528	8,614,739	7,410,389
Operating Expenses:
Selling and Marketing Expenses	1,063,533	1,130,799	1,489,005
Depreciation and Amortization	175,488	272,734	598,516
General and Administrative Expenses	2,361,763	2,798,028	6,156,987
Total Operating Expenses	3,600,784	4,201,561	8,244,508
Income (Loss) from Operations	5,837,744	4,413,178	(834,119)
Other Income (Expense):
Government Grants	20,865	16,063	19,923
Other Income	150,653	251,895	9,105
Interest Expense	(9,267)	(12,325)	(355,871)
Total Other Income (Expense)	162,251	255,633	(326,843)
Income (Loss) before Tax Expense	5,999,995	4,668,811	(1,160,962)
Income Tax Expense	(1,045,511)	(825,926)	(155,708)
Net Income (Loss) for the Year	4,954,484	3,842,885	(1,316,670)

Other Comprehensive Income (Loss):
Foreign currency translation adjustment, net of tax	(285)	(26,468)	392
Comprehensive Income (Loss)	4,954,199	3,816,417	(1,316,278)
Less: Comprehensive income attributable to non-controlling interests	-	-	71,074
Total Comprehensive Income (Loss) attributable to Vantage Corp Shareholders	4,954,199	3,816,417	(1,387,352)

Net Income (Loss) Per Share Attributable to Vantage Corp Shareholders
Basic and Diluted	0.17	0.14	(0.04)

Weighted Average Number of Outstanding Ordinary Shares
Basic and Diluted	28,000,000 *	28,000,000	30,983,322

*	Retroactively presented for 28,000,000 ordinary shares issued in preparation of the Company’s initial public offering

The accompanying notes are an integral part of these consolidated financial statements.

VANTAGE CORP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares, Class A		Ordinary Shares, Class B		Treasury Shares, At Cost		Additional paid-in	Retained Earnings (Accumulated	Merger	Accumulated Other Comprehensive	Total Equity Attributable to Vantage Corp	Non-Controlling	Total
	Shares	Par Value US$	Shares	Par Value US$	Shares	US$	Capital US$	Deficit) US$	Reserve US$	Loss US$	Shareholders US$	Interest US$	Equity US$
Balance as of April 1, 2023	-	-	1	-	-	-	357,889	9,491,951	-	-	9,849,840	-	9,849,840

Issuance of ordinary shares	-	-	-	-	-	-	136,105	-	-	-	136,105	-	136,105
Net income, representing Comprehensive Income	-	-	-	-	-	-	-	4,954,484	-	(285)	4,954,199	-	4,954,199
Dividend Declared	-	-	-	-	-	-	-	(7,305,322)	-	-	(7,305,322)	-	(7,305,322)
Balance as of March 31, 2024	-	-	1	-	-	-	493,994	7,141,113	-	(285)	7,634,822	-	7,634,822
Issuance of ordinary shares arising from business reorganization	7,633,620	7,634	20,366,379	20,366	-	-	(493,994)	-	504,549	-	38,555	-	38,555
Net income, representing Comprehensive Income	-	-	-	-	-	-	-	3,842,885	-	(26,468)	3,816,417	-	3,816,417
Dividend Declared	-	-	-	-	-	-	-	(11,849,995)	-	-	(11,849,995)	-	(11,849,995)
Balance as of March 31, 2025	7,633,620	7,634	20,366,380	20,366	-	-	-	(865,997)	504,549	(26,753)	(360,201)	-	(360,201)
Issuance of Class A ordinary shares in the initial public offering, net of issuance costs	3,737,500	3,737	-	-	-	-	11,317,120	-	-	-	11,320,857	-	11,320,857
Net loss, representing Comprehensive Loss	-	-	-	-	-	-	-	(1,387,744)	-	392	(1,387,352)	71,074	(1,316,278)
Repurchase of treasury shares	-	-	-	-	754,379	(749,424)	-	-	-	-	(749,424)	-	(749,424)
Recognition of non-controlling interests on business acquisitions	-	-	-	-	-	-	-	-	-	-	-	1,048,181	1,048,181
Balance as of March 31, 2026	11,371,120	11,371	20,366,380	20,366	754,379	(749,424)	11,317,120	(2,253,741)	504,549	(26,361)	8,823,880	1,119,255	9,943,135

The accompanying notes are an integral part of these consolidated financial statements.

VANTAGE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Cash Flows From Operating Activities
Net Income (Loss)	4,954,484	3,842,885	(1,316,670)
Adjustments:
Depreciation and Amortization	175,488	272,734	598,516
Reversal of Allowance for Credit Loss on Accounts Receivable	(153,894)	(131,566)	(123,665)
Property and Equipment Written Off	-	-	28,334
Gain on Derecognition of Operating Lease Right-of-Use Asset	-	-	(1,437)
Interest Expense – Deferred Consideration	-	-	304,758
Allowance for Expected Credit Loss on Accounts Receivable	236,853	99,263	371,299
Unrealised Foreign Exchange (Gain) / Loss	-	(631)	(6,584)
Changes in Operating Assets and Liabilities:
Accounts Receivable	(37,965)	1,013,522	(1,179,746)
Prepaid Expenses and Other Current Assets	(145,565)	(1,003,294)	(1,846,610)
Accounts Payable	171,644	(154,276)	5,495
Accruals and Other Current Liabilities	(5,035,950)	(1,629,890)	(186,941)
Operating Lease Right-of-Use Assets and Lease Liabilities, net	(160,335)	(214,650)	(430,749)
Income Tax Payable	(178,024)	(198,936)	(662,503)
Net Cash (Used in) Provided by Operating Activities	(173,264)	1,895,161	(4,446,503)

Cash Flows From Investing Activities
Purchases of Plant and Equipment	(36,855)	(126,455)	(213,445)
Cash paid for Business Acquisitions, Net of Cash Acquired	-	-	(783,741)
Net Cash Used in Investing Activities	(36,855)	(126,455)	(997,186)

Cash Flows From Financing Activities
Dividend Paid	(2,100,309)	(11,424,665)	(2,215,174)
Repayment to a Director	(34,664)	(513,224)	-
Deferred IPO costs	(213,860)	(501,770)	-
Repurchase of Treasury Shares	-	-	(749,424)
Proceeds from Issuance of Ordinary Shares	136,105	11,966	11,320,857
Net Cash (Used in) Provided by Financing Activities	(2,212,728)	(12,427,693)	8,356,259

Net Change in Cash and Cash Equivalents	(2,422,847)	(10,658,987)	2,912,570
Cash and Cash Equivalents as of Beginning of the Year	19,030,668	16,607,536	5,948,806
Effects on Currency Translation on Cash and Cash Equivalents	(285)	257	392
Cash and Cash Equivalents as of the End of the Year	16,607,536	5,948,806	8,861,768

Supplementary Cash Flows Information
Cash Paid for Taxes	(1,223,534)	(1,024,862)	(876,268)

The accompanying notes are an integral part of these consolidated financial statements.

VANTAGE CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Vantage Corp (the “Company”) is an exempted company incorporated on April 2, 2024, under the laws of the Cayman Islands. Through its subsidiaries, the Company earns broking commissions based on the value of freight, freight hire, or assets. For broking services, commissions are earned either as a percentage of the underlying contract value or as a fixed fee per contract.

The Company’s brokers act as intermediaries between shipping principals, facilitating transactions across global maritime markets. The Company connects charterers with cargo interests and vessel owners with available capacity, enabling the negotiation of voyage charter, time charter, and contract of affreightment terms, including freight and hire rates. The Company operates across major global shipping markets and maritime hubs.

Reorganization

The Group’s shipbroking business commenced operations in April 2012 through Vantage Shipbrokers Pte. Ltd. (“Vantage Singapore”), which was incorporated in Singapore on May 12, 2011. In June 2023, the Group expanded its operations into the Middle East through the incorporation of Vantage Nexus Commercial Brokers Co. L.L.C. (“Vantage Dubai”) in the United Arab Emirates on June 20, 2023.

On February 2, 2026, the Company incorporated Hado Pte. Ltd. (“Hadō”) in Singapore as a wholly owned subsidiary to support the Group’s information technology development and digitalization initiatives.

As part of the corporate reorganization undertaken in preparation for the Company’s initial public offering, Vantage (BVI) Corporation (“Vantage BVI”) was incorporated in the British Virgin Islands on April 2, 2024. The Group’s corporate structure as of March 31, 2026 comprised the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Vantage Corp	April 2, 2024	100%	Cayman Islands	Holding Business

Vantage (BVI) Corporation	April 2, 2024	100%	British Virgin Islands	Holding Business

Vantage Shipbrokers Pte. Ltd.	May 12, 2011	100%	Singapore	Ship Broking Services

Vantage Nexus Commercial Brokers Co. L.L.C	June 20, 2023	100%	Dubai	Commercial Brokers

Hado Pte. Ltd.	February 2, 2026	100%	Singapore	IT Services

PJ Marine Singapore Pte. Ltd.	January 2, 2026	100%	Singapore	Ship Broking Services

Peijun Marine Consultant Co., Ltd	January 27, 2026	60%	Hong Kong	Ship Broking Services

PJ Marine Shanghai Co., Ltd	March 23, 2026	60%	PRC	Ship Broking Services

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – CONTINUED

Reorganization..cont’d

The Reorganization was completed on November 28, 2024. Upon completion of the Reorganization, Vantage Corp became the ultimate holding company of the entities listed above, resulting in a change in the reporting entity from Vantage Shipbrokers Pte. Ltd. and Vantage Nexus Commercial Brokers Co. L.L.C. to Vantage Corp.

The Reorganization was accounted for as a recapitalization of entities under common control because Vantage Shipbrokers Pte. Ltd. and Vantage Nexus Commercial Brokers Co. L.L.C. were under the common control of the same controlling shareholders before and after the Reorganization.

Accordingly, the Reorganization has been accounted for in accordance with ASC 805-50, Business Combinations—Related Issues. The consolidated financial statements have been prepared on a retrospective basis as if Vantage Corp had been the holding company of the reorganized entities for all periods presented, similar to a pooling-of-interests.

The accompanying consolidated financial statements include the assets, liabilities, results of operations, and cash flows of the reorganized entities for all periods presented, after eliminating all intercompany balances and transactions.

Completion of the Initial Public Offering

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

Acquisitions

On January 2, 2026, the Company acquired 100% of the equity interests of PJ Marine Singapore Pte. Ltd. (“PJ SIN”), a private company incorporated in Singapore and principally engaged in ship broking services.

On January 27, 2026, the Company acquired 60% of the equity interests in Peijun Marine Consultant Co., Ltd (“PJ HK”), a private company incorporated in Hong Kong and principally engaged in ship broking services.

On March 23, 2026, the Company acquired 60% of the equity interests in PJ Marine Shanghai Co., Ltd (“PJ SH”), a private company incorporated in the PRC and principally engaged in ship broking services.

These transactions are described in further detail in Note 3 (Business Combinations), including the allocation of purchase consideration and fair value measurement of identifiable assets and liabilities acquired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2. Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

The accompanying consolidated financial statements include the consolidated balance sheets as of March 31, 2025 and 2026, and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2026.

(b) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries in which the Company has a controlling financial interest. All significant intercompany balances, transactions and unrealized gains and losses have been eliminated upon consolidation.

Non-controlling interests represent the equity interests in subsidiaries that are not attributable, directly or indirectly, to the Company. Non-controlling interests are presented as a separate component of shareholders’ equity in the consolidated balance sheets. Net income (loss) and comprehensive income (loss) are attributed to the shareholders of the Company and the non-controlling interests based on their respective ownership interests.

(c) Business combinations

The Company accounts for business combinations in accordance with ASC 805, Business Combinations. Business combinations are accounted for using the acquisition method, whereby the identifiable assets acquired, liabilities assumed and any non-controlling interests are recognized at their acquisition-date fair values.

The excess of (i) the consideration transferred, together with the fair value of any non-controlling interests, where applicable, over (ii) the fair value of the identifiable net assets acquired is recognized as goodwill. If the fair value of the identifiable net assets acquired exceeds the consideration transferred, the resulting bargain purchase gain is recognized in earnings on the acquisition date. Acquisition-related costs are expensed as incurred.

During the year ended March 31, 2026, the Company completed the acquisitions of PJ Marine Singapore Pte. Ltd., Peijun Marine Consultant Co., Ltd. and PJ Marine Shanghai Co., Ltd., which are further described in Note 3.

(d) Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities in the consolidated financial statements.

Significant accounting estimates include, but are not limited to:

●	allowance for credit loss on accounts receivable;
●	impairment assessments of goodwill and long-lived assets;
●	valuation of assets acquired and liabilities assumed in business combinations, including customer relationship intangible assets;
●	determination of the useful lives of finite-lived intangible assets;
●	fair value of deferred consideration;
●	lease assumptions used in measuring right-of-use assets and lease liabilities; and
●	deferred tax assets and valuation allowances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(d) Use of Estimates and Assumptions - Continued

Management bases these estimates and assumptions on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

(e) Risks and uncertainties

The Company operates in Singapore, the United Arab Emirates (“UAE”), Hong Kong and the People’s Republic of China (“PRC”). Accordingly, the Company’s business, financial condition and results of operations are subject to risks arising from changes in economic, political, legal, regulatory and tax environments in these jurisdictions, as well as global economic conditions.

The Company’s operations in the PRC are subject to evolving laws, regulations and government policies that could affect its business operations, financial condition and results of operations.

(f) Foreign currency translation and transaction

The consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”), which is the Company’s reporting currency.

The functional currency of Vantage Corp, Vantage (BVI) Corporation, Vantage Shipbrokers Pte. Ltd., Hado Pte. Ltd., PJ Marine Singapore Pte. Ltd. and Peijun Marine Consultant Co., Ltd. is the U.S. dollar, as these entities primarily conduct their operations in U.S. dollar-denominated transactions.

The functional currency of Vantage Nexus Commercial Brokers Co. L.L.C. is the United Arab Emirates Dirham (“AED”).

The functional currency of PJ Marine Shanghai Co., Ltd. is the Chinese Renminbi (“RMB”), as it operates primarily in the PRC economic environment.

Assets and liabilities of subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expenses are translated using the average exchange rates prevailing during the reporting period, which approximate the exchange rates at the dates of the underlying transactions. Translation adjustments resulting from the translation of foreign subsidiaries’ financial statements are recognized as a separate component of accumulated other comprehensive income (loss) within shareholders’ equity.

Foreign currency transaction gains and losses arising from transactions denominated in currencies other than an entity’s functional currency are recognized in the consolidated statements of operations and comprehensive income (loss) within other income (expense).

(g) Fair value measurement

Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When measuring fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use in pricing the asset or liability.

ASC 820, Fair Value Measurement, establishes a fair value hierarchy that prioritizes the use of observable inputs and minimizes the use of unobservable inputs in measuring fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(g) Fair value measurement – Continued

The three levels of the fair value hierarchy are as follows:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2: Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets in inactive markets, or other inputs that are observable or can be corroborated by observable market data.
●	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the fair value measurement.

During the year ended March 31, 2026, the Company applied Level 3 fair value measurements in connection with the business acquisitions described in Note 3, including the valuation of customer relationship intangible assets, deferred consideration liabilities and non-controlling interests. These fair value measurements were based on valuation techniques that incorporated significant unobservable inputs, including projected future cash flows, customer attrition rates and discount rates.

The carrying amounts of cash and cash equivalents, accounts receivable and other current assets, accounts payable, accruals and other current liabilities approximate their fair values due to the short-term maturities of these instruments.

Lease liabilities are measured at amortized cost after initial recognition and are not subsequently measured at fair value on a recurring basis.

(h) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party.

The Company applies ASC 850, Related Party Disclosures, in identifying related parties and disclosing related party transactions. Related party transactions are recorded based on the contractual terms agreed between the parties. The Company discloses all material related party transactions and balances in the notes to the consolidated financial statements.

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposits with financial institutions that have original maturities of three months or less when purchased. Cash and cash equivalents are unrestricted as to withdrawal and use.

The Company maintains cash balances with reputable financial institutions in the jurisdictions in which it operates. Cash balances may at times exceed federally or locally insured limits. The Company has not experienced any losses on such accounts and believes it is not exposed to significant credit risk with respect to these cash balances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(j) Accounts receivable, net

Accounts receivable are stated at amortized cost, net of an allowance for expected credit loss.

The Company estimates the allowance for expected credit loss in accordance with ASC 326, Financial Instruments—Credit Loss, based on historical collection experience, the aging of outstanding receivables, current economic conditions, reasonable and supportable forecasts, and customer-specific factors affecting collectability.

The allowance is adjusted when information becomes available indicating that specific receivables may not be collectible. Accounts receivable are written off when all reasonable collection efforts have been exhausted and recovery is no longer considered probable. The Company does not generally require collateral or other credit enhancements from its customers.

(k) Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost includes the purchase price of the asset and expenditures that are directly attributable to bringing the asset to the location and condition necessary for its intended use.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets as follows:

Asset Category	Estimated useful life

Computers	3-5 years
Furniture and fittings	5 years
Office equipment	5 years
Renovation	5 years

Repairs and maintenance that do not materially extend the useful lives or improve the expected future economic benefits of the related assets are charged to expense as incurred. Major renewals, replacements and improvements that substantially extend the useful lives of the assets or enhance their future economic benefits are capitalized.

Plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset is determined not to be recoverable, an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value.

Upon retirement or disposal, the cost and accumulated depreciation of the asset are removed from the consolidated balance sheets, and any resulting gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss).

(l) Goodwill

Goodwill represents the excess of the consideration transferred, together with the fair value of any non-controlling interests, where applicable, over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it may be impaired.

The Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is performed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(l) Goodwill - Continued

The quantitative impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value, limited to the carrying amount of goodwill allocated to that reporting unit.

The determination of the fair value of a reporting unit requires significant management judgment and estimates, including assumptions relating to future cash flows, discount rates, market conditions and other relevant factors.

The Company performs its annual goodwill impairment test as of March 31 of each year.

(m) Intangible assets, net

Intangible assets acquired in a business combination are recognized separately from goodwill when they meet the contractual-legal or separability criteria under ASC 805, Business Combinations, and are initially measured at their acquisition-date fair values.

Customer relationship intangible assets represent the value associated with established customer relationships and the expected future economic benefits arising from those relationships.

Customer relationship intangible assets have finite useful lives and are amortized on a straight-line basis over their estimated useful life of five years, commencing on the acquisition date.

Subsequent to initial recognition, customer relationship intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.

The Company evaluates finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If the carrying amount of an intangible asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value.

Customer relationship intangible assets are derecognized upon disposal or when no future economic benefits are expected from their use or disposal. Any resulting gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in the period in which the asset is derecognized.

(n) Impairment of long-lived assets

The Company reviews long-lived assets, including property and equipment, right-of-use assets and finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Recoverability is assessed by comparing the carrying amount of the asset or asset group with the estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value.

Fair value is determined using appropriate valuation techniques, including discounted cash flow analyses or other market-based approaches, as appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(o) Dividends

Dividends are recognized as a liability when they are declared by the Company’s Board of Directors. Dividends declared after the balance sheet date are not recognized as a liability until they are approved and declared.

(p) Commitments and contingencies

In the ordinary course of business, the Company is subject to various commitments and contingencies, including operating lease commitments, legal proceedings, regulatory matters, government investigations, and tax-related matters.

The Company accounts for contingencies in accordance with ASC 450, Contingencies. A liability is recognized when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If a loss is reasonably possible but not probable, or if the amount of the loss cannot be reasonably estimated, the Company discloses the nature of the contingency when required.

(q) Merger reserve

Business combinations involving entities under common control are accounted for using the carrying value method. Any difference between the consideration transferred and the historical carrying amounts of the net assets acquired is recognized as an adjustment to shareholders’ equity and presented as merger reserve.

(r) Deferred IPO costs

The Company accounts for deferred offering costs in accordance with ASC 340-10-S99-1 (SEC Staff Accounting Bulletin Topic 5A, Expenses of Offering). Deferred offering costs consist principally of underwriting fees, legal fees, accounting fees and other direct incremental costs that are directly attributable to a proposed public offering.

Deferred offering costs are capitalized until the completion of the offering. Upon the successful completion of the offering, such costs are recorded as a reduction of the gross proceeds received and charged against additional paid-in capital.

(s) Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”).

ASC 606 establishes a five-step model for recognizing revenue from contracts with customers:

(1) Identify the contract with a customer;

(2) Identify the performance obligations in the contract;

(3) Determine the transaction price;

(4) Allocate the transaction price to the performance obligations in the contract; and

(5) Recognize revenue when (or as) the Company satisfies a performance obligation by transferring control of the promised services to the customer.

Revenue is measured based on the consideration specified in the contract with the customer and excludes amounts collected on behalf of third parties.

The Company primarily generates revenue from providing shipbroking services, including freight commissions, time charter (hire) commissions, demurrage commissions, deviation and other commissions, and sale and purchase of vessel commissions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(s) Revenue Recognition - Continued

Freight commissions, demurrage commissions and deviation and other commissions

Revenue from freight commissions, demurrage commissions and deviation and other commissions is generally recognized at a point in time when the underlying transaction has been completed and the Company’s performance obligation has been satisfied. Revenue is generally recognized at a point in time when the underlying transaction has been completed, the Company’s performance obligation has been satisfied, and the Company has an enforceable right to receive the commission.

Time charter (hire) commissions

Revenue from time charter (hire) commissions is recognized over time throughout the charter period as the Company satisfies its performance obligation by providing continuous brokerage services under the charter arrangement. Progress toward completion is measured using the passage of time over the charter period, which management believes faithfully depicts the transfer of services to the customer. Commission income is recognized as the Company becomes entitled to consideration under the terms of the underlying charter agreement.

Sale and purchase of vessel commissions

Revenue from sale and purchase of vessel commissions is recognized at a point in time upon completion of the sale and purchase transaction, when the Company’s performance obligation has been fully satisfied and the Company has an enforceable right to receive the commission.

(t) Cost of revenue

Cost of revenue primarily consists of employee compensation and benefits for personnel directly involved in providing shipbroking services, commissions expenses and other direct costs incurred in delivering the Company’s services.

(u) Selling and marketing expenses

Selling and marketing expenses primarily consist of entertainment expenses, transportation costs, travel expenses and other costs incurred in promoting the Company’s services and maintaining customer relationships.

(v) General and administrative expenses

General and administrative expenses primarily consist of employee compensation and benefits for administrative and management personnel, office expenses, legal and professional fees, information technology expenses, insurance, and other general corporate administrative expenses.

(w) Government Grant

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received.

Government grants related to income are recognized in the consolidated statements of operations on a systematic basis over the periods in which the Company recognizes the related expenses that the grants are intended to compensate.

Government grants received before the related recognition criteria have been satisfied are recorded as deferred liabilities within accrued and other liabilities until the applicable conditions have been fulfilled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(x) Retirement Plan Costs

Contributions to retirement plans, which are defined contribution plans, are recognized in cost of revenue or general and administrative expenses, depending on the function of the related employees.

The Company participates in a government-mandated, multi-employer defined contribution pension scheme for its eligible full-time employees in Singapore. The Company is required to contribute a specified percentage of employees’ relevant income based on their age and wage levels.

For employees in the PRC, the Company is required to contribute to statutory social insurance schemes, which include pension insurance, medical insurance, unemployment insurance, work-related injury insurance, and maternity insurance, in accordance with applicable PRC regulations.

(y) Operating leases

The Company accounts for leases in accordance with ASC 842, Leases. At the commencement date of a lease, the Company recognizes a right-of-use (“ROU”) asset and a corresponding lease liability for leases with terms greater than twelve months.

Lease liabilities are measured at the present value of future lease payments over the lease term. Right-of-use assets are initially measured based on the corresponding lease liability, adjusted for any lease payments made at or before commencement, lease incentives received, and initial direct costs.

The Company determines whether an arrangement contains a lease at contract inception.

The Company primarily leases office facilities under operating lease arrangements. Operating lease expense is recognized on a straight-line basis over the lease term.

When the implicit rate in the lease is not readily determinable, the Company uses its incremental borrowing rate to determine the present value of future lease payments.

Lease terms include renewal options when the Company is reasonably certain to exercise such options.

The Company has elected the short-term lease recognition exemption permitted under ASC 842. Accordingly, right-of-use assets and lease liabilities are not recognized for qualifying short-term leases. Lease payments for qualifying short-term leases are recognized as lease expense as incurred.

(z) Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Current income taxes are provided based on taxable income for the year in accordance with the tax laws of the jurisdictions in which the Company operates.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which the temporary differences are expected to reverse. The effect of changes in tax laws or tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

(z) Income taxes – continued

Deferred tax assets are reduced by a valuation allowance when, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the financial statement effects of uncertain tax positions only when it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authority based on its technical merits. Interest and penalties related to uncertain tax positions, if any, are recognized as a component of income tax expense.

(aa) Segment reporting

The Company determines its operating segments in accordance with ASC 280, Segment Reporting. Operating segments are identified based on the manner in which the Company’s Chief Operating Decision Maker (“CODM”) regularly reviews financial information for purposes of allocating resources and assessing performance. The CODM reviews the Company’s financial information on a consolidated basis to evaluate operating performance and allocate resources. Accordingly, the Company has determined that it operates as a single operating segment and a single reportable segment.

Additional information regarding the Company’s segment reporting is included in Note 18 – Segment Reporting.

(ab) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to Vantage Corp shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. For periods in which the Company reports a net loss, diluted loss per share is the same as basic loss per share because the inclusion of potential ordinary shares would be anti-dilutive.

(ac) Recent accounting pronouncements

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

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted.

Except as discussed above, the Company does not believe that any other recently issued accounting standards, if currently adopted, would have a material effect on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	BUSINESS COMBINATIONS

Overview of Acquisitions

During the year ended March 31, 2026, the Company completed the acquisition of the following entities:

● PJ Marine Singapore Pte. Ltd. on January 2, 2026

● Peijun Marine Consultant Co., Ltd. on January 27, 2026

● PJ Marine Shanghai Co., Ltd. on March 23, 2026

These acquisitions were accounted for as business combinations in accordance with ASC 805, Business Combinations. The Company concluded that each acquired entity met the definition of a business, as the acquired set included inputs and substantive processes capable of generating outputs.

The results of operations of PJ Marine Singapore Pte. Ltd., Peijun Marine Consultant Co., Ltd. and PJ Marine Shanghai Co., Ltd. have been included in the Company’s consolidated financial statements from their respective acquisition dates.

For the year ended March 31, 2026, the acquired businesses collectively contributed revenue of approximately US$817,704 and net income of approximately US$326,126 to the Company’s consolidated results of operations.

Pro forma revenue data and pro forma earnings data were not disclosed because the impact was immaterial.

Acquisition of PJ Marine Singapore Pte. Ltd.

On January 2, 2026, the Company acquired 100% equity interest in PJ Marine Singapore Pte. Ltd.

The total consideration comprised (i) cash consideration of US$965,000 payable at closing, and (ii) deferred cash consideration of US$965,000 payable one year after the acquisition date.

The deferred consideration is non-interest bearing (Note 10). The acquisition date fair value was determined by discounting the expected future payment using an appropriate discount rate reflecting market participant assumptions. The difference between the nominal amount and fair value is recognized as a deferred consideration payable at the acquisition date. The deferred consideration payable is subsequently measured at amortized cost using the effective interest method and accreted to its contractual settlement amount, with the unwinding of the discount recognized as interest expense over the one-year settlement period.

Fair value of consideration transferred	US$
Cash consideration paid at closing	965,000
Fair value of deferred consideration	794,032
Total consideration transferred	1,759,032

Net tangible assets acquired	US$
Assets
Cash and cash equivalents	521,927
Accounts receivable, net	576,370
Prepaid expenses and other current assets, net	250
Total assets acquired	1,098,547

Liabilities
Accounts payable	20,227
Accruals and other current liabilities	529,072
Dividend payable	426,092
Income tax payable	44,841
Total liabilities assumed	1,020,232

Net tangible assets acquired	78,315

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	BUSINESS COMBINATIONS – CONTINUED

Acquisition of PJ Marine Singapore Pte. Ltd. - Continued

Allocation of purchase consideration	US$
Net tangible assets acquired	78,315
Customer relationship intangible assets (Note 9)	737,757
Deferred tax liabilities (Note 11)	(125,419)
Total identifiable net assets acquired	690,653
Goodwill (Note 8)	1,068,379
Total consideration transferred	1,759,032

The Company used the multi-period excess earnings method (“MEEM”) to estimate the fair value of acquired customer relationships using a discount rate of 22.53%. The valuation incorporated significant assumptions, including forecasted revenue growth, customer attrition rates and an appropriate discount rate based on expected future business conditions.

Goodwill represents the excess of consideration transferred over the fair value of identifiable net assets acquired and is primarily attributable to expected synergies from the assembled workforce and anticipated post-acquisition integration benefits. Goodwill is not expected to be deductible for income tax purposes.

Direct acquisition-related costs were immaterial and expensed as incurred.

Acquisition of Peijun Marine Consultant Co., Ltd.

On January 27, 2026, the Company acquired a 60% equity interest in Peijun Marine Consultants Co., Ltd. (“Peijun”) and obtained control of the entity. The acquisition was accounted for using the acquisition method under ASC 805, Business Combinations.

The acquiree’s identifiable assets and liabilities have been recognized at 100% of their fair values, and a non-controlling interest (“NCI”) has been recognized for the 40% interest not acquired. The Company applies the full goodwill method under ASC 805.

The total consideration comprised (i) cash consideration of US$250,531 payable at closing, and (ii) deferred cash consideration of US$250,531 payable one year after the acquisition date.

The deferred consideration is non-interest bearing (Note 10). The acquisition date fair value was determined by discounting the expected future payment using an appropriate discount rate reflecting market participant assumptions. The difference between the nominal amount and fair value is recognized as a deferred consideration payable at the acquisition date. The deferred consideration payable is subsequently measured at amortized cost using the effective interest method and accreted to its contractual settlement amount, with the unwinding of the discount recognized as interest expense over the one-year settlement period.

Fair value of consideration transferred	US$
Cash consideration paid at closing	250,531
Fair value of deferred consideration	210,580
Total consideration transferred	461,111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	BUSINESS COMBINATIONS – CONTINUED

Acquisition of Peijun Marine Consultant Co., Ltd. – Continued

Net tangible assets acquired	US$
Assets
Cash and cash equivalents	357,512
Accounts receivable, net	118,604
Total assets acquired	476,116

Liabilities
Accounts payables	128,851
Accruals and other current liabilities	109,280
Dividend payable	237,895
Total liabilities assumed	476,026

Net tangible assets acquired	90

Allocation of purchase consideration	US$
Net tangible assets acquired	90
Customer relationship intangible assets (Note 9)	412,655
Deferred tax liabilities (Note 11)	(68,088)
Total identifiable net assets acquired	344,657

Reconciliation of goodwill:
Total consideration transferred	461,111
Add: Fair value of non-controlling interest	307,407
Less: Identifiable net assets acquired	(344,657)
Goodwill (Note 8)	423,861

The non-controlling interest was measured at fair value at the acquisition date based on the implied equity value of Peijun Marine Consultant Co., Ltd. derived from the consideration paid for the controlling interest.

The Company used the multi-period excess earnings method (“MEEM”) to estimate the fair value of acquired customer relationships using a discount rate of 19.97%. The valuation incorporated significant assumptions, including forecasted revenue growth, customer attrition rates and an appropriate discount rate based on expected future business conditions.

Goodwill represents the excess of the consideration transferred together with the fair value of the non-controlling interest over the fair value of the identifiable net assets acquired and is primarily attributable to expected synergies, the assembled workforce and anticipated post-acquisition integration benefits. Goodwill is not expected to be deductible for income tax purposes.

Direct acquisition-related costs were immaterial and expensed as incurred.

Acquisition of PJ Marine Shanghai Co., Ltd

On March 23, 2026, the Company acquired a 60% equity interest in PJ Marine Shanghai Co., Ltd (“PJ SH”) and obtained control of the entity. The acquisition was accounted for using the acquisition method under ASC 805, Business Combinations.

The acquiree’s identifiable assets and liabilities have been recognized at 100% of their fair values, and a non-controlling interest (“NCI”) has been recognized for the 40% interest not acquired. The Company applies the full goodwill method under ASC 805.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	BUSINESS COMBINATIONS – CONTINUED

Acquisition of PJ Marine Shanghai Co., Ltd – Continued

The total consideration comprised (i) cash consideration of US$602,500 payable at closing, and (ii) deferred cash consideration of US$602,500 payable one year after the acquisition date.

The deferred consideration is non-interest bearing (Note 10). The acquisition date fair value was determined by discounting the expected future payment using an appropriate discount rate reflecting market participant assumptions. The difference between the nominal amount and fair value is recognized as a deferred consideration payable at the acquisition date. The deferred consideration payable is subsequently measured at amortized cost using the effective interest method and accreted to its contractual settlement amount, with the unwinding of the discount recognized as interest expense over the one-year settlement period.

Fair value of consideration transferred	US$
Cash consideration paid at closing	602,500
Fair value of deferred consideration	508,661
Total consideration transferred	1,111,161

Net tangible assets acquired	US$
Assets
Cash and cash equivalents	154,852
Accounts receivable, net	162,533
Prepaid expenses and other current assets, net	20,265
Total assets acquired	337,650

Liabilities
Accounts payables	10,220
Dividend payable	168
Total liabilities assumed	10,388

Net tangible assets acquired	327,262

Allocation of purchase consideration	US$
Net tangible assets acquired	327,262
Customer relationship intangible assets (Note 9)	154,912
Deferred tax liabilities (Note 11)	(38,728)
Total identifiable net assets acquired	443,446

Reconciliation of goodwill:
Total consideration transferred	1,111,161
Add: Fair value of non-controlling interest	740,774
Less: Identifiable net assets acquired	(443,446)
Goodwill (Note 8)	1,408,489

The non-controlling interest was measured at fair value at the acquisition date based on the implied equity value of PJ Marine Shanghai Co., Ltd. derived from the consideration paid for the controlling interest.

The Company used the multi-period excess earnings method (“MEEM”) to estimate the fair value of acquired customer relationships using a discount rate of 19.45%. The valuation incorporated significant assumptions, including forecasted revenue growth, customer attrition rates and an appropriate discount rate based on expected future business conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquisition of PJ Marine Shanghai Co., Ltd – Continued

Goodwill represents the excess of the consideration transferred together with the fair value of the non-controlling interest over the fair value of the identifiable net assets acquired and is primarily attributable to expected synergies, the assembled workforce and anticipated post-acquisition integration benefits. Goodwill is not expected to be deductible for income tax purposes.

Direct acquisition-related costs were immaterial and expensed as incurred.

The carrying amount of deferred consideration payable as of March 31, 2026 is presented within Accruals and Other Current Liabilities in the consolidated balance sheets (Note 10)

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of March 31,
	2025	2026
	US$	US$
Accounts receivable	4,015,652	6,123,875
Less : Allowance for credit loss	(249,295)	(567,648)
Accounts receivable, net	3,766,357	5,556,227

The changes in the allowance for credit loss were as follows:

	As of March 31,
	2025	2026
	US$	US$

Balance at beginning of year	281,598	249,295
Allowance acquired through business acquisitions	-	70,719
Allowance for expected credit loss	99,263	371,299
Write-back of allowance for credit loss	(131,566)	(123,665)
Balance at end of year	249,295	567,648

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2025	2026
	US$	US$
Current
Deposits	188,277	153,226
GST receivables	36,649	43,889
Prepaid expenses	253,416	1,052,482
Deferred initial public offering (“IPO’’) costs	715,630	-
	1,193,972	1,249,597

Non- Current
Prepaid expenses, non-current	-	1,811,250
	-	1,811,250

Prepaid expenses primarily comprise advance payments for professional services, business consultancy services, insurance premiums and subscription fees. Amounts expected to be recognized as expense beyond one year are classified as non-current prepaid expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	PLANT AND EQUIPMENT, NET

	As of March 31,
	2025	2026
	US$	US$

Computers	224,302	266,920
Renovation	170,009	167,559
Office equipment	47,270	52,392
Furniture and fittings	45,398	39,282
Subtotal	486,979	526,153
Less: Accumulated depreciation	(378,233)	(325,007)
Plant and equipment, net	108,746	201,146

Depreciation expenses were US$92,711, US$57,892 and US$21,290 for the years ended March 31, 2026, 2025 and 2024 respectively. Depreciation expense is included within depreciation and amortization in the consolidated statements of operations and comprehensive income (loss).

7.	RIGHT-OF-USE (“ROU”) ASSETS AND LEASE PAYABLE

The Company’s operating lease right-of-use (“ROU”) assets relate primarily to office premises. The Company recognized operating lease ROU assets and lease liabilities as follows:

	As of March 31,
	2025	2026
	US$	US$

Operating lease right-of-use assets	443,791	1,412,651
Less : Accumulated amortization	(301,266)	(440,451)
Right-of-use asset, net	142,525	972,200

Amortization of operating lease right-of-use assets was US$453,608, US$214,842 and US$154,198 for the years ended March 31, 2026, 2025 and 2024 respectively. The amortization is included in depreciation and amortization in the consolidated statements of operations and comprehensive income (loss).

	As of March 31,
	2025	2026
	US$	US$

Lease liabilities
Current portion	144,747	462,490
Non-current portion	981	527,751
Total	145,728	990,241

The following summarizes other supplemental information about the Company’s operating lease as of March 31, 2026:

Weighted-average discount rate	5.01%
Weight-average remaining lease term (years)	2.12 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	RIGHT-OF-USE (“ROU”) ASSETS AND LEASE PAYABLE - CONTINUED

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive income and supplemental cash flow information related to operating leases is as follows:

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Short term lease expenses	-	-	9,169
Cash paid for operating leases	169,605	288,417	433,107

Future lease payments under lease liabilities as of Mar 31, 2026 were as follows:

Year Ending March 31,	US$

2027	501,304
2028	466,623
2029	77,771
Total operating lease payments	1,045,698
Less: Imputed interest	(55,457)
Present value of operating lease liabilities	990,241

8.	GOODWILL

	As of March 31,
	2025	2026
	US$	US$

Beginning balance	-	-
Goodwill recognized from business acquisitions	-	2,900,729
Ending balance	-	2,900,729

The goodwill recognized during the year ended March 31, 2026 arose from the business acquisitions described in Note 3. The goodwill primarily represents expected synergies, the assembled workforce and anticipated post-acquisition integration benefits.

Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. Management performed its annual impairment assessment as of March 31, 2026 and concluded that no impairment loss was recognized.

9.	INTANGIBLE ASSETS, NET

	As of March 31,
	2025	2026
	US$	US$

Customer relationship intangible assets	-	1,305,324
Less: Accumulated amortization	-	(52,197)
Total	-	1,253,127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	INTANGIBLE ASSETS, NET – continued

Amortization expense was US$52,197 for the year ended March 31, 2026 and is included in depreciation and amortization in the consolidated statements of operations and comprehensive income (loss).

During the year ended March 31, 2026, the Company recognized customer relationship intangible assets of US$737,757, US$412,655, and US$154,912 in connection with the business acquisitions described in Note 3. These customer relationship intangible assets were recognized at their respective acquisition-date fair values and are being amortized on a straight-line basis over their estimated useful lives of five years.

The estimated future amortization expense for finite-lived intangible assets as of March 31, 2026 is as follows:

Year Ending March 31,	US$

2027	261,065
2028	261,065
2029	261,065
2030	261,065
2031 and thereafter	208,867
Total	1,253,127

Management evaluates finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment loss was recognized during the year ended March 31, 2026.

10.	ACCRUALS AND OTHER CURRENT LIABILITIES

	As of March 31,
	2025	2026
	US$	US$

Accrued bonus and salaries	2,956,825	3,798,560
Other accruals	538,078	526,178
Advance from customer	378,424	-
Deferred consideration payable – business acquisitions	-	1,818,031
	3,873,327	6,142,769

Deferred consideration payable represents the contractual deferred cash consideration arising from the business acquisitions described in Note 3. The liability was initially recognized at its acquisition-date fair value and is subsequently measured at amortized cost using the effective interest method. Accordingly, the carrying amount is accreted over time to its contractual settlement amount, with the unwinding of the discount recognized as interest expense in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	DEFERRED TAX LIABILITIES

	As of March 31,
	2025	2026
	US$	US$

Deferred tax liabilities	1,325	225,810

Following are the movements in the Company’s deferred tax liabilities:

US$
As of April 1, 2024	1,665
Recognized in the consolidated statements of income	(340)
As of March 31, 2025	1,325
Recognized in the consolidated statements of income	1,104
Deferred tax liabilities recognized on customer relationship intangible assets acquired in business acquisitions (Note 3)	232,235
Reversal arising from amortization of acquired customer relationship intangible assets	(8,854)
As of March 31, 2026	225,810

12.	SHAREHOLDERS’ EQUITY

Ordinary Shares

Vantage Corp was established under the laws of Cayman Islands on April 2, 2024. The original authorized share capital of the Company was US$50,000 divided into 25,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, par value US$0.001 per share.

As of March 31, 2025, the Company had 7,633,620 Class A ordinary shares issued and outstanding. During the year ended March 31, 2026, the Company issued an additional 3,737,500 Class A ordinary shares in connection with its initial public offering, including the exercise of the underwriters’ over-allotment option. As of March 31, 2026, the Company had 11,371,120 Class A ordinary shares issued, of which 10,616,741 were outstanding.

As of March 31, 2025 and 2026, the Company had 20,366,380 Class B ordinary shares issued and outstanding.

Share Repurchase Program

On November 5, 2025, the Company’s Board of Directors authorized a share repurchase program of up to US$1.0 million of the Company’s Class A ordinary shares. The share repurchase program is effective through December 31, 2026.

Treasury Shares

During the year ended March 31, 2026, the Company repurchased 754,379 Class A ordinary shares under the share repurchase program for an aggregate purchase price of US$749,424, including brokerage commissions and other transaction costs. The repurchased shares are held as treasury shares and are presented as a deduction from shareholders’ equity in the consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	REVENUE BY SERVICE

Revenue from ship broking services consisted of the following:

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Revenue from ship broking services	19,999,294	18,659,141	17,837,611

Revenue is disaggregated by the timing of revenue recognition as follows:

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Point in time	18,527,513	15,941,178	14,872,295
Over time	1,471,781	2,717,963	2,965,316
Revenue from ship broking services	19,999,294	18,659,141	17,837,611

Revenue is further disaggregated by commission type as follows:

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Freight commission	16,489,917	13,740,506	13,491,801
Time charter (hire) commission	1,471,781	2,717,963	2,965,316
Demurrage commission	1,628,297	1,430,714	1,226,694
Deviation and other commission	409,299	319,958	153,800
Sale of vessel commission	-	450,000	-
Total	19,999,294	18,659,141	17,837,611

14.	INCOME TAX

The Company is subject to income taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Vantage Corp is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income, corporate, capital gains or withholding taxes. Accordingly, no provision for Cayman Islands income taxes has been made in the accompanying consolidated financial statements.

British Virgin Islands (“BVI”)

Vantage (BVI) Corporation is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, the entity is not subject to income, corporate, capital gains or withholding taxes. Accordingly, no provision for British Virgin Islands income taxes has been made in the accompanying consolidated financial statements.

Singapore

The Company’s Singapore subsidiaries are subject to Singapore corporate income tax at the prevailing statutory rate of 17% on taxable income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAX - CONTINUED

United Arab Emirates (“UAE”)

Effective June 1, 2023, the UAE introduced a federal corporate income tax at a statutory rate of 9% on taxable income exceeding AED375,000. During the year ended March 31, 2026, the Company’s UAE subsidiary did not incur taxable income in excess of the applicable threshold. Accordingly, no UAE corporate income tax provision was recognized.

Hong Kong

The Company’s Hong Kong subsidiary is subject to Hong Kong Profits Tax under the Inland Revenue Ordinance. No Hong Kong Profits Tax provision was recognized for the year ended March 31, 2026 as the subsidiary’s profits were derived from sources outside Hong Kong and, accordingly, were not subject to Hong Kong Profits Tax.

People’s Republic of China (“PRC”)

The Company’s PRC subsidiary is subject to Enterprise Income Tax (“EIT”) in accordance with the Enterprise Income Tax Law of the People’s Republic of China. The statutory EIT rate applicable to the Company’s PRC subsidiary is 25%.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which the temporary differences are expected to reverse. The effect of changes in tax laws or tax rates is recognized in the consolidated statements of income in the period that includes the enactment date.

The Company recognizes liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination by the relevant tax authorities based on the technical merits of the position. Interest and penalties, if any, related to uncertain tax positions are recognized as a component of income tax expense.

The components of income tax expense were as follows:

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Current income tax	1,051,644	853,048	193,117
Over provision of current taxation in respect of prior year	(5,508)	(26,782)	(29,659)
Deferred income tax	(625)	(340)	(7,750)
	1,045,511	825,926	155,708

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAX - CONTINUED

The reconciliation of total income tax rate to the effective income tax rate based on income before income taxes for the years ended Mar 31, 2024, 2025 and 2026 are as follows:

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Income before tax expenses:	5,999,995	4,668,811	(1,160,962)

Tax at Singapore statutory rate of 17%*	1,019,999	793,698	(197,364)
Tax effect of expenses that are not deductible in determining taxable profit	26,989	51,953	140,479
Non-taxable income	(26,850)	(21,389)	(19,560)
Current year loss for which deferred tax asset is not recognized	19,080	-	-
Tax exemption	(12,959)	(15,052)	(36,908)
Overprovision current taxation in respect of prior year	(5,508)	(26,782)	(29,659)
Overprovision of deferred tax assets for prior year	(102)	-	-
Effect of Different Tax Rates in Other Jurisdiction	-	43,498	307,574
Others	24,862	-	-
Reversal arising from amortization of acquired customer relationship intangible assets	-	-	(8,854)
	1,045,511	825,926	155,708

*	The Company has reconciled to the Singapore statutory tax rate of 17% to reflect the location of the Company’s operating activities and rather than reconciling to Cayman Islands statutory tax rate of 0%.

As of March 31, 2026, the Company had no unrecognized tax benefits. The Company did not recognize any interest or penalties related to uncertain tax positions for the years ended March 31, 2024, 2025 and 2026. The Company does not expect its unrecognized tax positions to change materially within the next twelve months.

15.	OTHER INCOME

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Interest income	4,000	2,753	1,323
Other income	-	-	136
Insurance claim	-	-	1,541
Fixed deposit interest	146,653	23,077	4,124
Gain on derecognition of operating lease right-of-use asset	-	-	1,437
Forfeited customer advances	-	226,065	544
	150,653	251,895	9,105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS

Related parties include entities under common control and key management personnel, including directors. Parties are considered to be related if one party has the ability to control or exercise significant influence over the financial and operating decisions of the other party.

The Company entered into the following transactions with related parties during the years presented. Unless otherwise stated, outstanding balances are unsecured, interest-free and repayable on demand.

The following transactions took place between the Company and its related parties during the year:

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Repayment of amount due to director	513,224	-	-
Directors’ fee	-	-	87,774
Directors’ CPF contribution	47,925	65,648	75,930
Directors’ Remuneration	1,547,698	1,863,168	3,377,458

Other than the transactions disclosed above, the Company had no other material related party transactions during the years presented.

17.	DIVIDENDS

During the year ended March 31, 2025, prior to the corporate reorganization and the Company’s initial public offering, Vantage Shipbrokers Pte. Ltd. declared interim tax-exempt (one-tier) dividends totaling US$11,849,995 payable to its then controlling shareholders. Of this amount, US$774,720 was settled through an offset against amounts due from a director, US$4,474,273 was paid on February 22, 2025, and a further US$2,215,173 was paid during the year ended March 31, 2026.

Accordingly, the dividend payable balance of US$5,049,983 as of March 31, 2026 consisted of US$4,385,829, representing the unpaid portion of the dividend declared by Vantage Shipbrokers Pte. Ltd., and US$664,154 of pre-acquisition dividend liabilities assumed as part of the business acquisitions completed during the year.

No dividends were declared by the Company during the year ended March 31, 2026.

	For the Year Ended March 31,
	2025	2026
	US$	US$

Dividends declared:
-Interim tax-exempt (one-tier) dividend for 2025 and 2026	11,849,995	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SEGMENT REPORTING

The Company determines its operating segments based on how its Chief Operating Decision Maker (“CODM”) manages the business, allocates resources and evaluates operating performance. The Company’s CODM is its Chief Executive Officer, who reviews the Company’s financial results on a consolidated basis. The Company operates as one operating segment and one reportable segment, consisting of the provision of shipbroking services.

The CODM uses net income (loss), as presented in the consolidated statements of operations and comprehensive income (loss), as the primary measure of segment performance for evaluating operating results, allocating resources and making strategic business decisions.

The CODM regularly reviews consolidated revenue and the following significant expense categories in assessing the Company’s operating performance and allocating resources:

	For the Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Revenue	19,999,294	18,659,141	17,837,611
Cost of revenue	(10,560,766)	(10,044,402)	(10,427,222)
Selling and marketing expenses	(1,063,533)	(1,130,799)	(1,489,005)
Depreciation and amortization	(175,488)	(272,734)	(598,516)
General and administrative Expenses	(2,361,763)	(2,798,028)	(6,156,987)
Other segment items*	162,251	255,633	(326,843)
Income tax expense	(1,045,511)	(825,926)	(155,708)
Net Income (Loss)	4,954,484	3,842,885	(1,316,670)

The accounting policies of the reportable segment are the same as those described in Note 2 – Summary of Significant Accounting Policies. There are no intersegment revenues or transactions.

*	Other segment items primarily consist of government grants, other income and interest expense, net, as reported in the consolidated statements of operations and comprehensive income (loss).

19.	CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with reputable financial institutions that management believes are of high credit quality.

Accounts receivable primarily comprise trade receivables due from customers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral or other security. The Company maintains an allowance for expected credit loss based on historical collection experience, the aging of receivables, current economic conditions, and specific customer credit risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	CONCENTRATION OF RISKS – CONTINUED

Concentration of customers

No individual customer accounted for more than 10% of accounts receivable as of March 31, 2026.

Two customers individually accounted for more than 10% of accounts receivable as of March 31, 2025. One of these customers subsequently settled its outstanding balance in full after the financial year-end.

No individual customer accounted for more than 10% of accounts receivable as of March 31, 2024.

No individual customer accounted for more than 10% of the Company’s revenue for the years ended March 31, 2024, 2025 and 2026.

Concentration of vendors

As of March 31, 2026, two vendors accounted for approximately 44% and 19% of the Company’s accounts payable, respectively. The balance due to the vendor representing approximately 44% of accounts payable was assumed as part of the business acquisitions completed during the year (see Note 3) and remained outstanding as of March 31, 2026. The balance due to the vendor representing approximately 19% of accounts payable arose from normal business operations and primarily reflected invoices received shortly before the financial year end. Management does not consider the Company to be substantially dependent on either vendor.

For the year ended March 31, 2026, total commission expense was US$470,649. Two vendors accounted for approximately 20% and 9%, respectively, of total commission expense.

As of March 31, 2025, four vendors accounted for approximately 35%, 28%, 23% and 12% of the Company’s accounts payable, respectively. The Company was not substantially dependent on these vendors, as purchases from the two principal vendors represented only approximately 0.35% and 0.25%, respectively, of total cost of revenue for the year ended March 31, 2025.

For the year ended March 31, 2025, total commission expense was US$676,312. Two vendors accounted for approximately 5% and 4%, respectively, of total commission expense.

As of March 31, 2024, two vendors accounted for approximately 57.7% and 11% of the Company’s accounts payable, respectively. The Company was not substantially dependent on the principal vendor, as purchases from that vendor represented approximately 1.9% of total cost of revenue for the year ended March 31, 2024.

For the year ended March 31, 2024, total commission expense was US$249,280. Two vendors accounted for approximately 46.4% and 24.8%, respectively, of total commission expense.

Commission expense is included in Cost of revenue in the consolidated statements of operations.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	CONCENTRATION OF RISKS – CONTINUED

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they become due. The Company’s objective is to maintain sufficient liquidity to meet its liabilities when due under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

The Company manages its liquidity by maintaining adequate cash and cash equivalents and monitoring forecast and actual cash flows. Management believes the Company maintains sufficient liquidity to fund its operations and meet its contractual obligations as they become due.

Interest rate risk

Interest rate risk is the risk that changes in market interest rates will affect the fair value or future cash flows of the Company’s financial instruments. The Company’s exposure to interest rate risk is primarily related to cash and cash equivalents held with financial institutions.

Management believes that a reasonably possible change in market interest rates would not have a material effect on the Company’s consolidated financial statements.

Exchange rate risk

The Company operates in Singapore, the United Arab Emirates, Hong Kong and the People’s Republic of China and is therefore exposed to foreign currency risk arising from fluctuations in exchange rates. Although the Company’s reporting currency is the U.S. dollar, certain transactions and balances are denominated in Singapore dollars, Renminbi, Hong Kong dollars and United Arab Emirates Dirham.

Fluctuations in exchange rates may affect the Company’s reported revenues, expenses, assets and liabilities upon translation into U.S. dollars. Management monitors foreign currency exposures on an ongoing basis but does not currently enter into derivative financial instruments to hedge foreign currency risk.

Geopolitical Uncertainty

The Company is subject to risks arising from global geopolitical developments, including ongoing conflicts in parts of the Middle East and Europe. These events may contribute to volatility in global markets, energy prices, freight markets, foreign exchange rates and supply chains, which could adversely affect customer demand, operating costs and the Company’s financial performance.

The Company operates in several jurisdictions, including the United Arab Emirates. While the Company’s operations are not located in areas directly affected by the ongoing conflicts, regional instability or broader macroeconomic disruptions could indirectly affect its business through changes in market conditions, customer demand, trade flows and shipping activities. Management continues to monitor these developments and evaluate their potential impact on the Company’s operations and financial position. As of the date of issuance of these consolidated financial statements, the Company has not experienced a material adverse impact from these events.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be involved in legal proceedings, claims and other matters arising from contractual, employment and other business relationships. The Company records a liability for such matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

As of March 31, 2025 and 2026, and through the date the consolidated financial statements were issued, management is not aware of any pending or threatened legal proceedings or claims that are expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

As of March 31, 2025 and 2026, the Company had no material commitments or contingencies requiring disclosure other than those disclosed elsewhere in these consolidated financial statements.

21.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the consolidated financial statements were issued and determined that, other than the event described below, there were no material subsequent events requiring adjustment to or disclosure in these consolidated financial statements.

As of June 30, 2026, the Company had repurchased 1,076,610 Class A ordinary shares for an aggregate purchase price of US$997,898, including brokerage commissions and other transaction costs, and completed the share repurchase program.

