Form 20-F/A
period 2026-03-31
Vantage Corp (Singapore)
filed 2026-09-28
CIK 2027160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Form 20-F/A”) amends our annual report on Form 20-F for the year ended March 31, 2026, which was originally filed with the Securities and Exchange Commission on July 27, 2026 (the “Original Filing”). The purpose of this Form 20-F/A is (i) to update the disclosures in Item 5.A by supplementing the information relating to transaction volume metrics; (ii) to update Item 15 to provide management’s annual report on internal control over financial reporting, and (iii) to amend Note 2 – Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements. For the convenience of the reader, this Form 20-F/A amends and restates the Original Filing in its entirety. As a result, it includes both items that have been changed as a result of the restatement and items that are unchanged from the Original Filing.

This Form 20-F/A also includes updated certifications in the exhibits as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, from the Company’s Chief Executive Officer and Chief Financial Officer, dated as of the date of filing of this Form 20-F/A.

Except as described above, no other information or exhibit included in the Original Filing is being amended or updated by this Form 20-F/A and, other than as described herein, this Form 20-F/A does not purport to reflect any information or events subsequent to the Original Filing. This Form 20-F/A continues to describe the conditions as of the date of the Original Filing and, except as expressly contained herein, we have not updated, modified or supplemented the disclosures contained in the Original Filing. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results, or developments that have occurred or facts that have become known to us after the date of the Original Filing, and such forward-looking statements should be read in their historical context.

This Form 20-F/A should be read in conjunction with our other filings with, and reports furnished to, the SEC.

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

In addition, since we are a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a standalone public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2026. In making this assessment, management used the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and SEC guidance on conducting such assessments. Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2026. See “Item 15. Controls and Procedures – Management’s Annual Report on Internal Control over Financial Reporting” for more details.

In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Although revenue decreased by 4.4% to US$17.8 million during fiscal year 2026 as a result of softer global shipping market conditions and lower average revenue per fixture, our financial position strengthened significantly following our initial public offering. Total assets increased to US$22.8 million as of March 31, 2026 from US$11.2 million as of March 31, 2025, primarily reflecting the acquisitions completed during the year and the receipt of net proceeds from our initial public offering.

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

Transaction Volume and Average Revenue per Fixture

The following table sets forth our transaction volume and average revenue per fixture for the years ended March 31, 2024, 2025 and 2026:

	Years Ended March 31,
	2024	2025	2026
	US$	US$	US$

Number of fixtures	1,379	1,306	1,458
Revenue (US$)	19,999,294	18,659,141	17,837,611
Average revenue per fixture (US$)	14,503	14,287	12,234

For purposes of the above table, a “fixture” represents a chartering transaction arranged by us in the ordinary course of our shipbroking activities. The number of fixtures represents the total number of such transactions completed during the applicable fiscal year. Average revenue per fixture is calculated by dividing our total revenue for the applicable fiscal year by the total number of fixtures during that year.

The number of fixtures decreased from 1,379 in fiscal year 2024 to 1,306 in fiscal year 2025 and increased to 1,458 in fiscal year 2026. Average revenue per fixture decreased from approximately US$14,503 in fiscal year 2024 to US$14,287 in fiscal year 2025 and US$12,234 in fiscal year 2026.

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

Comparison of Results of Operations for the Years Ended March 31, 2026 and 2025

Revenue

We generate revenue from ship broking services. Revenue decreased by US$821,530, or 4.4%, from US$18,659,141 for the year ended March 31, 2025 to US$17,837,611 for the year ended March 31, 2026. The decrease was primarily attributable to softer global market conditions, reduced average revenue per fixture, and ongoing uncertainty in international trade and shipping demand. The decrease was partially offset by continued contributions from time charter commission income.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. It is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel. The objective is to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by the internal controls over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2026. In making this assessment, management used the criteria set forth in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and SEC guidance on conducting such assessments. Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2026.

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

Item 18. Financial Statements

The consolidated financial statements are included at the end of the annual report.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
2.1	Specimen Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
2.2	Representative’s Warrants issued on June 13, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on June 13, 2025)
2.3	Representative’s Warrants issued on June 18, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on June 18, 2025)
2.4^	Description of Securities

4.1	Underwriting Agreement dated June 11, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on June 13, 2025)
4.2	Form of Employment Agreement, by and between the Company and its executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
4.3	Acting-in-concert Deed of Confirmation by and among the Major Shareholders dated September 20, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
4.4	Acting-in-concert Deed of Confirmation by and among the Major Shareholders dated November 18, 2024 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
8.1^	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
11.2	Corporate Governance Guidelines (incorporated by reference to Exhibit 99.7 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
11.3	Insider Trading Policy (incorporated by reference to Exhibit 11.3 to the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on July 28, 2025)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Clawback Policy (incorporated by reference to Exhibit 99.8 to the Company’s Registration Statement on Form F-1 (Amendment No. 8) filed with the Securities and Exchange Commission on May 21, 2025)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

^	Previously filed with the Original Filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

Vantage Corp (Singapore)

/s/ Andresian D’Rozario
Andresian D’Rozario
Chief Executive Officer and Director

Date: September 28, 2026

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

The Company has elected to take advantage of the extended transition period for complying with new or revised accounting standards.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires enhanced income tax disclosures, primarily relating to the effective tax rate reconciliation and income taxes paid. For entities other than public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. As an EGC, the Company has elected to use the extended transition period available under the JOBS Act and has not early adopted ASU 2023-09. Accordingly, the Company will adopt ASU 2023-09 for its fiscal year beginning April 1, 2026 and ending March 31, 2027. The Company is currently evaluating the impact of adopting ASU 2023-09 on its consolidated financial statements and related disclosures.

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

